The registrant is submitting this draft registration statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on December 19, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

Under

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Seritage Growth Properties

(Exact Name of Registrant as Specified in Its Governing Instruments)

Seritage Growth Properties

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert A. Riecker

c/o Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Kristin M. Coleman, Esq. Senior Vice President, General Counsel and Corporate Secretary Sears Holdings Corporation 3333 Beverly Road Hoffman Estates, Illinois 60179 (847) 286-2500	Daniel A. Neff, Esq. Robin Panovka, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Subscription rights to purchase common shares of beneficial interest, par value $0.01 per share	N/A	N/A(1)
Common shares of beneficial interest, par value $0.01 per share, underlying the subscription rights	$ (2)	$

(1)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended. Represents the estimated maximum aggregate gross proceeds from the exercise of the maximum number of subscription rights that may be issued.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement has been prepared on a prospective basis on the assumption that, among other things, the rights offering (as described in the prospectus which is a part of this registration statement) and the related transactions (including the negotiation, execution and performance of the agreements referred to in the prospectus) and approvals contemplated to occur prior to or contemporaneously with the rights offering will be consummated as contemplated by the prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                          , 2015

PRELIMINARY PROSPECTUS

Seritage Growth Properties

Up to              Common Shares Issuable Upon the Exercise of Subscription Rights at $         Per Share

Subscription Rights to Purchase Common Shares

This prospectus is being furnished to you as a holder of common stock of Sears Holdings Corporation (together with its subsidiaries, “Sears Holdings” or “SHC”) in connection with the planned distribution by Sears Holdings to each holder of its common stock as of the close of business on                     , 2015 (the “record date”), at no charge, transferable subscription rights (the “subscription rights”) to purchase up to an aggregate of                      common shares of beneficial interest, par value $0.01 per share (the “common shares”), of Seritage Growth Properties, a Maryland real estate investment trust (“Seritage Growth”), at a price of $         per whole share (the “rights offering”). Sears Holdings will distribute to each holder of its common stock as of the record date one subscription right for each full share of common stock owned by that stockholder as of the record date, except that holders of Sears Holdings’ restricted stock that is unvested as of the record date will receive cash awards in lieu of subscription rights. Each subscription right will entitle its holder to purchase              common shares of Seritage Growth. Additionally, holders of subscription rights who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights by them prior to such exercise, may also make a request to purchase additional Seritage Growth common shares through the exercise of an over-subscription privilege, although over-subscriptions may not be filled.

Immediately prior to the closing of the rights offering, Sears Holdings will hold all of the subscription rights to purchase Seritage Growth common shares, which rights will be distributed to Sears Holdings stockholders. As a result of the rights offering and subscription for Seritage Growth common shares, we will become a publicly traded company independent from Sears Holdings. In this prospectus, we refer to the acquisition of properties from Sears Holdings by Seritage Growth, the rights offering, and the related transactions described in this prospectus as the “Transaction.” In connection with the Transaction, we have entered into or will enter into various agreements with Sears Holdings which, among other things, govern the principal transactions relating to this offering, the sale of 262 properties owned (or, in a few cases, ground-leased) by Sears Holdings, the leaseback of most of these properties to Sears Holdings upon the consummation of this offering, as well as other aspects of our relationship with Sears Holdings following the Transaction.

To the extent that you properly exercise your over-subscription privilege for a number of Seritage Growth common shares that exceeds the number of the unsubscribed shares allocated to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the rights offering. We have engaged Computershare Trust Company, N.A. to serve as the subscription agent and Georgeson Inc. to serve as information agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on                     , 2015, the              business day following the distribution of the rights, but Sears Holdings may extend the rights offering for additional periods ending no later than                     , 2015. The completion of the rights offering is subject to the satisfaction or waiver of certain conditions. We are requiring an overall minimum subscription to complete the rights offering. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If Sears Holdings cancels the rights offering, the subscription agent will return all subscription payments received, without interest or penalty, as soon as practicable. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

We intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. To assist us in qualifying to be taxed as a REIT, among other purposes, Seritage Growth’s declaration of trust contains certain restrictions relating to the ownership and transfer of Seritage Growth common shares, including a provision generally restricting shareholders from owning more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares, without the prior consent of the Seritage Growth Board of Trustees. In addition, Seritage Growth’s declaration of trust also provides for restrictions on such ownership or transfer that would cause rents received or accrued from Sears Holdings to be treated as non-qualifying rent for purposes of the REIT gross-income requirements. See “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to Seritage Growth common shares.

As of the date of this prospectus, ESL Investments, Inc. and its affiliates, including Edward S. Lampert (collectively, “ESL”) beneficially owns approximately     % of the outstanding common stock of Sears Holdings (    % excluding shares issuable upon the exercise of warrants held by ESL), and Fairholme Capital Management LLC and related entities (collectively, “Fairholme” and, together with ESL, the “10% Stockholders”) beneficially own approximately     % of the outstanding common stock of Sears Holdings (     % excluding shares issuable upon the exercise of warrants held by Fairholme). In light of the restrictions on ownership in Seritage Growth’s declaration of trust described in this prospectus, we expect to enter into agreements with each of the participating 10% Stockholders to exchange its subscription rights that if exercised would result in the 10% Stockholder receiving in excess of     % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe for units of Seritage Growth Properties, L.P., a Delaware limited partnership of which Seritage Growth will be the sole general partner (the “Private Placement”). Shares with respect to the rights exchanged in the Private Placement will not be sold in this offering and will not be available as part of the over-subscription process. See “Certain Relationships and Related Transactions—Private Placement Agreement” and “Description of Partnership Agreement of Operating Partnership.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we will be subject to reduced public company reporting requirements compared to other public companies. See “Summary—Our Status as an Emerging Growth Company.”

You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable.

Exercising the rights and investing in Seritage Growth common shares involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 25 of this prospectus, and all other information in this prospectus in its entirety before you decide whether to exercise your rights. Neither Sears Holdings nor Seritage Growth, nor their respective boards, is making any recommendation regarding your exercise of the subscription rights.

The subscription rights are transferable during the course of the subscription period, until                     , 2015 the              business day prior to the expiration of the rights offering, and we intend to apply to list the rights for trading on the              under the symbol “    ”; however, we cannot assure you that a market for the subscription rights will develop. We intend to apply to list the Seritage Growth common shares for trading on the              under the symbol “    .” No public market currently exists for the Seritage Growth common shares or for the subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2015

You should rely only on information contained in this prospectus or in any prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with additional or different information. Neither this prospectus nor any prospectus supplement or free writing prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate only as of the date of this prospectus or such prospectus supplement or free writing prospectus, as applicable.

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MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosure contained in this prospectus, this prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe the industry, market and competitive position information included in this prospectus is generally reliable, such information is inherently imprecise.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase Seritage Growth common shares in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus, before making an investment decision to purchase Seritage Growth common shares.

Seritage Growth Properties

Our Company

Seritage Growth Properties (“Seritage Growth”) is a newly organized entity that was formed in Maryland on December 18, 2014. Seritage Growth conducts its operations through Seritage Growth Properties, L.P. (“Operating Partnership”), a Delaware limited partnership, formed on                     , 20     . In this prospectus, we refer to our business, including Seritage Growth and Operating Partnership, as “PropCo” or as “we,” “our” or “us.” Our principal offices are currently located at 3333 Beverly Road, Hoffman Estates, Illinois 60179, and our main telephone number is currently (847) 286-2500. We expect to change our principal offices and main telephone number prior to the completion of the Transaction. Seritage Growth intends to elect to be treated as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2015.

Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of 262 properties (the “Acquired Properties”) owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus, which will be sold to Operating Partnership in the Transaction. Operating Partnership will then lease (or sublease) a substantial majority of the space at all but ten of the Acquired Properties back to Sears Holdings under one or more master lease agreements (collectively, the “Master Lease”), with the remainder of such space leased to third-party tenants. These ten properties will not have any space leased to Sears Holdings, and will instead be leased solely to third-party tenants.

We expect to generate revenues primarily by leasing our properties to tenants, including both Sears Holdings and third-party tenants, who will operate retail stores (and potentially other uses) in the leased premises, a business model common to many publicly traded REITs. In addition to revenues generated under the Master Lease through rent payments from Sears Holdings, we expect to generate revenue through leases to third-party tenants under existing and future leases for space at our properties, including the Acquired Properties. The Master Lease provides us with the right to recapture up to approximately 50% of the space at the Acquired Properties leased to Sears Holdings subject to the Master Lease, allowing us to reconfigure and rent the recaptured space to third-party tenants on potentially superior terms determined by us and for our own account. We also have the right to recapture 100% of the leased space with respect to 21 of the stores subject to the Master Lease by making a specified lease termination payment to Sears Holdings, after which we expect to be able to reposition and re-lease those stores and potentially generate additional revenue. See “Certain Relationships and Related Transactions—The Master Lease.”

Our initial portfolio of 262 Acquired Properties, consisting of approximately 42 million square feet of building space, will be broadly diversified by location across 49 states and Puerto Rico. These Acquired Properties will consist of 85 properties operated under the Kmart brand, 167 operated under the Sears brand, and ten properties leased entirely to third parties. At certain of the Acquired Properties, third parties under existing leases occupy a portion of the overall leasable space alongside Sears Holdings. Third-party tenants will initially

represent approximately 7.8% of our overall portfolio as a percentage of total leasable space and approximately     % of existing rent. The amount of space leased to third-party tenants, and the resulting revenue, are expected to increase as we recapture space under the Master Lease and then re-lease it to such third-party tenants.

To maintain REIT status, Seritage Growth must meet a number of organizational and operational requirements, including a requirement that Seritage Growth distribute annually to Seritage Growth shareholders at least 90% of Seritage Growth’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”

The Transaction

Seritage Growth is a recently formed entity that will, in connection with this offering and through Operating Partnership, purchase the 262 Acquired Properties that are currently owned (or, in a few cases, ground-leased) by Sears Holdings and lease all but ten of them back to Sears Holdings. The Transaction will include a series of interim steps summarized below:

•	On December 18, 2014, Seritage Growth, a Maryland REIT that will be structured as an umbrella partnership real estate investment trust (commonly referred to as an UPREIT), was formed;

•	On , 20 , Seritage Growth formed Operating Partnership, a Delaware limited partnership;

•	Sears Holdings will agree with us to have Operating Partnership purchase for cash from Sears Holdings the Acquired Properties, representing 262 of Sears Holdings’ fee-owned or ground leased real estate assets;

•	Sears Holdings and PropCo will agree to enter into the Master Lease pursuant to which a substantial majority of the Acquired Properties or certain space therein would be leased (or subleased) back to Sears Holdings, and Sears Holdings will assign existing third-party leases in the Acquired Properties to Operating Partnership;

•	For purposes of funding the purchase price for the Acquired Properties, (1) Seritage Growth will enter into an agreement with Sears Holdings to subscribe for Seritage Growth common shares and Sears Holdings will distribute such rights to its stockholders in the rights offering, and Operating Partnership is expected to engage in a private placement of Operating Partnership units to each of the participating 10% Stockholders in exchange for subscription rights that if exercised would result in the 10% Stockholder receiving in excess of % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) and cash in the Private Placement and (2) Operating Partnership will also issue approximately $ of indebtedness (the “Financing”); and

•	At the closing of the Transaction, Seritage Growth and Operating Partnership will use the proceeds from the Private Placement, the rights offering and the Financing to purchase the Acquired Properties from Sears Holdings, and we and Sears Holdings will enter into the Master Lease.

Our Relationship with Sears Holdings

In connection with the Transaction, we and Sears Holdings will enter into: (i) a purchase and sale agreement governing the sale of the Acquired Properties to Operating Partnership, (ii) a subscription and distribution agreement, pursuant to which Sears Holdings will subscribe for Seritage Growth common shares and distribute such subscription rights to its stockholders (the “Subscription and Distribution Agreement”), (iii) the Master Lease, pursuant to which Operating Partnership, as landlord, will lease to Sears Holdings, as tenant, most of the Acquired Properties, and (iv) an agreement pursuant to which Sears Holdings will provide certain services to

PropCo (the “Services Agreement”). The agreements between Sears Holdings and PropCo will be established by Sears Holdings with the intention of producing sustainable and fair terms consistent with the respective business plans of both Sears Holdings and PropCo following the Transaction. Because these agreements will be negotiated in the context of the Transaction, they necessarily will involve negotiations between affiliated entities. Accordingly, the terms of these agreements may have different terms than would have resulted from negotiations with one or more unrelated third parties. See “Certain Relationships and Related Transactions.”

Financing

In connection with the Transaction, Operating Partnership expects to enter into the Financing. The proceeds from the Financing will be used, together with the proceeds of this offering and the Private Placement, to purchase the Acquired Properties from Sears Holdings.

Restrictions on Ownership and Transfer of Seritage Growth Shares

To assist Seritage Growth in complying with the limitations on the concentration of ownership of REIT shares imposed by the Internal Revenue Code of 1986, as amended (the “Code”), among other purposes, Seritage Growth’s declaration of trust will provide for restrictions on ownership and transfer of its common shares, including, subject to certain exceptions, prohibitions on any person actually or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares. A person that did not acquire more than 9.8% of Seritage Growth’s outstanding common shares may become subject to its declaration of trust restrictions if repurchases by Seritage Growth cause such person’s holdings to exceed 9.8% of its outstanding common shares. Under certain circumstances, the Board of Trustees of Seritage Growth may waive the ownership limits if it determines that Seritage Growth will not fail to qualify as a REIT and certain other conditions are satisfied. Seritage Growth’s declaration of trust provides that shares of beneficial interest of Seritage Growth acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of beneficial interest of Seritage Growth in violation of the ownership limits will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. Seritage Growth or its designee will have the right to purchase the shares from the trustee at this calculated price as well. In addition, a transfer of shares of beneficial interest of Seritage Growth in violation of the restrictions on ownership and transfer in the declaration of trust may be void under certain circumstances. Seritage Growth’s 9.8% ownership limits may have the effect of delaying, deferring or preventing a change in control of Seritage Growth, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for Seritage Growth’s shareholders or otherwise be in their best interest. See “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer.”

Seritage Growth’s Tax Status

Seritage Growth intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, currently expected to occur commencing with the taxable year ending December 31, 2015. Seritage Growth’s qualification as a REIT depends upon its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of Seritage Growth’s gross income, the composition and value of its assets, its distribution levels and the diversity of ownership of its shares. Seritage Growth believes that, at the time of the Transaction, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its intended manner of operation will enable Seritage Growth to meet the requirements for qualification and taxation as a REIT.

So long as Seritage Growth qualifies to be taxed as a REIT, it generally will not be required to pay U.S. federal income tax on its net REIT taxable income that it distributes currently to its shareholders. If Seritage Growth fails to qualify to be taxed as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it would be subject to U.S. federal income tax at regular corporate rates and would be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which it lost REIT qualification. Even if Seritage Growth qualifies to be taxed as a REIT, it may be subject to certain U.S. federal, state, local and foreign taxes on its income or property, and the income of its taxable REIT subsidiaries (“TRSs”), if any, will be subject to taxation at regular corporate rates. See “U.S. Federal Income Tax Considerations.”

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, since we meet certain specifications under the JOBS Act such as having total annual gross revenue of under $1.0 billion. As an emerging growth company, we have chosen to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may in the future choose to take advantage of some or all of the reduced reporting obligations, which include exceptions from requirements to provide an auditors attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), comply with certain audit firm rotation and audit rule requirements, provide certain disclosure regarding executive compensation and hold advisory votes on executive compensation, among other things. If we do, the information we may provide to shareholders may be different than what you may receive from other public companies in which you hold stock. We will remain an emerging growth company until the earlier of:

•	the last day of the fiscal year (i) following the fifth anniversary of the completion of the Transaction, or (ii) in which we have total annual gross revenue of at least $1.0 billion; or

•	the date on which Seritage Growth is deemed to be a “large accelerated filer,” which would occur if the market value of Seritage Growth common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

See “Risk Factors—Risks Related to Our Business and Operations—For as long as we are an emerging growth company and while remaining a non-accelerated filer, we will not be required to comply with certain reporting requirements that apply to other public companies.”

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE RIGHTS OFFERING

Set forth below are examples of what we anticipate will be commonly asked questions about the rights offering and the transactions contemplated thereby. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, Seritage Growth common shares and our business.

Exercising the rights and investing in Seritage Growth common shares involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 25 of this prospectus, and all other information in this prospectus in its entirety before you decide whether to exercise your rights.

What is the rights offering?

Sears Holdings is distributing, at no charge, to holders of shares of its common stock as of the record date, transferable subscription rights to purchase Seritage Growth common shares in the amount of one subscription right for each full share of common stock of Sears Holdings owned by that stockholder as of the record date, except that holders of Sears Holdings’ restricted stock that is unvested as of the record date will receive cash awards in lieu of subscription rights. Each subscription right will entitle its holder to purchase from Seritage Growth                     Seritage Growth common shares. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, as described below. We intend to apply to list the Seritage Growth common shares to be issued upon exercise of the subscription rights for trading on the                     under the ticker symbol “     .”

What is Seritage Growth?

Seritage Growth is a newly organized REIT that was formed in Maryland on December 18, 2014. Its principal offices are currently located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. Its main telephone number is currently (847) 286-2500. Seritage Growth expects to change its principal offices and main telephone number prior to the completion of the Transaction. Seritage Growth intends to elect to be treated as a REIT.

Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of 262 Acquired Properties owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus. Operating Partnership will then lease (or sublease) most of these Acquired Properties back to Sears Holdings under the Master Lease, with the remainder of such space leased to third-party tenants. In addition, after the completion of the Transaction, we will lease all of certain Acquired Properties and certain spaces within other Acquired Properties to third parties pursuant to leases under which Sears Holdings currently is the lessor and which will be assigned to us, along with certain redevelopment and other obligations under such leases, in the Transaction. The Master Lease provides Operating Partnership with the right to recapture up to approximately 50% of the space at the Acquired Properties leased to Sears Holdings subject to the Master Lease. Upon exercise of this recapture right, we can reconfigure and rent such space to third-party tenants on terms we determine. We also have the further right to recapture (for purposes of redevelopment) the remaining 50% of the space of such stores with respect to 21 stores to be identified in the Master Lease, subject to a specified lease termination payment made to Sears Holdings. However, Sears Holdings will have the right to terminate the lease as to an Acquired Property if the earnings before interest, taxes, depreciation, amortization and rent costs (“EBITDAR”) for the prior twelve-month period ending as of the most recent fiscal quarter attributable to such Acquired Property is less than the rent attributable to it. Sears Holdings’ ability to exercise this termination right will be limited so that the aggregate rent under the Master Lease in any lease year does not decline by more than 20% as a result of such terminations.

Prior to the closing of the rights offering, we have not operated as a business; instead the Acquired Properties that make up our business were generally used in Sears Holdings’ retail operations. Following the closing of the rights offering and subscription for common shares of Seritage Growth, we will be a publicly traded company independent from Sears Holdings, and Sears Holdings will not have any ownership interest in us.

In connection with the Transaction, we have entered into or will enter into various agreements with Sears Holdings that, among other things, govern the principal transactions relating to this offering and certain aspects of our relationship with Sears Holdings following the Transaction. These agreements were made or will be made in the context of our current relationship with Sears Holdings and were or will be negotiated in the overall context of the Transaction. Accordingly, the terms of these agreements may be different than those we could have negotiated with unaffiliated parties. For more information regarding the agreements between us and Sears Holdings, see “Certain Relationships and Related Transactions.”

What is a REIT?

Following the Transaction, Seritage Growth intends to qualify and elect to be taxed as a REIT under Sections 856 through 859 of the Code, which is currently expected to occur commencing with the taxable year ending December 31, 2015. As a REIT, Seritage Growth generally will not be required to pay U.S. federal income tax on REIT taxable income it distributes to its shareholders. Seritage Growth’s qualification as a REIT depends upon its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of Seritage Growth’s gross income, the composition and value of its assets, its distribution levels and the diversity of ownership of its shares. Seritage Growth believes that, at the time of the Transaction, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its intended manner of operation will enable Seritage Growth to meet the requirements for qualification and taxation as a REIT. Seritage Growth anticipates that distributions we make to shareholders generally will be taxable to shareholders as ordinary income, although a portion of the distributions may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. For a more complete discussion of the U.S. federal income tax treatment of distributions to Seritage Growth shareholders, see “U.S. Federal Income Tax Considerations.”

What is the Private Placement?

As of the date of this prospectus, ESL Investments, Inc. and its affiliates, including Edward S. Lampert (collectively, “ESL”) beneficially own approximately     % of the outstanding common stock of Sears Holdings (     % excluding shares issuable upon the exercise of warrants held by ESL), and Fairholme Capital Management LLC and related entities (collectively, “Fairholme” and, together with ESL, the “10% Stockholders”) beneficially own approximately     % of the outstanding common stock of Sears Holdings (    % excluding shares issuable upon the exercise of warrants held by Fairholme). In light of the restrictions on ownership in Seritage Growth’s declaration of trust, we expect to enter into agreements with each of the participating 10% Stockholders to exchange their subscription rights that if exercised would result in the 10% Stockholder receiving in excess of     % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe for Operating Partnership units in the Private Placement. This arrangement is designed to allow the 10% Stockholders to receive the economic benefits of their rights, while operating within the ownership restrictions set forth in Seritage Growth’s declaration of trust that are intended to protect Seritage Growth’s REIT status. Shares with respect to the rights exchanged in the Private Placement will not be sold in this offering and will not be available as part of the over-subscription process.

What is the basic subscription right?

Holders of the basic subscription rights will have the opportunity to purchase, in the aggregate,                     Seritage Growth common shares at a subscription price of $         per whole share. Sears Holdings has granted to you, as a stockholder of record on the record date, one subscription right for every share of Sears Holdings common stock you owned at that time. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, the number of shares issuable upon the exercise of the basic subscription right will be rounded down to the nearest whole share.

You may exercise all or a portion of your basic subscription right or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase Seritage Growth common shares pursuant to the over-subscription privilege. In light of the restrictions on ownership in Seritage Growth’s declaration of trust described in this prospectus, we expect to enter into agreements with each of the participating 10% Stockholders to exchange its subscription rights that if exercised would result in the 10% Stockholder receiving in excess of     % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe in the Private Placement for Operating Partnership units, of which Seritage Growth will be the sole general partner. If you are a registered holder of Sears Holdings common stock, the number of Seritage Growth common shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of the Depository Trust Company (“DTC”), you will not receive a rights certificate. Instead, DTC will electronically issue one subscription right to your nominee record holder for every share of Sears Holdings common stock that you own as of the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege and how will Seritage Growth common shares be allocated in the rights offering?

If you purchase all shares of the Seritage Growth common shares available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any common shares that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Only holders who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights prior to the time of such exercise, may participate in the over-subscription privilege. The 10% Stockholders may participate in the over-subscription privilege; however, in light of the restrictions on ownership in Seritage Growth’s declaration of trust, the 10% Stockholders will exchange their subscription rights that if exercised would result in them receiving in excess of 9.8% of the outstanding Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe for Operating Partnership units in the Private Placement. Shares with respect to the rights exchanged in the Private Placement will not be sold in this offering and will not be available as part of the over-subscription process.

If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your Sears Holdings shares are held in the name of a nominee, how many additional common shares you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below.

Seritage Growth common shares will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights for a whole common share per exercised subscription right.

•	Second, any remaining shares that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

•	Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

•	For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining shares available. (Example A)

•	Third, if the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of common shares than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•	For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional shares pursuant to the over-subscription privilege, Stockholder A’s allocation would be reduced to 40 shares. (Example B)

•	Fourth, any common shares that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Seritage Growth common shares have been allocated or all over-subscription requests have been satisfied in full.

However, in no circumstance will any holder be allocated common shares pursuant to the over-subscription privilege to the extent such allocation would result in such holder beneficially owning 9.8% or more of the outstanding Seritage Growth common shares (as calculated for certain federal income tax purposes), nor will any holder, other than the 10% Stockholders, participate in the Private Placement. See “Certain Relationships and Related Transactions—Private Placement Agreement.” Seritage Growth common shares that would have been issued to the 10% Stockholders if they would have been able to exercise their rights will not be sold in the offer and will not be available as a part of the over-subscription process.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed common shares before the rights offering expires, if you wish to maximize the number of Seritage Growth common shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional shares you desire to purchase pursuant to your over-subscription request). See “The Rights Offering—The Subscription Rights—Over-subscription Privilege.” Any excess subscription payments received by the subscription agent, including payments for additional shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you will be returned, without interest or penalty, promptly following the expiration of the rights offering.

Computershare Trust Company, N.A., our subscription agent for the rights offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

What is the purpose of the Transaction?

Sears Holdings believes that the Transaction would provide, among other things, financial and operational benefits to both PropCo and Sears Holdings, including but not limited to the following expected benefits:

•	Additional Liquidity and Financial Flexibility. The Transaction is intended to monetize a portion of Sears Holdings’ real estate assets in a manner that provides current value to Sears Holdings while allowing Sears Holdings to continue to operate in its existing store locations and creating significant flexibility and potential upside for both us and Sears Holdings. Specifically, the Transaction will allow Sears Holdings the ability to rationalize certain of its real estate holdings in a deliberate and considered manner, immediately gain increased liquidity, and subsequently rationalize a portion of its rental costs to the extent its stores become unprofitable below certain levels.

•	Additional Strategic Opportunities for PropCo. PropCo, through Operating Partnership, will immediately have an income stream from an existing tenant, with enhanced flexibility as a lessor due to the ability to recapture substantial amounts of space from Sears Holdings and diversify its tenant mix by leasing recaptured space to other tenants. As a REIT, Seritage Growth will generally not pay income taxes on income that is distributed to shareholders, and will be required to distribute at least 90% of its REIT taxable income to shareholders. Sears Holdings expects the Transaction to facilitate strategic expansion opportunities for PropCo by providing PropCo the ability to pursue transactions with other operators that would not pursue transactions with Sears Holdings as a current competitor and to diversify into different businesses.

•	Business-Appropriate Capital Structure. The Transaction will create an independent equity structure that will afford PropCo direct access to capital markets and facilitate its ability to effect future real estate acquisitions utilizing Seritage Growth common shares and Operating Partnership units.

•	Focused Management. The Transaction will allow management of each of Sears Holdings and Seritage Growth to devote time and attention to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of the respective companies, and to design more tailored compensation structures that better reflect these strategies, policies and business characteristics. Separate equity-based compensation arrangements for PropCo should more closely align the interests of management with the interests of shareholders and more directly incentivize the employees of PropCo and attract new talent.

•	Distinct Investment Opportunities. The Transaction will provide investors with two distinct and targeted investment opportunities. Since the subscription rights are being distributed at no charge to Sears Holdings’ existing stockholders, stockholders will have the choice to acquire a stake in PropCo in addition to retaining their existing Sears Holdings stake.

How was the $         per share subscription price determined?

In determining the subscription price, the board of directors of Sears Holdings considered, among other things, (1) the desirability of broad participation in the rights offering by Sears Holdings’ stockholders and of the development of a trading market for both the subscription rights and Seritage Growth common shares, (2) the fair market value of the Acquired Properties purchased in the Transaction and (3) Seritage Growth’s liquidity needs and the aggregate amount of proceeds to be paid to Sears Holdings pursuant to the rights offering if the rights offering were fully subscribed.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, you will not receive any Seritage Growth common shares.

The number of shares of Sears Holdings common stock that you own, and your percentage ownership, will not change as a result of the rights offering. If you do not exercise your subscription rights to purchase Seritage Growth common shares, following the Transaction you will no longer retain an ownership interest in the PropCo assets and liabilities, as the common stock of Sears Holdings that you hold will no longer reflect the activities, assets or liabilities of PropCo. In addition, the trading price of Sears Holdings common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because the assets and liabilities of PropCo will no longer be held by Sears Holdings, those assets and liabilities and related activities will no longer be reflected in Sears Holdings financial statements, and Sears Holdings will receive cash proceeds of approximately $         million as a result of the sale of the Acquired Properties to PropCo and will become obligated to pay rent (of $         million per year, initially) as well as other charges associated with the Acquired Properties pursuant to the Master Lease. See “Certain Relationships and Related Transactions—The Master Lease.”

See “Risk Factors—Risks Related to the Rights Offering—If you receive and exercise the subscription rights, you may be subject to adverse U.S. federal income tax consequences” and “Risk Factors—Risks Related to the Rights Offering—If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payments before the rights offering expires on                     , 2015 at 5:00 p.m., New York City time. If you hold your shares of Sears Holdings common stock in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights. Although Sears Holdings may, in its discretion, extend the expiration date of the rights offering, it currently does not intend to do so. In addition, Sears Holdings may cancel the rights offering for various reasons. If the rights offering is cancelled, all subscription payments received will be returned, without interest or penalty, as soon as practicable. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

Although we will make reasonable attempts to provide this prospectus to Sears Holdings’ stockholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

Yes. The subscription rights are transferable during the course of the subscription period and we intend to apply to list the subscription rights for trading on the                      under the symbol “     .” We currently expect that the subscription rights will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on                     , 2015 the                     business day prior to the scheduled expiration date of the rights offering (or, if the offer is extended, on the                     business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to exercise them to purchase Seritage Growth common shares. However, the subscription rights are a new issue of securities with no prior trading market, and there may be insufficient liquidity in any trading market for the subscription rights or the market value of the subscription rights may be lower than expected.

If you hold your Sears Holdings common shares through a broker, custodian bank or other nominee, you may sell your subscription rights by contacting your broker, custodian bank or other nominee until the close of business on the business day preceding the expiration date of this rights offering. To sell your subscription rights, in addition to any other procedures your broker, custodian bank or other nominee may require, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York City time, on                     , 2015 the                     business day prior to the expiration date of this rights offering. If you are a record holder of a subscription rights certificate, you may take your subscription rights certificate to a broker who can sell your subscription rights for you. To do so, you must deliver your properly executed subscription rights certificate, with appropriate instructions, and any additional documentation required by the broker. Commissions and applicable taxes or broker fees may apply if you sell your subscription rights. See “The Rights Offering—Transferability of Subscription Rights.”

What is the effect of transferring subscription rights?

You may transfer or sell your subscription rights if you do not want to exercise them to purchase Seritage Growth common shares. However, if you transfer all or a portion of your subscription rights, you will be unable to purchase the Seritage Growth common shares underlying such transferred rights. In addition, if you transfer all or a portion of your subscription rights, you will not be entitled to exercise the over-subscription privilege with respect to the portion of your rights so transferred.

What is the effect of purchasing subscription rights?

If you purchase subscription rights prior to the expiration of the subscription period, you may exercise such subscription rights and the over-subscription privilege related thereto or further transfer such subscription rights in accordance with the terms set forth in this prospectus. If Sears Holdings cancels the rights offering, the subscription rights will be void, of no value and will cease to be exercisable for Seritage Growth common shares. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market; however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. See “Risk Factors—Risks Related to the Rights Offering—Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.”

Is Sears Holdings requiring a minimum subscription to complete the rights offering?

Yes. Sears Holdings is requiring an overall minimum subscription to complete the offering. If this offering does not raise the overall minimum aggregate gross proceeds of $         million, the rights offering will be terminated unless the Sears Holdings board of directors, in its sole discretion, waives the minimum subscription requirement. If the rights offering is terminated, any money received from subscribing stockholders will be refunded promptly, without interest or deduction.

Are there any conditions to closing the rights offering?

Yes. Sears Holdings’ obligation to close the rights offering and to distribute the Seritage Growth common shares subscribed for in the rights offering is conditioned upon the satisfaction or waiver of certain conditions, including that the board of directors of Sears Holdings does not determine, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering (which could occur if, among other things, we do not receive sufficient proceeds from the Private Placement or the Financing). See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

Can Sears Holdings cancel or extend the rights offering?

The rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If the rights offering is cancelled, any money received from subscribing holders of rights will be returned, without interest or penalty, as soon as practicable. If Sears Holdings cancels the rights offering, the subscription rights will be void, of no value and will cease to be exercisable for Seritage Growth common shares. If you purchase rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market; however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. Sears Holdings may also extend the rights offering for additional periods ending no later than                     , 2015, although it does not presently intend to do so.

You should discuss with your tax advisor the tax consequences of receiving subscription rights if Sears Holdings subsequently cancels the rights offering. See “What are the material U.S. federal income tax consequences if I receive a subscription right from Sears Holdings and Sears Holdings subsequently cancels the rights offering.”

Will Sears Holdings’ directors and officers and Seritage Growth’s trustees and officers be able to exercise their subscription rights?

Sears Holdings’ directors and officers and Seritage Growth’s trustees and officers that hold shares of Sears Holdings’ common stock, excluding shares of Sears Holdings’ restricted stock that is unvested as of the record date, may participate in the rights offering at the same subscription price per share as all other holders of subscription rights, but none of their directors and officers nor our trustees and officers is obligated to participate.

Holders of Sears Holdings’ restricted stock that is unvested as of the record date will receive a cash award, to be paid on the applicable vesting date, in lieu of any right such holder may have to receive subscription rights with respect to such unvested restricted stock. Such cash awards will represent the right to receive, on the applicable vesting date, a cash payment from Sears Holdings equal to the value of the subscription rights that would have been distributed to such holder had such holder’s unvested restricted stock been unrestricted shares of Sears Holdings’ common stock, calculated on the basis of the volume-weighted average trading price per subscription right for the 10 trading-day period beginning on the first day on which the subscription rights trade on                    . The subscription rights are expected to begin to trade on                     on the first business day following the distribution of the subscription rights.

Has the Sears Holdings board of directors made a recommendation to Sears Holdings stockholders regarding the rights offering?

No. Neither Sears Holdings nor Seritage Growth, nor their respective boards, is making any recommendation regarding the exercise of the subscription rights or the purchase, retention or sale of Sears Holdings common stock or Seritage Growth common shares. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither we nor Sears Holdings can predict the price at which Seritage Growth common shares will trade after the offering. The market price for Seritage Growth common shares may be below the subscription price, and if you purchase common shares at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in Seritage Growth common shares.

ESL beneficially owns approximately     % of Sears Holdings’ outstanding shares of common stock as of the date of this prospectus (    % excluding shares issuable upon the exercise of warrants held by ESL). Edward S. Lampert is the Chairman of the Board and Chief Executive Officer of Sears Holdings and Chairman and Chief

Executive Officer of ESL. You should not view the intentions of ESL or Mr. Lampert as a recommendation or other indication, by them or any member of the Sears Holdings or Seritage Growth boards, regarding whether the exercise of the subscription rights is or is not in your best interests.

How do I exercise my subscription rights if I am a registered holder of Sears Holdings Common Stock?

If you are a registered holder of Sears Holdings common stock and you wish to participate in the rights offering, you must take the following steps:

•	deliver payment (as set forth below) to the subscription agent before 5:00 p.m., New York City time, on , 2015; and

•	deliver a properly completed and duly executed rights certificate to the subscription agent before 5:00 p.m., New York City time, on , 2015.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver subscription documents, the rights certificate or payment to Sears Holdings or to us. The risk of delivery to the subscription agent of your subscription documents, rights certificate and payment is borne by you, and not by us, Sears Holdings or the subscription agent. You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them prior to 5:00 p.m., New York City time, on                     , 2015.

You must timely pay the full subscription price in U.S. dollars for the full number of Seritage Growth common shares you wish to acquire in the rights offering, including any shares you wish to acquire pursuant to the over-subscription privilege. You must deliver to the subscription agent payment in full, by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below, before the expiration of the rights offering period. Personal checks and wire transfers will not be accepted.

How do I participate in the rights offering if my shares are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your shares of Sears Holdings common stock in the name of a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf in accordance with your instructions. If you wish to purchase Seritage Growth common shares through the rights offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

How do I exercise subscription rights that were purchased during the subscription period?

If you purchased subscription rights during the subscription period through a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, your broker, dealer, custodian bank or other nominee must exercise the subscription rights on your behalf. If you wish to exercise your subscription rights and purchase Seritage Growth common shares through the rights offering, you should contact your nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

If you purchased subscription rights during the subscription period directly from a registered holder of Sears Holdings common stock, you should contact the subscription agent as soon as possible regarding the exercise of your subscription rights. Please follow the instructions of the subscription agent in order to properly exercise your subscription rights. See “The Rights Offering—Method of Exercising Subscription Rights.”

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of Sears Holdings’ common stock on the record date, based on the stockholder registry maintained by the transfer agent for Sears Holdings’ common stock. If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, you will not receive an actual subscription rights certificate. Instead, DTC will electronically issue one subscription right to your nominee record holder for every share of Sears Holdings common stock that you beneficially own as of the record date.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price in U.S. dollars for the full number of Seritage Growth common shares you wish to acquire in the rights offering, including any shares you wish to acquire pursuant to the over-subscription privilege. You must deliver to the subscription agent payment in full, by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below, before the expiration of the rights offering period. Personal checks and wire transfers will not be accepted.

If you send a subscription payment that is insufficient to purchase the number of common shares you requested, or if the number of shares you requested is not specified in the rights certificate or subscription documents, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of common shares under the over-subscription privilege and the elimination of fractional shares.

If you send a subscription payment that exceeds the amount necessary to purchase the number of Seritage Growth common shares for which you have indicated an intention to purchase, then the remaining amount will be returned to you by the subscription agent, without interest or penalty, as soon as practicable following the expiration of the rights offering.

What is the record date for the rights offering?

Record ownership will be determined as of the close of business on                     , 2015 (the “record date”).

When will I receive my Seritage Growth common shares?

The distribution of the Seritage Growth common shares will be made by way of direct registration in book-entry form. No share certificates will be issued. If you purchase Seritage Growth common shares in the rights offering, as soon as practicable after the closing of the rights offering and the valid exercise of subscription rights pursuant to the basic subscription right and over-subscription privilege, and after all allocations and adjustments contemplated by the terms of the rights offering have been effected, the subscription agent will (i) credit your account or the account of your record holder with the number of Seritage Growth common shares that you purchased pursuant to the basic subscription right and the over-subscription privilege and (ii) mail to each holder of subscription rights who exercises the over-subscription privilege any excess amount, without interest or penalty, received in payment of the subscription price for excess Seritage Growth common shares that are subscribed for by such holder of subscription rights but not allocated to such holder of subscription rights pursuant to the over-subscription privilege.

After I exercise my subscription rights and send in my payment, may I withdraw or cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is cancelled, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase Seritage Growth common shares at a price of $         per whole share.

What effect does the rights offering have on the outstanding common stock of Sears Holdings?

The issuance of Seritage Growth common shares in the rights offering will not affect the number of shares of Sears Holdings common stock you own or your percentage ownership of Sears Holdings. If you do not exercise your subscription rights to purchase Seritage Growth common shares, following the Transaction you will no longer retain an ownership interest in the PropCo assets and liabilities, as the common stock of Sears Holdings that you hold will no longer reflect the activities, assets or liabilities of PropCo. In addition, the trading price of Sears Holdings common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because the assets and liabilities of PropCo will no longer be held by Sears Holdings, those assets and liabilities and related activities will no longer be reflected in Sears Holdings financial statements, and Sears Holdings will receive cash proceeds of approximately $         million as a result of the sale of the Acquired Properties to PropCo and will become obligated to pay rent (of $         million per year, initially) as well as other charges associated with the Acquired Properties pursuant to the Master Lease. See “Certain Relationships and Related Transactions—The Master Lease.”

What is the expected distribution policy of Seritage Growth?

Seritage Growth intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires, among other things, that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.

Seritage Growth currently intends to pay quarterly distributions in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, Seritage Growth’s taxable income will be calculated without reference to its cash flow. Consequently, under certain circumstances, Seritage Growth may not have available cash to pay its required distributions and may distribute a portion of its dividends in the form of its common shares. In either event, a shareholder of Seritage Growth will be required to report dividend income to the extent of current or accumulated earnings and profit as a result of such distributions even though Seritage Growth distributed only nominal amounts of cash to such shareholder. The Internal Revenue Service (the “IRS”) has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but Seritage Growth could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/share dividends, but that revenue procedure does not apply to Seritage Growth’s taxable year ending December 31, 2015 and future taxable years. Accordingly, is it unclear whether and to what extent Seritage Growth will be able to make taxable dividends payable in-kind. For more information, see “U.S. Federal Income Tax Considerations.” Seritage Growth currently believes that it will have sufficient available cash to pay its required distribution for 2015 in cash but there can be no assurance that this will be the case.

It presently is anticipated that acquisitions and redevelopment opportunities with respect to the our properties will be financed through borrowings under the debt agreements to be entered into by Operating

Partnership in connection with the Transaction, other debt financing or the issuance of equity securities. To the extent that those sources of funds are insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by our properties for any period, cash available for distribution could be reduced. In that event, we may also borrow funds, liquidate or sell a portion of our properties or find another source of funds, such as the issuance of equity securities, in order to pay its required distributions. See “Risk Factors—Risk Factors Relating to Status as a REIT.”

Seritage Growth anticipates that its distributions generally will be taxable as ordinary income to its shareholders, although a portion of the distributions may be designated by Seritage Growth as qualified dividend income or capital gain or may constitute a return of capital. Seritage Growth will furnish annually to each Seritage Growth shareholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to shareholders of Seritage Growth, see “U.S. Federal Income Tax Considerations.”

Are there risks in exercising my subscription rights?

Yes. Exercising the rights and investing in Seritage Growth common shares involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 25 of this prospectus, and all other information in this prospectus in its entirety before you decide whether to exercise your rights.

If the rights offering is not completed, will my subscription payment be refunded to me?

The subscription agent will hold all funds it receives in escrow in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. If you own shares of Sears Holdings common stock in the name of a broker, dealer, custodian bank or other nominee, it may take longer for you to receive your subscription payment because the subscription agent will return payments through the nominee record holder of your shares. If you purchase rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market; however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. See “Risk Factors—Risks Related to the Rights Offering—Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.”

Will the rights be listed on a securities exchange?

The subscription rights are transferable during the course of the subscription period and we intend to apply to list the subscription rights for trading on                     under the symbol “     .” No public market currently exists for the subscription rights. We currently expect that they will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on                     , 2015, the                     business day prior to the scheduled expiration date of this rights offering (or if the offer is extended, on the                     business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to purchase any Seritage Growth common shares through the rights offering. However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

Will the Seritage Growth common shares be listed on a securities exchange?

We intend to apply to list the Seritage Growth common shares on                     under the symbol “     ” and expect that trading will begin the first trading day after the completion of this offering. Currently, there is no public market for Seritage Growth common shares. We cannot predict the trading prices for the common shares or whether an active trading market for the common shares will develop. See “Risk Factors—Risks Related to the Rights Offering—There is currently no public market for Seritage Growth common shares. An active trading market for Seritage Growth common shares may not develop following this offering, and you may be unable to sell your shares at a price above the initial public offering price or at all.”

What will happen to the listing of Sears Holdings shares?

Sears Holdings shares will continue to be traded on the NASDAQ Global Select Market under the symbol “SHLD.”

What if I want to sell my Sears Holdings common stock or my Seritage Growth common shares?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Sears Holdings nor Seritage Growth, nor their respective boards, is making any recommendation regarding the exercise of the subscription rights or the purchase, retention or sale of Sears Holdings common stock or Seritage Growth common shares. In addition, the trading price of Sears Holdings common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because the assets and liabilities of PropCo will no longer be held by Sears Holdings, those assets and liabilities and related activities will no longer be reflected in Sears Holdings financial statements and Sears Holdings will receive cash proceeds of approximately $         million as a result of the sale of the Acquired Properties to PropCo and will become obligated to pay rent (of $         million per year, initially) as well as other charges associated with the properties pursuant to the Master Lease. See “Certain Relationships and Related Transactions—The Master Lease.”

If you decide to sell any shares of Sears Holdings common stock before the record date, you will not receive any subscription rights described in this prospectus in respect of the shares sold. If you own Sears Holdings common stock at the close of business on the record date and sell those shares after the record date, you will still receive the subscription rights that you would be entitled to receive in respect of the Sears Holdings common stock you owned on the record date.

What fees or charges apply if I purchase Seritage Growth common shares in the rights offering?

Sears Holdings is not charging any fee or sales commission to issue subscription rights to you or to deliver shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your intermediary may charge you.

What are the material U.S. federal income tax consequences if I receive and exercise a subscription right?

You should discuss with your tax advisor the tax consequences of receiving and exercising a subscription right, however, if you receive a subscription right and exercise that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) no additional income upon the exercise of the subscription right. You will need to fund any tax resulting from the receipt of the subscription right with cash from other sources. For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive and sell a subscription right?

You should discuss the tax consequences of receiving and selling a subscription right with your tax advisor; however, if you receive a subscription right and sell that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) short-term capital gain or loss on the sale of the subscription right equal to the difference between the proceeds received upon the sale and the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings. It is possible that the sale proceeds received upon a sale of the subscription rights will be less than any tax resulting from your receipt of the subscription right. In this event, you will generally need to fund the remaining portion of any tax with cash from other sources. For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive and do not sell or exercise the right before it expires?

You should discuss with your tax advisor the tax consequences of receiving a subscription right and neither selling nor exercising that right, however, if you receive a subscription right from Sears Holdings and do not sell or exercise that right before it expires, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) a short-term capital loss upon the expiration of such right in an amount equal to your adjusted tax basis (if any) in such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend or other income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. shareholder). Accordingly, if you receive a subscription right from Sears Holdings and take no action, you may owe tax and need to fund that tax with cash from other sources. See “Risk Factors—Risks Related to the Rights Offering—If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.” For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

How will I be impacted if the distribution of rights to me is subject to withholding tax?

In certain circumstances, withholding tax or backup withholding tax may apply to the distribution by Sears Holdings of the subscription rights. If withholding tax or backup withholding tax applies to the distribution of the subscription rights to you, your broker (or other applicable withholding agent) will be required to remit any such withholding tax or backup withholding tax in cash to the IRS. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking you to provide the funds, by using funds in your account with the broker or by selling (on your behalf) all or a portion of the subscription rights or by another means (if any) available. For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive a subscription right from Sears Holdings and Sears Holdings subsequently cancels the rights offering?

You should discuss with your tax advisor the tax consequences of receiving a subscription right if Sears Holdings subsequently cancels the rights offering. There are limited authorities addressing the tax consequences that would apply to you in this circumstance. Certain of the authorities suggest that in this circumstance you may not have taxable dividend income upon the receipt of the subscription rights if you do not sell or otherwise dispose of the rights and if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings (and any other applicable withholding agent) is likely to take the position, for information reporting and withholding purposes, that you have taxable dividend income upon the receipt of the subscription rights even if Sears Holdings subsequently cancels the rights offering. If withholding tax is withheld from you in this event, you may wish to seek a refund of such amount from the IRS.

If you do have taxable dividend income upon the receipt of a subscription right even though Sears Holdings subsequently cancels the rights offering, you should generally expect to have a short-term capital loss upon the cancellation of the subscription right in an amount equal to your adjusted tax basis (if any) in such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend or other income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. shareholder). For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

How do I exercise my subscription rights if I live outside of the United States and Canada or have an army post office or fleet post office address?

The subscription agent will hold rights certificates for holders of Sears Holdings common stock having an address outside the United States and Canada, or who have an Army Post Office (APO) address or Fleet Post Office (FPO) address. In order to exercise subscription rights, such stockholders must notify the subscription agent and timely follow the additional procedures described under the heading “The Rights Offering—Foreign Stockholders.”

To whom should I send my forms and payment?

If your Sears Holdings shares are held in the name of a broker, dealer or other nominee, you should send your subscription documents and subscription payment to that nominee.

If you are the record holder, you should send your subscription documents, rights certificate and subscription payment by first class mail, hand delivery or courier service to:

By first class mail:	By hand or overnight courier:

The risk of delivery to the subscription agent of subscription documents, rights certificates and subscription payments is borne by the holders of subscription rights, and not by us, Sears Holdings or the subscription agent. You should allow sufficient time for delivery of your subscription materials to the subscription agent.

How will the rights offering affect participants of the savings plans sponsored within the Sears Holdings controlled group of corporations?

The Sears Holdings Savings Plan and the Sears Holdings Puerto Rico Savings Plan (collectively, the “Savings Plans”) offer an employer stock fund through which participants (current and former Sears Holdings employees) may invest in Sears Holdings common stock. The applicable trust of each Savings Plan will, on behalf of each participant, receive one subscription right for each full share of Sears Holdings common stock held in the Sears Holdings stock fund under the applicable Savings Plan as of the record date. Sears Holdings intends to apply to the U.S. Department of Labor requesting that it grant a prohibited transaction exemption, effective as of the date of the distribution of the subscription rights, with respect to the acquisition, holding and disposition of the subscription rights by the Savings Plans. It is anticipated that an independent fiduciary will be engaged for each Savings Plan to determine whether and/or when to exercise or sell the subscription rights on behalf of the trusts of the Savings Plans, subject to the terms of the prohibited transaction exemption. Proceeds from the exercise or sale of the subscription rights will be credited to the Sears Holdings Stock Fund and reflected in the unit value of that fund, in accordance with the Savings Plans and related trust documents.

Whom should I contact if I have other questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact Georgeson Inc., our information agent, by calling                     (toll-free).

THIS OFFERING

Securities Offered by Us	Sears Holdings is distributing, at no charge, to holders of shares of its common stock as of the Record Date, transferable subscription rights to purchase up to an aggregate of Seritage Growth common shares, $0.01 par value per share, at a price of $ per share. Sears Holdings will distribute to each holder of its common stock one subscription right for each full share of its owned by that stockholder as of 5:00 p.m., New York City time, on , 2015, the Record Date, except that holders of Sears Holdings’ restricted stock that is unvested as of the Record Date are expected to receive a cash award (equal to the value of the subscription rights that would have been distributed to such holder) in lieu of subscription rights. Each subscription right allows the holder thereof to subscribe for Seritage Growth common shares at any time following the holder’s receipt of a subscription rights certificate and prior to the expiration date. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on , 2015. Sears Holdings expects the gross proceeds from the rights offering and the exercise of the subscription rights, together with the Private Placement, will be approximately $ million, assuming that the subscription rights are exercised in full.

Basic Subscription Right	The basic subscription right gives holders of the subscription rights the right to purchase from Sears Holdings, in the aggregate, up to Seritage Growth common shares at a subscription price of $ per whole share. Sears Holdings will distribute to each stockholder of record on the Record Date one subscription right for every share of its common such stockholder owned at that time. Fractional shares or cash in lieu of fractional shares will not be delivered in the rights offering. Instead, the number of shares issuable upon the exercise of the basic subscription right will be rounded down to the nearest whole share.

Over-subscription Privilege	If you purchase all of the Seritage Growth common shares available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any common shares that other holders of subscription rights do not purchase through the exercise of their basic subscription rights, subject to limitations on ownership contained in Seritage Growth’s declaration of trust. The 10% Stockholders may participate in the over-subscription privilege; however, in light of the restrictions on ownership in Seritage Growth’s declaration of trust, the 10% Stockholders will exchange their subscription rights that if exercised would result in them receiving in excess of % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe for Operating Partnership units in the Private Placement. Shares with respect to the rights exchanged in the Private Placement will not be sold in this offering and will not be available as part of the over-subscription process.

Ownership and Transfer Restrictions	To assist Seritage Growth in qualifying and maintaining its status as a REIT, among other purposes, Seritage Growth’s declaration of trust contains certain restrictions relating to the ownership and transfer of Seritage Growth common shares, including a provision restricting shareholders from beneficially or constructively owning more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares. See “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer.”

Subscription Price	$ per whole share.

Record Date	5:00 p.m., New York City time, on , 2015.

Expiration Date	5:00 p.m., New York City time, on , 2015, unless Sears Holdings extends the rights offering period.

Trading of Subscription Rights	The subscription rights are transferable during the course of the subscription period. Sears Holdings currently expects that the subscription rights will begin to trade on , 2015 on the first business day following the distribution of the subscription rights, and will continue to trade until close of business on , 2015, the business day prior to the scheduled expiration date of the rights offering (or if the offer is extended, on the business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to exercise them to purchase Seritage Growth common shares. However, the subscription rights are a new issue of securities with no prior public trading market, and there can be no assurances provided as to the liquidity of the trading market for the subscription rights or their market value. See “The Rights Offering—Transferability of Subscription Rights.”

No Revocation	All exercises of subscription rights are irrevocable, subject to applicable law, even if you later learn of information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase Seritage Growth common shares at the subscription price.

Conditions; Extension and Cancellation	The rights offering is subject to the satisfaction or waiver of certain conditions. There is an overall minimum subscription of shares ($ ) required to complete the rights offering, which the Sears Holdings board of directors, at its sole discretion, may waive. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

Common Shares to Be Outstanding After this Offering	shares (assuming full exercise of the subscription rights).

Use of Proceeds	Assuming the subscription rights are exercised in full, we expect to receive gross cash proceeds of approximately $ as a result of the sale of Seritage Growth common shares through the rights offering and Operating Partnership units through the Private Placement. We intend to contribute the proceeds from this offering to Operating Partnership, which will, together with the proceeds of the Private Placement and the Financing, be used to pay the purchase price to Sears Holdings for the Acquired Properties. See “Use of Proceeds.”

Listing	We intend to apply to list the Seritage Growth common shares on under the symbol “ .”

Ownership by ESL and Fairholme	As of the date of this prospectus, ESL beneficially owns approximately % of the outstanding common stock of Sears Holdings ( % excluding shares issuable upon the exercise of warrants held by ESL) and Fairholme beneficially owns approximately % of the outstanding common stock of Sears Holdings ( % excluding shares issuable upon the exercise of warrants held by Fairholme). In light of the restrictions on ownership in Seritage Growth’s declaration of trust, we expect that each of the participating 10% Stockholders will agree with us to exchange its subscription rights that if exercised would result in the 10% Stockholder receiving in excess of % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe in the Private Placement for Operating Partnership units, of which Seritage Growth will be the sole general partner. See “Certain Relationships and Related Transactions—Private Placement Agreement.”

No Recommendation	Neither Sears Holdings nor Seritage Growth, nor their respective boards, is making any recommendation regarding the exercise of the subscription rights or the purchase, retention or sale of Sears Holdings common stock or Seritage Growth common shares. In addition, the trading price of Sears Holdings common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering because the assets and liabilities of PropCo will no longer be held by Sears Holdings, those assets and liabilities and related activities will no longer be reflected in Sears Holdings financial statements and Sears Holdings will receive cash proceeds of approximately $ million as a result of the sale of the Acquired Properties to PropCo and will become obligated to pay rent (of $ million per year, initially) as well as other charges associated with the Acquired Properties pursuant to the Master Lease. See “Risk Factors” for a discussion of some of the risks involved in investing in Seritage Growth common shares.

Subscription Agent	Computershare Trust Company, N.A.

Information Agent	Georgeson Inc. If you have questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent by calling .

Risk Factors	Exercising the rights and investing in Seritage Growth common shares involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 25 of this prospectus, and all other information in this prospectus in its entirety before you decide whether to exercise your rights.

Information related to the Acquired Properties and with respect to uses of proceeds is estimated as of the anticipated consummation of the Transaction.

SUMMARY PRO FORMA FINANCIAL DATA

Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of 262 Acquired Properties owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus, which will be sold to Operating Partnership in the Transaction. Operating Partnership will then lease (or sublease) a substantial majority of the space at all but ten of the Acquired Properties back to Sears Holdings under a Master Lease, with the remainder of such space leased to third-party tenants. These ten properties will not have any space leased to Sears Holdings, and will instead be leased solely to third-party tenants. We expect to generate revenues primarily by leasing retail properties to Sears Holdings and eventually other operators.

The following summary pro forma financial data does not reflect the financial position or results of operations of Seritage Growth for the periods indicated. The following table sets forth the historical real estate assets to be acquired by Seritage Growth and pro forma financial data for Seritage Growth. The following table should be read in conjunction with: “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a publicly traded company independent from Sears Holdings during the periods presented.

thousands, except properties and per share data	As of and for the Nine Months ended September 30, 2014	As of and for the Year ended December 31, 2013
Real Estate Assets to be acquired by Seritage Growth Properties	$1,561,489	$1,612,896

Seritage Growth Properties

Pro Forma data (unaudited):

Income Statement data:

Pro Forma revenues

Pro Forma net income

Pro Forma earnings per share

Balance Sheet data:

Pro Forma investment in real estate assets

Pro Forma total debt

Pro Forma number of real estate properties

RISK FACTORS

Exercising the rights and investing in Seritage Growth common shares involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring Seritage Growth common shares offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

We will be substantially dependent on Sears Holdings until we substantially diversify our portfolio, and an event that has a material adverse effect on Sears Holdings’ business, financial condition or results of operations could have a material adverse effect on our business, financial condition or results of operations.

Immediately following the Transaction, Sears Holdings will be the lessee of all but ten of our properties pursuant to the Master Lease and will account for a substantial majority of our revenues. Under the Master Lease, we will depend on Sears Holdings to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with these leased properties and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business, subject to proportionate sharing of certain of these expenses with occupants of the remainder of the space not leased to Sears Holdings. We may also rely on Sears Holdings for various support services, pursuant to the Services Agreement that we expect to enter into with Sears Holdings. See “—Following this offering, we will continue to depend on Sears Holdings to provide us with certain services for our business, including, among other things, corporate and real estate redevelopment services, which may not be sufficient to meet our business needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Sears Holdings expire.” Sears Holdings may not have sufficient assets, income and access to financing to enable it to satisfy its payment obligations under the Master Lease following the Transaction. The inability or unwillingness of Sears Holdings to meet its rent obligations and other obligations under the Master Lease could materially adversely affect our business, financial condition or results of operations, including our ability to pay the obligations under ground leases for properties that following the completion of the Transaction will be owned in fee by Operating Partnership, to pay the interest, principal and other costs and expenses under our mortgages on the properties, or to pay dividends to Seritage Growth shareholders as required to maintain Seritage Growth’s status as a REIT. For these reasons, if Sears Holdings were to experience a material adverse effect on its business, financial condition or results of operations, our business, financial condition or results of operations could also be materially adversely affected.

Due to our dependence on rental payments from Sears Holdings as our main source of revenues, we may be limited in our ability to enforce our rights under the Master Lease. In addition, we may be limited in our ability to enforce our rights under the Master Lease because it is a unitary lease and does not provide for termination with respect to individual properties by reason of the default of the tenant. Failure by Sears Holdings to comply with the terms of the Master Lease or to comply with the regulations to which the leased properties are subject could require us to find another master lessee for all such leased property and there could be a decrease or cessation of rental payments by Sears Holdings. In such event, we may be unable to locate a suitable master lessee or a lessee for individual properties at similar rental rates and other obligations and in a timely manner or at all, which would have the effect of reducing our rental revenues.

The bankruptcy or insolvency of any of our tenants, particularly Sears Holdings, could result in the termination of such tenant’s lease and material losses to us.

A tenant bankruptcy or insolvency could diminish the rental revenue we receive from that property or could force us to “take back” a property as a result of a default or a rejection of the lease by a tenant in bankruptcy. Any claims against bankrupt tenants for unpaid future rent would be subject to statutory limitations that would likely result in our receipt, if at all, of rental revenues that are substantially less than the contractually specified rent we are owed under their leases. In addition, any claim we have for unpaid past rent will likely not be paid in full. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. We may also be unable to re-lease a terminated or rejected space or re-lease it on comparable or more favorable terms. If we do re-lease rejected space, we may incur significant costs for brokerage, marketing and tenant expenses.

Sears Holdings leases a substantial majority of the Acquired Properties pursuant to the Master Lease. Bankruptcy laws afford certain protections to tenants that may also affect the Master Lease structure. Subject to certain restrictions, a tenant under a master lease generally is required to assume or reject the master lease as a whole, rather than making the decision on a property-by-property basis. This prevents the tenant from assuming only the better performing properties and terminating the master lease with respect to the poorer performing properties. Whether or not a bankruptcy court will require that a master lease must be assumed or rejected as a whole depends upon a “facts and circumstances” analysis considering a number of factors, including the parties’ intent, the nature and purpose of the relevant documents, whether there was separate and distinct consideration for each property included in the master lease, the provisions contained in the relevant documents and applicable state law. If a bankruptcy court in a Sears Holdings bankruptcy were to allow the Master Lease to be rejected in part, certain underperforming leases related to properties we own could be rejected by the tenant in bankruptcy while tenant-favorable leases are allowed to remain in place, thereby adversely affecting payments to us derived from the properties. As a result, a Sears Holdings bankruptcy could materially and adversely affect us.

In addition, although we believe that the Master Lease is a “true lease” for purposes of bankruptcy law, it is possible that a bankruptcy court could re-characterize the lease transaction set forth in the Master Lease as a secured lending transaction. If the Master Lease were judicially recharacterized as a secured lending transaction, we would not be treated as the owner of the property and could lose certain rights as the owner in the bankruptcy proceeding.

Sears Holdings’ right to terminate the Master Lease with respect to a portion of the Acquired Properties could negatively impact our business, results of operations and financial condition.

Under the terms of the Master Lease, in each year, Sears Holdings will have the right to terminate a portion of the Master Lease with respect to Acquired Properties representing up to 20% of the aggregate annual rent payment under the Master Lease with respect to all Acquired Properties, if, with respect to an Acquired Property, the EBITDAR for the one-year period ending in the most recent calendar quarter produced by the Sears Holdings store operated there is less than the rent allocated to such Acquired Property payable during that year. While Sears Holdings must pay a termination fee equal to one year of rent (together with taxes and other expenses) with respect to such property, the value of some of the Acquired Properties could be materially adversely affected if we are not able to relet such Acquired Properties at the same rates which Sears Holdings was paying and in a timely manner or at all, and this may have the effect of negatively impacting our business, results of operations and financial condition.

We may not be able to renew leases or relet space at Acquired Properties, or lease space in newly recaptured properties, and property vacancies could result in significant capital expenditures.

When leases for our properties expire, the premises may not be relet in a timely manner or at all, or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. The loss of a tenant through lease expiration or other circumstances may require us to spend (in addition to other re-letting expenses) significant amounts of capital to renovate the property before it is suitable for a new tenant and cause us to incur significant costs in the form of ongoing expenses for property maintenance, taxes, insurance and other expenses. Many of the leases we will enter into or acquire may be for properties that are especially suited to the particular business of the tenants operating on those properties.

Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions to re-lease the property. In addition, if we are required to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed or modified. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, including tenant demand. Also, we may not be able to lease new properties to an appropriate mix of tenants or for rents that are consistent with our expectations. To the extent that our leasing plans are not achieved or that we incur significant capital expenditures as a result of property vacancies, our business, results of operations and financial condition could be materially adversely affected.

Real estate investments are relatively illiquid.

Our properties represent a substantial portion of our total consolidated assets, and these investments are relatively illiquid. Significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes, insurance, and repair and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available to us would be adversely affected. If it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt or other costs and expenses. As a result, our ability to sell one or more of our properties or investments in real estate in response to any changes in economic or other conditions may be limited. If we want to sell a property, we may not be able to dispose of it in the desired time period or at a sale price that would exceed the cost of our investment in that property.

The number of potential buyers for certain properties that we may seek to sell may be limited by the presence of such properties in retail or mall complexes owned or managed by other property owners. In addition, our ability to sell or dispose of certain of the Acquired Properties may be hindered by the fact that such properties will be subject to the Master Lease, as the terms of the Master Lease or the fact that Sears Holdings is the lessee may make such properties less attractive to a potential buyer than alternative properties that may be for sale. Furthermore, if we decide to sell any of our properties, we may provide financing to purchasers and bear the risk that the purchasers may default, which may delay or prevent our use of the proceeds of the sales for other purposes or the distribution of such proceeds to Seritage Growth shareholders.

Both we and our tenants face a wide range of competition that could affect our ability to operate profitably.

The presence of competitive alternatives, both to our properties and the businesses that lease our properties, affects our ability to lease space and the level of rents we can obtain. Our properties will operate in locations that compete with other retail properties and also compete with other forms of retailing, such as catalogs and e-commerce websites. Competition may also come from strip centers, outlet centers, lifestyle centers and malls, and both existing and future development projects. New construction, renovations and expansions at competing sites could also negatively affect our properties. In addition, we compete with other retail property companies for tenants and qualified management. These other retail property companies may have relationships with tenants that we do not have since we have no operating history, including with respect to national chains that may be desirable tenants. If we are unable to successfully compete, our business, results of operations and financial condition could be materially adversely affected.

In addition, the retail business is highly competitive and if our tenants fail to differentiate their shopping experiences, create an attractive value proposition or execute their business strategies, they may terminate, default on, or fail to renew their leases with us, and our results of operations and financial condition could be materially adversely affected. Furthermore, we believe that the increase in digital and mobile technology usage has increased the speed of the transition from shopping at physical locations to web-based purchases and that our tenants, including Sears Holdings, may be negatively affected by these changing consumer spending habits. If our tenants are unsuccessful in adapting their businesses, and, as a result terminate, default on, or fail to renew their leases with us, our results of operations and financial condition could be materially adversely affected.

Our pursuit of investments in and redevelopment of Acquired Properties, and investments in and acquisitions or development of additional properties, may be unsuccessful or fail to meet our expectations.

We intend to grow our business through investments in, and acquisitions or development of, properties, including through the recapture and redevelopment of space at many of the Acquired Properties. However, our industry is highly competitive, and we will face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, lenders, and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. This competition will make it more challenging to identify and successfully capitalize on acquisition and development opportunities that meet our investment objectives. If we cannot identify and purchase a sufficient quantity of properties at favorable prices or if we are unable to finance acquisitions or other development opportunities on commercially favorable terms, our business, financial condition or results of operations could be materially adversely affected. Additionally, the fact that Seritage Growth must distribute 90% of its net taxable income in order to maintain its qualification as a REIT may limit Seritage Growth’s ability to rely upon rental payments from leased properties or subsequently acquired properties in order to finance acquisitions. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions or other development opportunities might be limited or curtailed.

Investments in, and acquisitions of, properties we might seek to acquire entail risks associated with real estate investments generally, including (but not limited to) the following risks and as noted elsewhere in this section:

•	we may be unable to acquire a desired property because of competition;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•	even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may incur significant costs and divert management attention in connection with evaluation and negotiation of potential acquisitions, including ones that we are subsequently unable to complete;

•	we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

•	we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all;

•	even if we are able to finance the acquisition, our cash flow may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly the acquisition of portfolios of properties, into our existing operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities.

In addition, we intend to redevelop a portion of the Acquired Properties purchased from Sears Holdings in order to make space available for lease to additional retail tenants (and potentially other third-party lessees for other uses). The redevelopment of the Acquired Properties involves the risks associated with real estate development activities generally. See “—Current and future redevelopment may not yield expected returns.”

Our redevelopment strategies also involve additional risks, including that Sears Holdings may terminate or fail to renew leases with us for the applicable portion of the redeveloped space as a result of our redevelopment activities. If we are unable to successfully redevelop properties or to lease the redeveloped properties to third parties on acceptable terms, our business, results of operations and financial condition could be materially adversely affected.

Current and future redevelopment may not yield expected returns.

We expect to undertake redevelopment, expansion and reinvestment projects involving the Acquired Properties, and potentially other properties, as part of our long-term strategy. These projects are subject to a number of risks, including (but not limited to):

•	abandonment of redevelopment activities after expending resources to determine feasibility;

•	loss of rental income, as well as payments of maintenance, repair, real estate taxes and other charges, from Sears Holdings related to space that is recaptured pursuant to the Master Lease and which may not be re-leased to third parties;

•	restrictions or obligations imposed pursuant to other agreements (see “Certain properties within our portfolio are subject to restrictions pursuant to reciprocal easement agreements, operating agreements, or similar agreements, some of which contain a purchase option or right of first refusal or right of first offer in favor of a third party”);

•	construction and/or lease-up costs (including tenant improvements or allowances) and delays and cost overruns, including construction costs that exceed original estimates;

•	failure to achieve expected occupancy and/or rent levels within the projected time frame or at all;

•	inability to operate successfully in new markets where new properties are located;

•	inability to successfully integrate new or redeveloped properties into existing operations;

•	difficulty obtaining financing on acceptable terms or paying operating expenses and debt service costs associated with redevelopment properties prior to sufficient occupancy and commencement of rental obligations under new leases;

•	changes in zoning, building and land use laws, and conditions, restrictions or limitations of, and delays or failures to obtain, necessary zoning, building, occupancy, land use and other governmental permits;

•	changes in local real estate market conditions, including an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants;

•	negative perceptions by retailers or shoppers of the safety, convenience and attractiveness of the property;

•	exposure to fluctuations in the general economy due to the significant time lag between commencement and completion of redevelopment projects; and

•	vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options.

If any of these events occur at any time during the process with respect to any project, overall project costs may significantly exceed initial cost estimates, which could result in reduced returns or losses from such investments. In addition, we may not have sufficient liquidity to fund such projects, and delays in the completion of a redevelopment project may provide various tenants the right to withdraw from a property.

Rising expenses could reduce cash flow and funds available for future acquisitions.

If any property is not fully occupied or becomes vacant in whole or in part, or if rents are being paid in an amount that is insufficient to cover operating costs and expenses, we could be required to expend funds with respect to that property for operating expenses. Our properties will be subject to increases in tax rates and tax assessments, utility costs, insurance costs, repairs, maintenance and administrative expenses, and other operating expenses. We may also incur significant expenditures as a result of deferred maintenance for the Acquired Properties and other properties we may acquire in the future. While Acquired Properties under the Master Lease are leased on a triple-net basis (subject to proportionate sharing of operating expenses with respect to space not leased by Sears Holdings), renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay those costs. If we are unable to lease properties on a triple-net-lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions and other operating expenses, we could be required to pay those costs which could adversely affect funds available for future acquisitions or cash available for distributions.

Real estate related taxes may increase (including as a result of the Transaction) and if these increases are not passed on to tenants, our income will be reduced.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisitions of properties, including as a result of the Transaction. Generally, from time to time our property taxes increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although the Master Lease and some third-party tenant leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will reduce our income and the cash available for distributions to Seritage Growth shareholders.

Changes in building and/or zoning laws may prevent us from fully restoring a property in the event of a substantial casualty loss and/or require us to meet additional or more stringent construction requirements.

Due to changes, among other things, in applicable building and zoning laws, ordinances and codes that may affect certain of our properties that have come into effect after the initial construction of the properties, certain properties may not comply fully with current building and/or zoning laws, including electrical, fire, health and safety codes and regulations, use, lot coverage, parking and setback requirements, but may qualify as permitted non-conforming uses. Such changes may limit our or our tenant’s ability to restore the premises of a property to its previous condition in the event of a substantial casualty loss with respect to the property or the ability to refurbish, expand or renovate such property to remain compliant, or increase the cost of construction in order to comply with changes in building or zoning codes and regulations. If we are unable to restore a property to its prior use after a substantial casualty loss or are required to comply with more stringent building or zoning codes and regulations, we may be unable to re-lease the space at a comparable effective rent or sell the property at an acceptable price, which may materially and adversely affect us.

Our real estate assets may be subject to impairment charges.

On a periodic basis, we must assess whether there are any indicators that the value of our real estate assets and other investments may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows considers the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. We may take charges in the future related to the impairment of our assets, and any future impairment could have a material adverse effect on our results of operations in the period in which the charge is taken.

A number of properties in our portfolio are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be materially and adversely affected.

We have seven properties in our portfolio that are on land subject to ground leases (which term includes in some cases, ground sub-leases). Accordingly, we only own a long-term leasehold or similar interest in the land underlying those properties, and we own the improvements thereon only during the term of the ground lease. If we are found to be in breach of a ground lease, we could lose the right to use the property and could also be liable to the ground lessor for damages. In addition, unless we can purchase a fee interest in the underlying land or extend the terms of these leases before their expiration, which we may be unable to do, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. Assuming that we exercise all available options to extend the terms of our ground leases, all of our ground leases will expire after the term of the Master Lease (including all renewal options). However, our ability to exercise such options under the ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we may not be able to exercise our options at such time. Furthermore, we may not be able to renew our ground lease upon the expiration (after the exercise of all renewal options). If we were to lose the right to use a property due to a breach or non-renewal or final expiration of the ground lease, we would be unable to derive income from such property, which could materially and adversely affect our business, financial conditions or results of operations.

Certain ground leases will expire shortly before or after the initial term of the Master Lease and/or require us to renew under the terms of the ground lease for longer than the renewal terms which may be exercised by Sears Holdings under the Master Lease. In such cases, while we will remain liable for rent and other liabilities under the ground lease for a relatively short remaining term, such short term may make it difficult for us to re-let the space or to collect revenue from a replacement tenant to offset our ground lease liabilities.

Certain properties within our portfolio are subject to restrictions pursuant to reciprocal easement agreements, operating agreements, or similar agreements, some of which contain a purchase option or right of first refusal or right of first offer in favor of a third party.

Many of the Acquired Properties are, and future properties may be, subject to use restrictions and/or operational requirements imposed pursuant to ground leases, restrictive covenants or conditions, reciprocal easement agreements (“Property Restrictions”) or operating agreements that could adversely affect our ability to lease space to third parties. Such Property Restrictions could include, for example, limitations on alterations, changes, expansions, or reconfiguration of properties; limitations on use of properties, including for retail uses only; limitations affecting parking requirements; restrictions on exterior or interior signage or facades; or access to an adjoining mall, among other things. In certain cases, consent of the other party or parties to such agreements may be required when altering, reconfiguring, expanding, redeveloping or re-leasing properties. Failure to secure such consents when necessary may harm our ability to execute leasing, redevelopment or expansion strategies, which could adversely affect our business, financial condition or results of operations. In certain cases, a third party has a purchase option or right of first refusal or right of first offer that is activated by a sale or transfer of the property, or a change in use or operations, including a closing of the Sears Holdings operation or cessation of business operations, on the encumbered property.

Economic conditions may affect the cost of borrowing, which could materially adversely affect our business.

Our business is affected by a number of factors that are largely beyond our control but may nevertheless have a significant negative impact on us. These factors include, but are not limited to:

•	interest rates and credit spreads;

•	the availability of credit, including the price, terms and conditions under which it can be obtained;

•	a decrease in consumer spending or sentiment, including as a result of increases in savings rates and tax increases, and any effect that this may have on retail activity;

•	the actual and perceived state of the real estate market, market for dividend-paying stocks and public capital markets in general; and

•	unemployment rates, both nationwide and within the primary markets in which PropCo operates.

In addition, economic conditions such as inflation or deflation could materially adversely affect our business, financial condition and results of operations. Deflation may have an impact on our ability to repay our debt. Deflation may delay consumption and thus weaken tenant sales, which may reduce our tenants’ ability to pay rents. Deflationary pressure on retailers may diminish their ability to rent our space and decrease our ability to release the space on favorable terms to us. In an inflationary economic environment, increased inflation may have a pronounced negative impact on the interest expense we pay in connection with our indebtedness and our general and administrative expenses, as these costs could increase at a rate higher than rents we collect. Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending, which could impact our tenants’ sales and, in turn, our own results of operations. Restricted lending practices may impact our ability to obtain financing for our properties and may also negatively impact our tenants’ ability to obtain credit. Decreases in consumer demand can have a direct impact on our tenants and the rents we receive.

Compliance with the Americans with Disabilities Act may require us to make expenditures that adversely affect our cash flows.

The Americans with Disabilities Act (“ADA”) has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the United States government or an award of damages to private litigants, or both. While the tenants to whom our properties are leased are generally obligated by law or lease to comply with the ADA provisions applicable to the property being leased to them, if required changes involve other property not being leased to such tenants, if the required changes include greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected. Moreover, certain third party leases may require the landlord to comply with the ADA with respect to the building as a whole and/or the tenant’s space. As a result of any of the foregoing circumstances, we could be required to expend funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition.

Environmental, health, safety and land use laws and regulations may limit or restrict some of our operations.

As the owner or operator of various real properties and facilities, we must comply with various federal, state and local environmental, health, safety and land use laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety as well as zoning restrictions. Historically, Sears Holdings has not incurred significant expenditures to comply with these laws with respect to the substantial majority of the space at the properties. However, a substantial portion of the Acquired Properties that have resulted in certain remediation activities currently include, or previously included, automotive care center facilities and retail fueling facilities, and/or above ground or underground storage tanks, and are or were subject to laws and regulations governing the handling, storage and disposal of hazardous substances contained in some of the products or materials used or sold in the automotive care center facilities (such as gasoline, motor oil, fluid in hydraulic lifts, antifreeze and solvents and lubricants), the recycling/disposal of batteries and tires, air emissions, wastewater discharges and waste management. In addition to these products, the equipment in use or previously used at such Acquired Properties, such as service equipment, car lifts, oil/water separators, and storage tanks, has been subject to increasing environmental regulation relating to, among other things, the storage, handling, use, disposal, and transportation of hazardous materials. There are also federal, state and local laws, regulations and ordinances that govern the use, removal and/or replacement of underground storage tanks in the event of a release on, or an upgrade or redevelopment of, certain properties. Such laws, as well as common-law standards, may impose liability for any releases of hazardous substances associated with the underground storage tanks and may provide for third parties to seek recovery from owners or operators of such properties for damages associated with such releases. If hazardous substances are released from any underground storage tanks on any of our properties, we may be materially and adversely affected. In a few states, transfers of some types of sites are conditioned upon cleanup of contamination prior to transfer. If any of our properties are subject to such contamination, we may be subject to substantial clean-up costs before we are able to sell or otherwise transfer the property.

Under the Master Lease, Sears Holdings is required to indemnify us from certain environmental liabilities at the Acquired Properties before or during the period in which each Acquired Property is leased to Sears Holding, including removal and remediation of all affected facilities and equipment constituting the automotive care center facilities. Although existing and future third party leases are expected to require tenants generally to indemnify us for such tenants’ non-compliance with environmental laws as a result of their occupancy, such tenants typically will not be required to indemnify us for environmental non-compliance arising prior to their occupancy. In such cases, we may incur costs and expenses under such leases or as a matter of law. The amount of any environmental liabilities could exceed the amounts for which Sears Holdings or other third parties are required to indemnify us or their financial ability to do so.

In addition, additional laws which may be passed in the future, or a finding of a violation of or liability under existing laws, could require us to make significant expenditures and otherwise limit or restrict some of our operations, which could have an adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially and adversely affect us.

Our properties may be subject to known and unknown environmental liabilities under various federal, state and local laws and regulations relating to human health and the environment. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons, including owners or operators, for the costs of investigation or remediation of contaminated properties. These laws and regulations apply to past and present business operations on the properties, and the use, storage, handling and recycling or disposal of hazardous substances or wastes. We may face liability regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination or the party responsible for the contamination of the property.

We may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any of our properties from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material (or “ACM”). Environmental, health, and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation, or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment. In addition, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or increase ventilation and/or expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination. Any such costs or liens could have a material adverse effect on our business or financial condition.

Although we intend to require our tenants to undertake to indemnify us for certain environmental liabilities, including environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the tenant to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.

Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.

Terrorist attacks or other acts of violence may result in declining economic activity, which could harm the demand for goods and services offered by our tenants and the value of our properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in retail demand could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates. Terrorist activities or violence also could directly affect the value of our properties through damage, destruction or loss, and the availability of insurance for such acts, or of insurance generally, might be lower or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that our tenants are affected by future attacks, their businesses similarly could be adversely affected, including their ability to continue to meet obligations under their existing leases. These acts might erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our new or redeveloped properties, and limit our access to capital or increase our cost of raising capital.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

In connection with the Transaction, we expect to incur indebtedness of approximately $         million. We expect that we will use most of the proceeds from this indebtedness as part of the purchase price payable to Sears Holdings for the Acquired Properties. We may incur additional indebtedness in the future to refinance our existing indebtedness or to finance newly acquired properties. Any significant additional indebtedness could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, make capital expenditures and acquisitions or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire properties, finance or refinance our properties, contribute properties to joint ventures or sell properties as needed.

Moreover, our ability to obtain additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic, real estate and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. A prolonged worsening of credit market conditions would have a material adverse effect on our ability to obtain financing on favorable terms, if at all.

We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under any indebtedness outstanding from time to time. Among other things, the absence of an investment grade credit rating or any credit rating downgrade could increase our financing costs and could limit our access to financing sources. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to develop new or enhance our properties, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

If and when additional funds are raised through the issuance of equity securities, Seritage Growth shareholders may experience significant dilution. Additionally, sales of substantial amounts of Seritage Growth common shares in the public market following the Transaction, or the perception that such sales could occur, could adversely affect the market price of Seritage Growth common shares, may make it more difficult for Seritage Growth shareholders to sell their common shares at a time and price that they deem appropriate and could impair our future ability to raise capital through an offering of our equity securities.

We expect to incur mortgage indebtedness and other borrowings, which may increase our business risks.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to shareholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, Seritage Growth may be unable to pay the amount of distributions required in order to maintain its REIT status. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any properties are foreclosed upon due to a default, Seritage Growth’s ability to pay cash distributions to its shareholders may be adversely affected, which could result in Seritage Growth losing its REIT status.

We may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. Seritage Growth may also borrow if it needs funds or Seritage Growth deems it necessary or advisable to assure that it maintains its qualification as a REIT for federal income tax purposes.

Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially adversely affect our business, financial condition or results of operations.

The agreements governing our indebtedness are expected to contain customary covenants, including restrictions on our ability to grant liens on our assets, incur additional indebtedness, pay dividends, make investments or distributions and other restricted payments, create dividend restrictions affecting subsidiaries, engage in transactions with affiliates, merge or consolidate with another company, or transfer or sell our assets. These restrictions may limit our operational flexibility. Covenants that limit our operational flexibility as well as defaults under our debt instruments could have a material adverse effect on our business, financial condition or results of operations.

We have no operating history as a REIT or an independent public company, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

We have no operating history owning, leasing or developing properties independent from Sears Holdings or operating as a REIT. Similarly, we have no operating history as an independent public company. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT or an independent public company. Upon completion of this offering, Seritage Growth will be required to implement substantial control systems and procedures in order to maintain its qualification as a REIT, satisfy its periodic and current reporting requirements under applicable Securities and Exchange Commission (“SEC”) regulations

and comply with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) and             listing standards. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a publicly traded REIT. These costs and time commitments could be substantially more than we currently expect. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being an independent public company, the quality and timeliness of our financial reporting may suffer, and we could experience significant deficiencies or material weaknesses in our disclosure controls and procedures or our internal control over financial reporting.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting or remediate existing deficiencies could cause us to fail to meet our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or result in material weaknesses, material misstatements or omissions in our Exchange Act reports, any of which could cause investors to lose confidence in our company, which could have an adverse effect on our revenues and results of operations or the market price of Seritage Growth common shares.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act or we remain a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b). We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not detect. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

For as long as we are an emerging growth company and while remaining a non-accelerated filer, we will not be required to comply with certain reporting requirements that apply to other public companies.

As an “emerging growth company” under the JOBS Act, we may take advantage of provisions that, among other things, reduce certain reporting requirements, including relating to accounting standards and compensation disclosure. For as long as we are an emerging growth company and while remaining a non-accelerated filer, which may be up to five full fiscal years, unlike most other public companies, we will not be required to:

•	provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold shareholder advisory votes on executive compensation.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Our rights and the rights of Seritage Growth stockholders to take action against our trustees and officers are limited.

Maryland law provides that a trustee has no liability in the capacity as a trustee if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the company’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the Maryland REIT Law (the “MRL”), Seritage Growth’s declaration of trust limits the liability of its trustees and officers to Seritage Growth and its shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the trustee or officer that was material to the cause of action adjudicated.

In addition, Seritage Growth’s declaration of trust authorizes it and Seritage Growth’s bylaws obligate it to indemnify its present and former trustees and officers for actions taken by them in those capacities and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the maximum extent permitted by Maryland law, and effective upon completion of this offering, Seritage Growth will enter into indemnification agreements with its trustees and executive officers. As a result, Seritage Growth and its shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the provisions in Seritage Growth’s declaration of trust and bylaws or that might exist with other companies. Accordingly, in the event that actions taken by any of Seritage Growth’s trustees or officers are immune or exculpated from, or indemnified against, liability but which impede Seritage Growth’s performance, Seritage Growth and its shareholders’ ability to recover damages from that trustee or officer will be limited.

Seritage Growth’s declaration of trust and bylaws, Maryland law, and the partnership agreement of Operating Partnership contain provisions that may delay, defer or prevent an acquisition of Seritage Growth common shares or a change in control.

Seritage Growth’s declaration of trust and bylaws, Maryland law and the partnership agreement of Operating Partnership, contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for Seritage Growth shareholders or otherwise be in their best interests, including the following:

The Seritage Growth Declaration of Trust Contains Restrictions on the Ownership and Transfer of Seritage Growth Shares of Beneficial Interest. In order for us to qualify as a REIT, no more than 50% of the value of outstanding Seritage Growth common shares may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than the first year for which we elect to be taxed as a REIT. Additionally, at least 100 persons must beneficially own Seritage Growth common shares during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). The Seritage Growth declaration of trust, with certain exceptions, will authorize the Board of Trustees to take such actions as are necessary and desirable to preserve its qualification as a REIT. Subject to certain exceptions, Seritage Growth’s declaration of trust provides that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares. We refer to these restrictions collectively as the “ownership limits.” The constructive ownership rules under the Code are complex and may cause shares owned directly or constructively by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding Seritage Growth common shares or the outstanding shares of all classes or series of Seritage Growth shares by an individual or entity could cause that individual or entity or another individual or entity to own beneficially or constructively in excess of 9.8% in value of the outstanding Seritage Growth common shares, and thus violate Seritage Growth’s declaration of trust’s ownership limits. Seritage Growth’s declaration of trust also prohibits any person from owning Seritage Growth common shares that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer Seritage Growth common shares or of any of our other shares of beneficial interest in violation of these restrictions may result in the transfer being automatically void. Seritage Growth’s declaration of trust also provides that Seritage Growth common shares acquired or held in excess of the ownership limits will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and that any person who acquires Seritage Growth common shares in violation of the ownership limits will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. We or our designee will have the right to purchase the shares from the trustee at this calculated price as well. These ownership limits and other restrictions on ownership and transfer in Seritage Growth’s declaration of trust may prevent a third party from acquiring control of us if the Seritage Growth Board of Trustees does not grant an exemption from the ownership limits, even if Seritage Growth shareholders believe the change in control is in their best interests. See “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer” and “U.S. Federal Income Tax Considerations.”

The Seritage Growth Board of Trustees Has the Power to Cause Us to Issue Additional Shares of Beneficial Interest and Classify and Reclassify any Unissued Seritage Growth Common Shares without Shareholder Approval. Seritage Growth’s declaration of trust authorizes us to issue additional authorized but unissued common shares or preferred shares of beneficial interest. In addition, a majority of the entire Seritage Growth Board of Trustees may, without shareholder approval, (i) amend the declaration of trust to increase or decrease the aggregate number of Seritage Growth common shares or the number of shares of beneficial interest of any class or series that we have authority to issue and (ii) classify or reclassify any unissued common shares or preferred shares of beneficial interest and set the preferences, rights and other terms of the classified or reclassified shares. As a result, the Seritage Growth Board of Trustees may establish a class or series of common shares or preferred shares of beneficial interest that could delay or prevent a transaction or a change in control that might involve a premium price for Seritage Growth common shares or otherwise be in the best interests of Seritage Growth shareholders. See “Description of Shares of Beneficial Interest—Power to Increase or Decrease Authorized Shares, Reclassify Unissued Shares and Issue Additional Common Shares and Preferred Shares of Beneficial Interest.”

The Seritage Growth Board of Trustees is Divided into Three Classes and Trustee Elections Require a 75% Vote. The Seritage Growth Board of Trustees is divided into three classes of trustees, with each class to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Trustees will be elected at each annual meeting of shareholders, with trustees elected by a vote 75% of the votes of the Seritage Growth common shares cast in both contested and uncontested elections. In the event that an incumbent trustee does not receive a sufficient percentage of votes cast for election, he or she will continue to serve on the Board of Trustees until a successor is duly elected and qualifies. The classification of trustees and requirement that trustee nominees receive a vote of 75% of the votes of the Seritage Growth common shares cast to be elected will have the effect of making it more difficult for shareholders to change the composition of the Board of Trustees. See “Management—Board of Trustees Following the Transaction.”

The Partnership Agreement of Operating Partnership Provides Holders of Operating Partnership Units Approval Rights over Certain Change of Control Transactions involving Seritage Growth or Operating Partnership. Pursuant to the partnership agreement of Operating Partnership, certain transactions, including mergers, consolidations, conversions or other combinations or extraordinary transactions or transactions that constitute a “change of control” of Seritage Growth, as defined in the partnership agreement, will require the approval partners (other than Seritage Growth and entities controlled by it) holding a majority of all the outstanding Operating Partnership units held by all partners (other than Seritage Growth and entities controlled by it). See “Description of Partnership Agreement of Operating Partnership—Restrictions on General Partner’s Authority; Change of Control Transactions.”

Certain Provisions of Maryland Law May Limit the Ability of a Third Party to Acquire Control of Us. Certain provisions of the Maryland General Corporation Law (the “MGCL”) applicable to Maryland REITs may have the effect of inhibiting a third party from acquiring us or of impeding a change of control of Seritage Growth under circumstances that otherwise could provide Seritage Growth common shareholders with the opportunity to realize a premium over the then-prevailing market price of such shares or otherwise be in the best interest of shareholders, including:

•	“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland REIT and an “interested shareholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of Seritage Growth’s outstanding voting shares or an affiliate or associate of the Maryland REIT who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding shares of Seritage Growth) or an affiliate of any interested shareholder and the Maryland REIT for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes two super-majority shareholder voting requirements on these combinations;

•	“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” of our company (defined as voting shares that, if aggregated with all other shares owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights with respect to the control shares except to the extent approved by Seritage Growth shareholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares; and

•	Additionally, Title 3, Subtitle 8 of the MGCL permits the Seritage Growth Board of Trustees, without shareholder approval and regardless of what is currently provided in Seritage Growth’s declaration of trust or bylaws, to implement certain takeover defenses. See “Certain Provisions of Maryland Law and of Seritage Growth’s Declaration of Trust and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

The Seritage Growth Board of Trustees has, by resolution, exempted from the provisions of the Maryland Business Combination Act all business combinations (a) between (i) Sears Holdings or its affiliates and (ii) the 10% Stockholders and their affiliates, and us and (b) between us and any other person, provided that such business combination is first approved by the Board of Trustees (including a majority of our trustees who are not affiliates or associates of such person). In addition, Seritage Growth’s bylaws contain a provision opting out of the Maryland control share acquisition act.

We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

While the Master Lease and other existing third-party leases will require, and new lease agreements are expected to require, that comprehensive general insurance and hazard insurance be maintained by the tenants with respect to their premises, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage may not be effective or be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building and zoning codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to restore or replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property or to comply with the requirements of our mortgages and Property Restrictions.

If we experience a loss that is uninsured or that exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties were subject to recourse indebtedness, Property Restrictions or ground leases, we could continue to be liable for the indebtedness or subject to claims for damages even if these properties were irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of our business or that of our tenants caused by a casualty event may result in the loss of business and/or tenants. The business interruption insurance we or our tenants carry may not fully compensate us for the loss of business or tenants due to an interruption caused by a casualty event. Further, if one of our tenants has insurance but is underinsured, that tenant may be unable to satisfy its payment obligations under its lease with us or its other payment or other obligations.

A disruption in the financial markets may make it more difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy, losses in excess of our policy coverage limits or disruptions to our business or the business of our tenants caused by a casualty event could adversely affect our business, financial condition and results of operations.

Conflicts of interest may exist or could arise in the future between the interests of Seritage Growth shareholders and the interests of holders of Operating Partnership units, and the partnership agreement of Operating Partnership grants holders of Operating Partnership units certain rights, which may harm the interests of Seritage Growth shareholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between Seritage Growth and its affiliates, on the one hand, and Operating Partnership or any of its partners, on the other. Seritage Growth’s trustees and officers have duties to Seritage Growth under Maryland law in connection with their management of the company. At the same time, Seritage Growth will have duties and obligations to Operating Partnership and its limited partners under Delaware law, as modified by the partnership agreement of Operating Partnership in connection with the management of Operating Partnership as the sole general partner.

In particular, without the approval of the majority of the Operating Partnership units, Seritage Growth will be prohibited from taking certain extraordinary actions, including change of control transactions of Seritage Growth or Operating Partnership. See “Certain Relationships and Related Transactions” and “Description of Partnership Agreement of Operating Partnership.”

Upon completion of this offering, ESL and Fairholme will each own a substantial percentage of the Operating Partnership Units, which may be exchanged for Seritage Growth common shares or cash and which will result in certain transactions involving Seritage Growth or Operating Partnership requiring the approval of ESL.

Upon completion of the Private Placement, ESL and Fairholme will own approximately     % and     %, respectively, of the Operating Partnership units, and each of ESL and Fairholme have the right to require Operating Partnership to redeem such units in whole or in part for cash based on the fair market value of an equivalent number of Seritage Growth common shares at the time of the redemption, determined in accordance with and subject to adjustment as provided in the partnership agreement of Operating Partnership. Alternatively, Seritage Growth may elect to acquire those Operating Partnership units in exchange for Seritage Growth common shares. See “Description of Partnership Agreement of Operating Partnership.” If exchanged for Seritage Growth common shares, the Operating Partnership units owned by ESL and Fairholme would represent an additional approximately     % interest in Seritage Growth common shares. Due to the restrictions relating to the ownership and transfer of Seritage Growth shares of beneficial interest in its declaration of trust, including the provision generally restricting shareholders from owning more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares, Seritage Growth may be unable to elect to acquire some or all of the Operating Partnership units held by ESL and Fairholme in exchange for Seritage Growth common shares and may be required to redeem such units for cash if ESL and Fairholme elect to exercise their redemption rights. If Seritage Growth is required to redeem such units for cash, we may be required to forgo acquisition, redevelopment and other opportunities and it may be difficult for us to raise the additional capital needed in order to do so on acceptable terms or at all. See “—We may have future capital needs and may not be able to obtain additional financing on acceptable terms.”

In addition, the partnership agreement of Operating Partnership requires the approval of a majority of the Operating Partnership units not held by Seritage Growth and entities controlled by it, including certain change of control transactions involving Seritage Growth or Operating Partnership, sales of all or substantially all of the assets of Operating Partnership, waivers to the excess share provision in the declaration of trust of Seritage Growth, certain modifications to the partnership agreement, withdrawal or succession of Seritage Growth as general partner of Operating Partnership, tax elections and certain other matters. See “Description of Partnership Agreement of Operating Partnership.” As long as ESL owns a majority of the outstanding Operating Partnership units, its approval will be required in order for the general partner to undertake such actions. Furthermore, upon the completion of this offering, ESL and Fairholme will own approximately     % and     %, respectively, of the outstanding Seritage Growth common shares. In any of these matters, the interests of ESL or Fairholme may differ from or conflict with the interests of our other shareholders.

ESL exerts substantial influence over us and Sears Holdings, and its interests may differ from or conflict with the interests of our other shareholders.

Following the Transaction, ESL will beneficially own approximately     % of the outstanding Seritage Growth common shares and approximately     % of the Operating Partnership units, as well as approximately     % of the outstanding common stock of Sears Holdings (    % excluding shares issuable upon the exercise of warrants held by ESL). In addition, Mr. Lampert, the Chairman of the Board and Chief Executive Officer of Sears Holdings and Chairman and Chief Executive Officer of ESL, will serve on the Seritage Growth Board of Trustees. As a result, ESL and its affiliates will have substantial influence over us and Sears Holdings. In any matter affecting us, including our relationship with Sears Holdings, the interests of ESL may differ from or conflict with the interests of our other shareholders.

Following this offering, we will continue to depend on Sears Holdings to provide us with certain services for our business, including, among other things, corporate and real estate redevelopment services, which may not be sufficient to meet our business needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Sears Holdings expire.

Certain administrative services required for the operation of our business will be provided by Sears Holdings. Prior to the closing of this offering, we will enter into various agreements that will effect the purchase and sale of the Acquired Properties and the lease or sublease of a substantial majority of the Acquired Properties to Sears Holdings, including, among others, the Subscription and Distribution Agreement, the Master Lease, and the Services Agreements. The Subscription and Distribution Agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of Sears Holdings for liabilities unrelated to our business. The agreements between us and Sears Holdings will also govern our various interim and ongoing relationships. The Subscription and Distribution Agreement will also contain indemnification obligations and ongoing commitments of us and Sears Holdings. The Master Lease will govern the terms of the use and operation of the Acquired Properties leased by us to Sears Holdings, including our redevelopment and recapture rights and Sears Holdings’ lease termination rights, and the repair, maintenance and redevelopment-related services Sears Holdings may provide to us. Under the Services Agreements, Sears Holdings will continue to provide various interim corporate support services to us, and we will continue to provide various interim corporate support services to Sears Holdings. The terms of the Transaction were determined by Sears Holdings, and thus may be different than the terms we could have obtained from an unaffiliated third party. These agreements will continue in accordance with their terms after any distribution by Sears Holdings of Seritage Growth common shares to its stockholders. For a description of these agreements and the other agreements that we will enter into with Sears Holdings, see “Certain Relationships and Related Transactions.”

After these agreements expire, or if Sears Holdings is unable to meet its obligations under these agreements, we may be forced to seek replacement services from alternate providers. These replacement services may be more costly to us or of lower quality, and the transition process to a new service provider may result in interruptions to our business or operations, which could harm financial condition or results of operations.

In connection with the Transaction, Sears Holdings will indemnify us for certain liabilities. However, these indemnities may be insufficient to insure us against the full amount of such liabilities, and Sears Holdings’ ability to satisfy its indemnification obligations may be impaired in the future.

Pursuant to the Subscription and Distribution Agreement and the Master Lease, Sears Holdings will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Sears Holdings will agree to retain, and Sears Holdings may be unable to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Sears Holdings any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Sears Holdings. Any liabilities in excess of amounts for which we receive timely indemnification from Sears Holdings could have a material adverse effect on our business and financial condition.

Risks Related to Status as a REIT

If we do not qualify to be taxed as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to Seritage Growth shareholders.

We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. References throughout this document to the “first taxable year” for which we have elected to be taxed as a REIT refer to the taxable year ending December 31, 2015. Seritage Growth expects to receive an opinion of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) with respect to its qualification as a REIT in connection with the Transaction. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Wachtell Lipton represents only the view of Wachtell Lipton based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Wachtell Lipton will have no obligation to advise Seritage Growth or the holders of Seritage Growth common shares of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Wachtell Lipton and Seritage Growth’s qualification as a REIT will depend on Seritage Growth’s satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Wachtell Lipton. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

If Seritage Growth were to fail to qualify as a REIT in any taxable year, Seritage Growth would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and dividends paid to Seritage Growth shareholders would not be deductible by Seritage Growth in computing its taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to Seritage Growth shareholders, which in turn could have an adverse impact on the value of Seritage Growth common shares. Unless we were entitled to relief under certain Code provisions, Seritage Growth also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which Seritage Growth failed to qualify as a REIT.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize Seritage Growth’s REIT qualification. Seritage Growth’s qualification as a REIT will depend on the satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. In addition, Seritage Growth’s ability to satisfy the requirements to qualify as a REIT may depend in part on the actions of third parties over which Seritage Growth has no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

We could fail to qualify to be taxed as a REIT if income we receive from Sears Holdings is not treated as qualifying income.

Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. See “U.S. Federal Income Tax Considerations.” Rents we receive or accrue from Sears Holdings will not be treated as qualifying rent for purposes of these requirements if the Master Lease is not respected as a true lease for U.S. federal income tax purposes and is instead treated as a service contract, joint venture, financing, or some other type of arrangement. If the Master Lease is not respected as a true lease for U.S. federal income tax purposes, we may fail to qualify to be taxed as a REIT. Furthermore, Seritage Growth’s qualification as a REIT will depend on the satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. Seritage Growth’s ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which Seritage Growth will not obtain independent appraisals.

In addition, subject to certain exceptions, rents we receive or accrue from Sears Holdings (or other tenants) will not be treated as qualifying rent for purposes of these requirements if we or an actual or constructive owner of 10% or more of the Seritage Growth common shares actually or constructively owns 10% or more of the total combined voting power of all classes of Sears Holdings stock (or the stock of such other tenant) entitled to vote or 10% or more of the total value of all classes of Sears Holdings stock (or the stock of such other tenant). Seritage Growth’s declaration of trust provides for restrictions on ownership and transfer of Seritage Growth common shares, including restrictions on such ownership or transfer that would cause the rents we receive or accrue from Sears Holdings (or other tenants) to be treated as non-qualifying rent for purposes of the REIT gross income requirements. The provisions of Seritage Growth’s declaration of trust that restrict the ownership and transfer of Seritage Growth common shares are described in “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer.” Nevertheless, such restrictions may not be effective in ensuring that rents we receive or accrue from Sears Holdings (or other tenants) will be treated as qualifying rent for purposes of REIT qualification requirements.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable by U.S. corporations to U.S. shareholders that are individuals, trusts and estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the Seritage Growth common shares.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of Seritage Growth’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify to be taxed as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of Seritage Growth’s REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to Seritage Growth shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to Seritage Growth shareholders to comply with the REIT requirements of the Code.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of Seritage Growth common shares.

Restrictions in our indebtedness following the Transaction, including restrictions on our ability to incur additional indebtedness or make certain distributions, could preclude us from meeting the 90% distribution requirement. Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties or increases in the number of Seritage Growth common shares outstanding without commensurate increases in funds from operations each would adversely affect our ability to maintain distributions to Seritage Growth shareholders. Moreover, the failure of Sears Holdings to make rental payments under the Master Lease would materially impair our ability to make distributions. Consequently, we may be unable to make distributions at the anticipated distribution rate or any other rate. See “Dividend Policy.”

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state local and foreign taxes on our income and assets, including taxes on any undistributed income and state, local or foreign income, property and transfer taxes. See “U.S. Federal Income Tax Considerations.” For example, in order to meet the REIT qualification requirements, Seritage Growth may hold some of our assets or conduct certain of our activities through one or more TRSs or other subsidiary corporations that will be subject to federal, state, and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to Seritage Growth shareholders.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities.

To qualify to be taxed as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations.” If Seritage Growth fails to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing Seritage

Growth’s REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to Seritage Growth shareholders.

In addition to the asset tests set forth above, to qualify to be taxed as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to Seritage Growth shareholders and the ownership of Seritage Growth shares of beneficial interest. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “U.S. Federal Income Tax Considerations.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect Seritage Growth’s ability to qualify as a REIT or the U.S. federal income tax consequences to Seritage Growth’s investors and Seritage Growth of such qualification.

Risks Related to the Rights Offering

The subscription price determined for the rights offering is not necessarily an indication of price at which Seritage Growth common shares will trade.

The board of directors of Sears Holdings based the per share subscription price being used in the rights offering on various factors, including, among other things, (1) the desirability of broad participation in the rights offering by Sears Holdings’ stockholders and of the development of a trading market for both the subscription rights and Seritage Growth common shares, (2) the fair market value of the Acquired Properties purchased in the Transaction and (3) Seritage Growth’s liquidity needs and the aggregate amount of proceeds to be paid to Sears Holdings pursuant to the rights offering if the rights offering were fully subscribed. The per share subscription price may not be indicative of the price at which Seritage Growth common shares will trade after the rights offering. After the date of this prospectus, you may not be able to sell Seritage Growth common shares that you hold at prices equal to or above the subscription price.

Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.

The rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable. Sears Holdings may also extend the rights offering for additional periods ending no later than                     , 2015, although it does not presently intend to do so. If Sears Holdings cancels the rights offering and you have not exercised any rights, the subscription rights will expire, have no value, and cease to be exercisable for Seritage Growth common shares. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market; however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable.

No prior market exists for the subscription rights and a liquid market for the subscription rights may not develop.

We intend to apply to list the subscription rights for trading on                     under the symbol “     .” However, the subscription rights are a new issue of securities with no prior trading market. Neither we nor Sears Holdings can provide you with any assurances as to the liquidity of the trading market for the subscription rights or the price at which the subscription rights may trade following the rights offering. In addition, the listing of the subscription rights on the             is subject to Seritage Growth meeting the listing requirements of the             . In the event that these listing approvals cannot be obtained, holders of subscription rights will own unlisted securities, which may affect the pricing of the rights in the secondary market, the transparency and availability of trading prices, and the liquidity of the rights.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

If you desire to purchase Seritage Growth common shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., New York City time, on                     , 2015 unless Sears Holdings extends the rights offering for additional periods ending no later than                     , 2015. If you are a beneficial owner of Sears Holdings common stock, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the subscription agent receives all required forms and payments before the rights offering expires. Neither we nor Sears Holdings is or will be responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the rights offering expires. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights before the rights offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received. None of Seritage Growth, Operating Partnership, Sears Holdings or the subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we or Sears Holdings under any obligation to correct such forms or payment. Sears Holdings has the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the Seritage Growth common shares you buy in the rights offering until your account is credited with the common shares.

If you are a registered stockholder of Sears Holdings and you purchase shares in the rights offering, your account will be credited with Seritage Growth common shares as soon as practicable after the expiration of the rights offering. If your shares of Sears Holdings common stock are held by a broker, dealer, custodian bank or other nominee and you purchase shares of Seritage Growth pursuant to your subscription rights, your account with your nominee will be credited with the Seritage Growth common shares you purchased in the rights offering as soon as practicable after the expiration of the rights offering. Until your account is credited, you may not be able to sell your shares even though the Seritage Growth common shares issued in the rights offering will be listed for trading on the             . The share price may decline between the time you decide to sell your Seritage Growth common shares and the time you are actually able to sell such shares.

You may not revoke your exercise of the subscription rights and you could be committed to buying shares at a price above the prevailing market price after completion of the rights offering.

Once you exercise your rights, you may not revoke the exercise even if you later learn information that you consider to be unfavorable to the exercise of your rights. If you exercise your rights, you may not be able to sell the Seritage Growth common shares purchased under the rights at a price equal to or greater than the subscription price, and you may lose all or part of your investment in Seritage Growth common shares.

You will not receive interest on your subscription funds during the period pending the closing of the offering.

The subscription agent will hold the gross proceeds from the sale of shares underlying the rights in escrow in a segregated bank account, and it will release the proceeds together with any interest earned on the proceeds, less any applicable withholding taxes, to Sears Holdings as soon as is practicable after the expiration of the rights offering. If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable.

The tax consequences of the receipt, sale, exercise, expiration and cancellation of the subscription rights are not certain.

We believe that the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear. The IRS may disagree with the tax treatment discussed herein. You should discuss with your tax advisor the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes.

If you receive and exercise the subscription rights, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right and exercise that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) no additional income upon the exercise of the subscription right. You may need to fund any tax resulting from the receipt of the subscription right with cash from other sources. You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and exercising the subscription rights. For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

If you receive and sell the subscription rights, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right and sell that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) short-term capital gain or loss upon the sale equal to the difference between the proceeds received upon the sale and the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings. It is possible that the sale proceeds received by you upon a sale of the subscription rights will be less than any tax resulting from your receipt of the subscription right. In this event, you will generally need to fund the remaining portion of any tax with cash from other sources. You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and selling the subscription rights. For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right from Sears Holdings and do not sell or exercise that right before it expires, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) a short-term capital loss upon the expiration of such right in an amount equal to your adjusted tax basis (if any) in such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend or other income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. stockholder). Accordingly, if you receive a subscription right from Sears Holdings and take no action, you may owe tax and need to fund that tax with cash from other sources.

By illustration, if you receive subscription rights that have a value of $5,000 on the date they are distributed by Sears Holdings, you do not sell or exercise those rights before they expire and Sears Holdings does not cancel the rights offering, you should generally expect to have $5,000 of dividend income upon the receipt of the subscription rights and a $5,000 short-term capital loss upon the expiration of those rights.

You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and neither selling nor exercising the subscription rights. For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

If you receive subscription rights and Sears Holdings subsequently cancels the right offering, you may be subject to adverse U.S. federal income tax consequences.

You should discuss with your tax advisor the tax consequences of receiving subscription rights if Sears Holdings subsequently cancels the rights offering. There are limited authorities addressing the tax consequences that would apply to you in this circumstance. Certain of the authorities suggest that in this circumstance you may not have taxable dividend income upon the receipt of the subscription rights if you do not sell or otherwise dispose of the rights and if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings (and any other applicable withholding agent) is likely to take the position, for information reporting and withholding purposes, that you have taxable dividend income upon the receipt of the subscription rights even if Sears Holdings subsequently cancels the rights offering. If withholding tax is withheld from you in this event, you should consult your tax advisor as to whether to seek a refund of such amount from the IRS.

If you have taxable dividend income upon the receipt of a subscription right even though Sears Holdings subsequently cancels the rights offering, you should generally expect to have a short-term capital loss upon the cancellation of the subscription right in an amount equal to your adjusted tax basis (if any) in such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend or other income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. stockholder). For a detailed discussion, see “U.S. Federal Income Tax Considerations.”

There is currently no public market for Seritage Growth common shares. An active trading market for Seritage Growth common shares may not develop following this offering, and you may be unable to sell your shares at a price above the initial public offering price or at all.

There has not been any public market for Seritage Growth common shares prior to this offering. We intend to apply to list Seritage Growth common shares for trading on the             under the symbol “     .” However, an active trading market for Seritage Growth common shares may not develop after this offering or, if one develops, that it will be sustained. In the absence of a public market, you may be unable to liquidate an investment in Seritage Growth common shares.

The market price and trading volume of Seritage Growth common shares may be volatile following this offering.

Even if an active trading market develops for Seritage Growth common shares, the market price of common shares may be volatile. In addition, the trading volume in Seritage Growth common shares may fluctuate and cause significant price variations to occur. If the market price of Seritage Growth common shares declines significantly, you may be unable to resell your shares at or above the public offering price or at all. The market price of the common shares may fluctuate or decline significantly in the future.

Some of the factors that could negatively affect the market price of Seritage Growth common shares or result in fluctuations in the price or trading volume of the common shares include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate, or retail industries;

•	increases in market interest rates that may cause purchasers of Seritage Growth common shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we may incur in the future;

•	actions by institutional shareholders;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented in this prospectus;

•	specific real estate market and real estate economic conditions; and

•	general market and economic conditions.

Future offerings of debt, which would be senior to Seritage Growth common shares upon liquidation, and/or preferred equity securities which may be senior to Seritage Growth common shares for purposes of distributions or upon liquidation, may adversely affect the market price of Seritage Growth common shares.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred shares. Upon liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings may receive distributions of our available assets prior to the holders of Seritage Growth common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of Seritage Growth common shares, or both. Holders of Seritage Growth common shares are not entitled to preemptive rights or other protections against dilution, and will have no voting rights in connection with the issuance of these securities. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of Seritage Growth common shares. Since our decision to issue securities in any future offering will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, Seritage Growth shareholders bear the risk of our future offerings reducing the market price of Seritage Growth common shares and diluting their holdings in us.

The historical and pro forma financial information included in this prospectus may not be a reliable indicator of future results.

The historical financial statements included herein are (1) a Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties as of September 30, 2014 and December 31, 2013 and (2) a balance sheet of Seritage Growth Properties as of December 18, 2014 (Formation Date). In addition, this prospectus includes pro forma financial information regarding Seritage Growth.

The historical financial statements and the pro forma financial information included herein may not reflect what our business, financial position or results of operations of will be in the future when we are a separate, publicly traded company. Until the Transaction is completed, we will not have been an operating business and will not have had historical operations. The Acquired Properties we will purchase from Sears Holdings were operated by Sears Holdings as part of its larger corporate organization and not as a stand-alone business or independent company. Because we have no historical operations and will not own any properties or commence our real estate ownership and development business until the Transaction is completed, there are no historical financial statements for Seritage Growth as it will exist following the Transaction. The financial information that we have included in this prospectus may not reflect what our financial condition, results of operations or cash flows would have been had we been a stand-alone business or independent entity, or had we operated as a REIT, during the periods presented. Significant changes will occur in our cost structure, financing and business operations as a result of our operation as a stand-alone company and the entry into transactions with Sears Holdings that have not existed historically, including the Master Lease. The pro forma financial information included in this prospectus was prepared on the basis of assumptions derived from available information that we believed to be reasonable. However, these assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. Therefore, the financial information we have included in this prospectus may not necessarily be indicative of what our financial condition, results of operations or cash flows will be in the future. For additional information about the basis of presentation of the financial information included in this prospectus, see “Capitalization,” “Selected Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and the financial statements.

The Transaction could give rise to disputes or other unfavorable effects, which could have a material adverse effect on our business, financial condition or results of operations.

Disputes with third parties could arise out of the Transaction, and we could experience unfavorable reactions to the Transaction from employees, ratings agencies, regulators or other interested parties. These disputes and reactions of third parties could have a material adverse effect on our business, financial condition or results of operations. In addition, following the Transaction, disputes between us and Sears Holdings (and our subsidiaries) could arise in connection with any of the Purchase and Sale Agreement, Subscription and Distribution Agreement, the Master Lease, the Services Agreement or other agreements.

A court could deem aspects of the Transaction to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.

A court could deem aspects of the Transaction (such as the sale of the Acquired Properties in connection with the Transaction), to be a fraudulent conveyance upon a subsequent legal challenge by unpaid creditors or a bankruptcy trustee of the debtor that made the conveyance. Fraudulent conveyances include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors, or transfers made or obligations incurred in exchange for less than reasonably equivalent value when the debtor was, or was rendered, insolvent, inadequately capitalized or unable to pay its debts as they become due. To remedy a fraudulent conveyance, a court could void the challenged transfer or obligation, requiring us to return consideration that we received in the Transaction, or impose substantial liabilities upon us for the benefit of unpaid creditors of the debtor that made the fraudulent conveyance, which could adversely affect our financial condition and our results of operations. Among other things, the court could require Seritage Growth shareholders to return to Sears Holdings some or all of the Seritage Growth common shares issued in the distribution. Whether a transaction is a fraudulent conveyance will vary depending upon, among other things, the jurisdiction whose law is being applied.

The number of shares available for future sale could adversely affect the market price of Seritage Growth common shares.

We cannot predict whether future issuances of Seritage Growth common shares or the availability of Seritage Growth common shares for resale in the open market will decrease the market price per share of

Seritage Growth common shares. Sales of a substantial number of Seritage Growth common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the Seritage Growth common shares.

Our earnings and cash distributions will affect the market price of Seritage Growth common shares.

We believe that the market value of a REIT’s equity securities is based primarily upon market perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancing, and is secondarily based upon the value of the underlying assets. For these reasons, Seritage Growth common shares may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of Seritage Growth common shares. Our failure to meet market expectations with regard to future earnings and cash distributions would likely adversely affect the market price of Seritage Growth common shares.

The Sears Holdings board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Transaction and the related transactions at any time prior to the distribution date. In addition, the Transaction and related transactions are subject to the satisfaction or waiver (by Sears Holdings’ board of directors in its sole discretion) of a number of conditions. We and Sears Holdings cannot assure that any or all of these conditions will be met.

The Sears Holdings board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Transaction and the related transactions at any time prior to the distribution date. This means Sears Holdings may cancel or delay the planned distribution of subscription rights to acquire Seritage Growth common shares if at any time its board of directors of Sears Holdings determines that the distribution of such subscription rights to acquire common shares is not in the best interests of Sears Holdings or its stockholders. If the Sears Holdings board of directors determines to cancel the Transaction, stockholders of Sears Holdings will not receive any distribution of Seritage Growth common shares and Sears Holdings will be under no obligation whatsoever to its stockholders to distribute such shares. In addition, the Transaction and related transactions are subject to the satisfaction or waiver (by the Sears Holdings board of directors in its sole discretion) of a number of conditions. See “The Rights Offering—Conditions, Withdrawal and Cancellation.” We and Sears Holdings cannot assure that any or all of these conditions will be met. The fulfillment of the conditions to the Transaction will not create any obligation on Sears Holdings’ part to effect the Transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	Declines in retail, real estate and general economic conditions;

•	Our substantial dependence on, or agreements entered into with, Sears Holdings, and indemnities from Sears Holdings that may be insufficient to insure us against certain liabilities;

•	Sears Holdings’ rights under the Master Lease, including the right to terminate with respect to a portion of the properties;

•	Competition with us or our tenants;

•	Tax, environmental, health, safety and land use laws and regulations;

•	Future acquisitions and other strategic transactions or investments in and redevelopment of properties;

•	The ownership of ESL and Fairholme of Seritage Growth common shares and Operating Partnership units;

•	Our lack of an operating history as an independent public company;

•	The ability of the Seritage Growth Board of Trustees to cause it to issue additional shares of beneficial interest without shareholder approval;

•	Certain provisions of Maryland law, the declaration of trust and bylaws of Seritage Growth and the partnership agreement of Operating Partnership that may limit the ability of a third party to acquire control of us;

•	Limitations on our rights and the rights of Seritage Growth shareholders to take action against our trustees and officers;

•	The failure to realize the expected benefits of the Transaction;

•	Our substantial indebtedness, which could adversely affect our financial condition;

•	The terms of the agreements governing our indebtedness that restrict our current and future operations, particularly our ability to incur additional debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations;

•	Incurrence of additional debt, including secured debt, and funds for future capital needs and the availability of external sources of capital;

•	The reliability of the financial information included in this prospectus as an indicator of our future results and different results than if we were a stand-alone public company;

•	Legislative or other actions affecting REITs, including positions taken by the IRS;

•	Restrictions on ownership and transfer of Seritage Growth common shares and our failure to qualify, or remain qualified, to be taxed as a REIT;

•	The failure of dividends payable by REITs to qualify for the reduced tax rates available for some dividends;

•	Failure to qualify as a REIT if income received from Sears Holdings is not treated as qualifying income;

•	REIT distribution requirements;

•	An active trading market for Seritage Growth common shares may not develop or market price and trading volumes may be volatile;

•	Dilution following this offering; and

•	Delays in the completion of the Transaction or the nonoccurrence of the Transaction.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

Assuming the subscription rights are exercised in full and the Private Placement is completed, we expect to receive gross cash proceeds of approximately $         as a result of the sale of Seritage Growth common shares through the rights offering and the sale of Operating Partnership units through the Private Placement. We intend to contribute the proceeds from this offering to Operating Partnership, which will, together with the proceeds of the Private Placement and the Financing, be used to pay the purchase price to Sears Holdings for the Acquired Properties.

DIVIDEND POLICY

Seritage Growth intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with Seritage Growth’s taxable year ending December 31, 2015. Consistent with industry standards, Seritage Growth expects to pay distributions in cash in an amount equal to approximately 80% of Seritage Growth’s adjusted funds from operations (“Adjusted FFO”) for each quarterly period but in no event will the annual dividend be less than 90% of Seritage Growth’s REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. For purposes of determining its cash distributions, Seritage Growth’s Adjusted FFO will be calculated by starting with The National Association of Real Estate Investment Trusts’ (“NAREIT”) definition of “funds from operations,” which is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus real estate depreciation and share-based compensation expense reduced by maintenance capital expenditures. The NAREIT definition will then be adjusted to exclude the effect of share-based and other non-cash compensation expense and subtract capital expenditures, resulting in Adjusted FFO for Seritage Growth.

Initially, cash available for distribution to Seritage Growth shareholders will be derived solely from the rental payments under the Master Lease and leases with certain parties other than Sears Holdings. All distributions will be made by Seritage Growth at the discretion of the Board of Trustees and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on distributions by Seritage Growth), applicable law and other factors as the Board of Trustees of Seritage Growth deems relevant. The Seritage Growth Board of Trustees has not yet determined when any distributions will be declared or paid.

Seritage Growth currently intends to pay quarterly distributions in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, Seritage Growth’s taxable income will be calculated without reference to its cash flow. Consequently, under certain circumstances, Seritage Growth may not have available cash to pay its required distributions and may distribute a portion of its dividends in the form of its common shares. In either event, to the extent the distribution represents a distribution of Seritage Growth’s current or accumulated earnings and profits, a shareholder of Seritage Growth will be required to report dividend income as a result of such distributions even though Seritage Growth distributed only nominal amounts of cash to such shareholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as taxable dividends that would satisfy that REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but Seritage Growth could request a similar ruling from the IRS. The IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/share dividends, but that revenue procedure does not apply to Seritage Growth’s taxable year ending on December 31, 2015 and future taxable years. Accordingly, it is unclear whether and to what extent Seritage Growth will be able to make taxable dividends payable in-kind. For more information, see “U.S. Federal Income Tax Considerations.” Seritage Growth currently believes that it will have sufficient available cash to pay its required distribution for 2015 in cash but there can be no assurance that this will be the case.

It presently is anticipated that acquisitions and redevelopment activities will be financed through borrowings under the debt agreements to be entered into by Operating Partnership in connection with the Transaction, other debt financing or the issuance of equity securities. To the extent that those sources of funds are insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by our properties for any period, cash available for distribution could be reduced. In that event, we may also borrow funds, liquidate or sell a portion of its properties or find another source of funds, such as the issuance of equity securities, in order to pay its required distributions. See “Risk Factors—Risks Related to Status as a REIT.”

Seritage Growth anticipates that its distributions generally will be taxable as ordinary income to its shareholders, although a portion of the distributions may be designated by Seritage Growth as qualified dividend income or capital gain or may constitute a return of capital. Seritage Growth will furnish annually to each Seritage Growth shareholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to shareholders of Seritage Growth, see “U.S. Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth the unaudited pro forma capitalization of Seritage Growth as of September 30, 2014, which gives effect to the Transaction (and all other related transactions) as if they occurred on September 30, 2014.

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and Seritage Growth believes such assumptions are reasonable under the circumstances.

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Description of Shares of Beneficial Interest,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial information on Seritage Growth and the “Unaudited Pro Forma Consolidated Financial Data” and accompanying notes included in this prospectus.

	As of September 30, 2014 (unaudited)
thousands	Actual	Pro Forma Adjustments		Pro Forma
Seritage Growth Properties
Long-term debt	$—		(1)

Noncontrolling interest in Operating Partnership	—		(2)

Shareholders’ Equity	—		(3)

Total Capitalization	$—			$

(1)	The pro forma adjustments give effect to the expected indebtedness to purchase the properties from Sears Holdings.
(2)	The pro forma adjustments give effect to the expected proceeds from the Private Placement.
(3)	The pro forma adjustments give effect to the expected proceeds from the Rights Offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Seritage Growth is a newly organized REIT that was formed in Maryland on December 18, 2014. Seritage Growth will conduct its operations through Operating Partnership, formed on                     , 20    .

Seritage Growth will hold directly or indirectly 262 of the assets associated with Sears Holdings’ real property interests in connection with the Transaction. Seritage Growth’s primary business following the Transaction will consist of acquiring, financing and owning real estate property to be leased to retailers. Initially, Seritage Growth’s primary tenant will be Sears Holdings under a Master Lease.

The following unaudited pro forma consolidated statements of operations of Seritage Growth for the nine months ended September 30, 2014 and for the fiscal year ended December 31, 2013 are presented as if the Transaction had occurred on January 1, 2013. The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 assumes that the Transaction occurred on September 30, 2014.

The statements are presented based on information currently available, are intended for informational purposes only, and do not purport to represent what Seritage Growth’s financial position and results of operations actually would have been had the Transaction occurred on the dates indicated, or to project Seritage Growth’s financial performance for any future period.

The unaudited pro forma consolidated financial statements and the accompanying notes should be read in conjunction with the audited Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties and accompanying notes included herein.

The Pro Forma Adjustments column in the Unaudited Pro Forma Consolidated Financial Statements reflects pro forma adjustments, which are further described in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

Seritage Growth Properties

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2014

Millions	Historical Seritage Growth Properties (a)	Real Estate Assets to be Acquired by Seritage Growth Properties (b)	Pro Forma Adjustments		Pro Forma Seritage Growth Properties
Investment in real estate assets:
Land	$—			(b)
Buildings and improvements, less accumulated depreciation	—			(b)

Total investment in real estate assets, net	—
Cash and cash equivalents	—
Rent and tenant receivables	—
Prepaid expenses and other assets	—
Below-market ground leases, less accumulated amortization	—			(b)

Total assets	$—

LIABILITIES

Long-term debt	$—			(c)
Accounts payable and accrued expenses	—
Other liabilities	—

Total liabilities	$—
Commitment and contingencies

Noncontrolling interest in Operating Partnership	—			(d)

SHAREHOLDERS’ EQUITY
Total Equity	—			(e)

TOTAL LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	$—

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Seritage Growth Properties

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2014

millions, except per share data	Historical Seritage Growth Properties (aa)	Pro Forma Adjustments			Pro Forma Seritage Growth Properties
Revenues:
Rental and other property income (SHC)	$—		(bb	)
Rental and other property income	—		(bb	)
Tenant reimbursement income	—		(cc	)

Total revenues	—
Expenses:
General and administrative expenses	—		(ff	)
Property operating expenses	—		(ff	)
Property and asset management expenses	—		(ff	)
Acquisition related expenses	—		(ff	)
Depreciation and amortization	—		(dd	)

Total operating expenses	—

Operating income	—

Interest expense	—		(ee	)
Net income	—
Net income attributable to noncontrolling interest in Operating Partnership	—

Net income attributable to common shareholders	$—

Weighted average number of common shares:
Basic	—
Diluted	—
Basic earnings per share	$—

Diluted earnings per share	$—

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Seritage Growth Properties

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2013

millions, except per share data	Historical Seritage Growth Properties (aa)	Pro Forma Adjustments		Pro Forma Seritage Growth Properties
Revenues:
Rental and other property income (SHC)	$—		(bb)
Rental and other property income	—		(bb)
Tenant reimbursement income	—		(cc)

Total revenues	—
Expenses:
General and administrative expenses	—		(ff)
Property operating expenses	—		(ff)
Property and asset management expenses	—		(ff)
Acquisition related expenses	—		(ff)
Depreciation and amortization	—		(dd)

Total operating expenses	—

Operating income	—

Interest expense	—		(ee)

Net income	—
Net income attributable to noncontrolling interest in Operating Partnership	—

Net income attributable to common shareholders	$—

Weighted average number of common shares:
Basic	—
Diluted	—
Basic earnings per share	$—

Diluted earnings per share	$—

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Seritage Growth Properties

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

(a)	Represents the newly formed Maryland REIT, which will be the ultimate parent entity upon the completion of the Transaction. Seritage Growth Properties is the public registrant under the Securities Act of 1933. Seritage Growth has not had any operating activity since its formation on December 18, 2014. We expect to conduct substantially all of our operations and make substantially all of our investments through the Operating Partnership. At such time, we, as the sole general partner of the Operating Partnership, are expected to own approximately % of the interests in the Operating Partnership and control the Operating Partnership. Accordingly, under accounting principles generally accepted in the United States of America, or GAAP, we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(b)	Represents the historical combined statement of investments of real estate assets to be acquired by Seritage Growth Properties. The assets sold pursuant to the Transaction will be recorded at the historical cost of Sears Holdings.

(c)	Reflects Seritage Growth’s anticipated indebtedness. For purposes of funding a portion of the purchase price of the Acquired Properties, Seritage Growth will raise indebtedness.

(d)	Reflects anticipated issuance of Operating Partnership units in the Private Placement transaction.

(e)	Reflects the sale of Seritage Growth common shares in the rights offering. Seritage Growth accounts for specific incremental costs directly attributable to this offering by offsetting it against the gross proceeds of this offering and concurrent private placements and recognizing those costs directly in the equity issued. Such costs are comprised of accounting fees, legal fees, and other professional fees.

Gross proceeds from offering and concurrent private placements	$
Transfer taxes and other costs	$
Net proceeds from offering	$

For purposes of this pro forma presentation, the net proceeds from the offering have been applied to the pro forma condensed consolidated balance sheet assuming they had occurred on September 30, 2014.

2.	Adjustments to the Pro Forma Condensed Consolidated Income Statements

(aa)	Represents the newly formed Maryland REIT, which will be the ultimate parent entity upon the completion of the Transaction. Seritage Growth Properties is the public registrant under the Securities Act of 1933. Seritage Growth has not had any operating activity since its formation on December 18, 2014. We expect to conduct substantially all of our operations and make substantially all of our investments through the Operating Partnership. At such time, we, as the sole general partner of the Operating Partnership, are expected to own approximately % of the interests in the Operating Partnership and control the Operating Partnership. Accordingly, under accounting principles generally accepted in the United States of America, or GAAP, we will consolidate the assets, liabilities and results of operations of the Operating Partnership and its subsidiaries.

(bb)	Reflects rental revenues pursuant to the Master Lease. Rental revenues pursuant to the Master Lease will consist of base rent of $ million per year from Sears Holdings and $ million per year from third parties. The aggregate rent for all of the Acquired Properties will initially be set at fair market value, and in each of the initial and first two renewal terms, after the first lease year, the annual rent will be increased by 2% per annum (cumulative and compounded) for each lease year over the rent for immediately preceding lease year. For property pools with additional renewal options, rent for the renewal period will be set at a fair market rent determined based on a customary third-party appraisal process, taking into account all the terms of the Master Lease and other relevant factors.

(cc)	Reflects reimbursement from Sears Holdings for maintenance, real estate taxes and insurance of the Acquired Properties pursuant to the Master Lease. Under the Master Lease, Sears Holdings and/or one or more of its subsidiaries will be required to make all expenditures reasonably necessary to maintain the premises in good appearance and condition, subject to ordinary wear and tear.

(dd)	Reflects depreciation and amortization expense related to the building and improvements and below-market ground leases acquired by Seritage Growth based on the useful lives of the properties. Depreciation and amortization expense is recorded over the estimated useful lives of the respective assets using the straight-line method.

(ee)	Reflects interest expense related to Seritage Growth’s indebtedness. Seritage Growth Properties will incur interest expense from its borrowing obligations plus the amortization of its anticipated debt issuance costs related to its indebtedness. Following the Transaction, Seritage Growth will have $ million in outstanding borrowings and annual interest costs of approximately $ million, assuming on a weighted average interest rate of %. A 1/8% variance in interest rates could impact interest expense by approximately $ on an annual basis.

(ff)	Reflects expenses expected to be incurred by Seritage Growth for items such as compensation costs, professional services, office costs and other costs associated with development activities. To the extent requested by Seritage Growth, Sears Holdings will provide Seritage Growth with certain administrative and support services pursuant to a Services Agreement. The fees charged to Seritage Growth for the services furnished pursuant to this agreement will be determined based on .

SELECTED FINANCIAL DATA

Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of 262 Acquired Properties owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus which will be sold to Operating Partnership in the Transaction. Operating Partnership will then lease (or sublease) a substantial majority of the space at all but ten of the Acquired Properties back to Sears Holdings under the Master Lease, with the remainder of such space leased to third-party tenants. We expect to generate revenues primarily by leasing retail properties to Sears Holdings and eventually other operators.

The following selected financial data does not reflect the financial position or results of operations of Seritage Growth for the periods indicated. The following table sets forth the historical real estate assets to be acquired by Seritage Growth and pro forma financial data for Seritage Growth. The following table should be read in conjunction with: “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a publicly traded company independent from Sears Holdings during the periods presented.

thousands, except properties and per share data	As of and for the Nine Months ended September 30, 2014	As of and for the Year ended December 31, 2013
Real Estate Assets to be acquired by Seritage Growth Properties	$1,561,489	$1,612,896
Seritage Growth Properties

Pro Forma data (unaudited):

Income Statement data:

Pro Forma revenues

Pro Forma net income

Pro Forma earnings per share

Balance Sheet data:

Pro Forma investment in real estate assets

Pro Forma total debt

Pro Forma number of real estate properties

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the anticipated financial condition of Seritage Growth immediately following the Transaction. Seritage Growth was formed in connection with the Transaction and did not have material predecessor real estate or other operations. In addition, the Acquired Properties did not have business activities or, other than with respect to certain leases with third-party retailers, rental history. Therefore, there are no historical revenues other than the leases with third-party retailers. The statement of operations and cash flows of Seritage Growth will consist primarily of its operations after the Transaction. Accordingly, the following does not include a discussion and analysis of the historical results of operations for Seritage Growth. This discussion contains forward-looking statements that involve risks and uncertainties. Seritage Growth’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this registration statement. See also “Risk Factors.”

Overview

Seritage Growth Properties (“Seritage Growth”) is a newly organized real estate investment trust (“REIT”) that was formed in Maryland on December 18, 2014. Seritage Growth conducts its operations through Seritage Growth Properties, L.P. (“Operating Partnership”), a Delaware limited partnership, formed on                     , 20     . In this prospectus, we refer to our business, including Seritage Growth and Operating Partnership, as PropCo or as “we,” “our” or “us.” Our principal offices are currently located at 3333 Beverly Road, Hoffman Estates, Illinois 60179, and our main telephone number is currently (847) 286-2500. We expect to change our principal offices and main telephone number prior to the completion of the Transaction. Seritage Growth intends to elect to be treated as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2015.

Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of 262 properties (the “Acquired Properties”) owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus, which will be sold to Operating Partnership in the Transaction. Operating Partnership will then lease (or sublease) a substantial majority of the space at all but ten of the Acquired Properties back to Sears Holdings under one or more master lease agreements (collectively, the “Master Lease”), with the remainder of such space leased to third-party tenants. These ten properties will not have any space leased to Sears Holdings, and will instead be leased solely to third-party tenants.

We expect to generate revenues primarily by leasing our properties to tenants, including both Sears Holdings and third-party tenants, who will operate retail stores (and potentially other uses) in the leased premises, a business model common to many publicly traded REITs. In addition to revenues generated under the Master Lease through rent payments from Sears Holdings, we expect to generate revenue through leases to third-party tenants under existing and future leases for space at our properties, including the Acquired Properties. The Master Lease provides us with the right to recapture up to approximately 50% of the space at the Acquired Properties leased to Sears Holdings subject to the Master Lease, allowing us to reconfigure and rent the recaptured space to third-party tenants on potentially superior terms determined by us and for our own account. We also have the right to recapture 100% of the leased space with respect to 21 of the stores subject to the Master Lease by making a specified lease termination payment to Sears Holdings, after which we expect to be able to reposition and re-lease those stores and potentially generate additional revenue. See “Certain Relationships and Related Transactions—The Master Lease.”

Our initial portfolio of 262 Acquired Properties, consisting of approximately 42 million square feet of building space, will be broadly diversified by location across 49 states and Puerto Rico. These Acquired Properties will consist of 85 properties operated under the Kmart brand, 167 operated under the Sears brand, and ten properties leased entirely to third parties. At certain of the Acquired Properties, third parties under existing leases occupy a portion of the overall leasable space alongside Sears Holdings. Third-party tenants will initially represent approximately 7.8% of our overall portfolio as a percentage of total leasable space and approximately     % of existing rent. The amount of space leased to third-party tenants, and the resulting revenue, are expected to increase as we recapture space under the Master Lease and then re-lease it to such third-party tenants.

To maintain REIT status, Seritage Growth must meet a number of organizational and operational requirements, including a requirement that Seritage Growth distribute annually to Seritage Growth shareholders at least 90% of Seritage Growth’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”

Results of Operations

Revenues

Following the Transaction, Seritage Growth’s earnings will primarily be the result of the rental revenue from the Master Lease. The Master Lease will be a triple net lease between Operating Partnership and Sears Holdings. Each of the master lease agreements that comprise the Master Lease will have an initial term of nine to eleven years and the aggregate rent for all of the Acquired Properties will initially be set at fair market value. In each of the initial and first two renewal terms, after the first lease year, the annual rent will be increased by 2% per annum (cumulative and compounded) for each lease year over the rent for immediately preceding lease year. For property pools with additional renewal options, rent for the renewal period will be set at a fair market rent determined based on a customary third-party appraisal process, taking into account all the terms of the Master Lease and other relevant factors.

Under the Master Lease, Sears Holdings and/or one or more of its subsidiaries will be required to make all expenditures reasonably necessary to maintain the premises in good appearance, repair and condition. Revenues from tenant reimbursement income will equal expenditures for which Sears Holdings reimburses Seritage Growth pursuant to the terms of the Master Lease.

Expenses

General and administrative expenses are expected for items such as compensation costs, professional services, legal expenses, property management and leasing costs, office costs and other costs associated with development activities. To the extent requested by Seritage Growth, Sears Holdings will provide Seritage Growth with certain administrative and support services pursuant to a Services Agreement. The fees charged to Seritage Growth for the services furnished pursuant to this agreement will be determined based on                     .

Property operating expenses are expected for expenditures necessary to maintain the premises in good appearance, repair and condition and will be paid or reimbursed by Sears Holdings pursuant to the Master Lease with respect to space occupied by Sears Holdings and, in many cases, by tenants under third-party leases with respect to space occupied by such tenants. Property operating expenses will also include other expenses expected to be paid or reimbursed by Sears Holdings or third-party tenants such as property taxes. Property operating expenses, including property taxes, which are not expected to be paid or reimbursed by Sears Holdings or third-party tenants are expected to be paid by us.

Seritage Growth will incur depreciation expense related to the buildings and improvements acquired form Sears Holdings pursuant to the Transaction. Depreciation expense will be determined based on the useful lives of the properties.

Seritage Growth will incur interest expense and other loan-related charges related to Seritage Growth’s indebtedness. Seritage Growth will incur interest expense from its borrowing obligations plus the amortization of its anticipated debt issuance costs related to its indebtedness. Following the Transaction, Seritage Growth will have approximately $         million in outstanding borrowings and annual interest costs of approximately $         million, assuming a weighted average interest rate of     %.

Liquidity and Capital Resources

For purposes of funding the purchase price of the Acquired Properties, Seritage Growth will enter into an agreement with Sears Holdings to subscribe for subscription rights to acquire Seritage Growth common shares and Sears Holdings will distribute such rights to its stockholders, and Operating Partnership expects to (1) engage in the Private Placement of Operating Partnership units to the 10% Stockholders in exchange for a portion of their subscription rights and cash and (2) raise indebtedness.

At the closing of the Transaction, Seritage Growth and Operating Partnership will use the proceeds from the Private Placement, Rights Offering and the Financing to purchase the Acquired Properties from Sears Holdings, and Sears Holdings and Operating Partnership will enter into the Master Lease.

Capital Expenditures

Seritage Growth anticipates incurring capital expenditures of $         million in connection with the Acquired Properties. Capital expenditures for Acquired Properties leased under the Master Lease will be the responsibility of the tenant.

Contractual Obligations and Commitments

In addition to the indebtedness described above, Sears Holdings will assign to Operating Partnership various ground leases on certain of the Acquired Properties. The anticipated future minimum lease commitments of Seritage Growth are             . Note that this does not include commitments related to obligations that are variable in nature and as such is not an illustration of anticipated payments Seritage Growth will incur related to these leases over the respective lease terms.

Information concerning our obligations and commitments to make future payments under contracts such as debt and lease agreements is aggregated in the following table.

Payments Due by Period
Contractual Obligations	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
thousands

Pro Forma data (unaudited):
Pro Forma Long-term debt(1)
Pro Forma Operating leases

Total Pro Forma Contractual obligations

(1)	Including interest payments

Application of Critical Accounting Policies and Estimates

Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies are as follows:

Revenue Recognition

Minimum rent revenues will be recognized on a straight-line basis over the terms of the related leases.

Impairment of Long-Lived Assets

In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including land, buildings and improvements and definite-lived intangible assets, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, or a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets or significant changes in business strategies. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value as determined based on quoted market prices or through the use of other valuation techniques.

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to provide reduced public company reporting requirements in this and in future filings. The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS AND PROPERTIES

Our Business

Seritage Growth Properties is a newly organized REIT that was formed in Maryland on December 18, 2014. Seritage Growth conducts its operations through Seritage Growth Properties, L.P., a Delaware limited partnership, formed on                     , 20    . Our principal offices are currently located at 3333 Beverly Road, Hoffman Estates, Illinois 60179, and our main telephone number is currently (847) 286-2500. We expect to change our principal offices and main telephone number prior to the completion of the Transaction. Seritage Growth intends to elect to be treated as a real estate investment trust for federal income tax purposes commencing with our taxable year ending December 31, 2015.

Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of the 262 Acquired Properties owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus, which will be sold to Operating Partnership in the Transaction. Operating Partnership will then lease (or sublease) a substantial majority of the space at all but ten of the Acquired Properties back to Sears Holdings under the Master Lease, with the remainder of such space leased to third-party tenants. These ten properties will not have any space leased to Sears Holdings, and will instead be leased solely to third-party tenants.

We expect to generate revenues primarily by leasing our properties to tenants, including both Sears Holdings and third-party tenants, who will operate retail stores (and potentially other uses) in the leased premises, a business model common to many publicly traded REITs. In addition to revenues generated under the Master Lease through rent payments from Sears Holdings, we expect to generate revenue through leases to third-party tenants under existing and future leases for space at our properties, including the Acquired Properties. The Master Lease provides us with the right to recapture up to approximately 50% of the space at the Acquired Properties leased to Sears Holdings subject to the Master Lease, allowing us to reconfigure and rent the recaptured space to third-party tenants on potentially superior terms determined by us and for our own account. We also have the right to recapture 100% of the leased space with respect to 21 of the stores subject to the Master Lease by making a specified lease termination payment to Sears Holdings, after which we expect to be able to reposition and re-lease those stores and potentially generate additional revenue. See “Certain Relationships and Related Transactions—The Master Lease.”

Our initial portfolio of 262 Acquired Properties, consisting of approximately 42 million square feet of building space, will be broadly diversified by location across 49 states and Puerto Rico. These Acquired Properties will consist of 85 properties operated under the Kmart brand, 167 operated under the Sears brand, and ten properties leased entirely to third parties. At certain of the Acquired Properties, third parties under existing leases occupy a portion of the overall leasable space alongside Sears Holdings. Third-party tenants will initially represent approximately 7.8% of our overall portfolio as a percentage of total leasable space and approximately     % of existing rent. The amount of space leased to third-party tenants, and the resulting revenue, are expected to increase as we recapture space under the Master Lease and then re-lease it to such third-party tenants.

To maintain REIT status, Seritage Growth must meet a number of organizational and operational requirements, including a requirement that Seritage Growth distribute annually to Seritage Growth shareholders at least 90% of Seritage Growth’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”

History

Seritage Growth is a newly organized REIT that was formed in Maryland on December 18, 2014, and Operating Partnership is a Delaware limited partnership formed on                      20    . PropCo will not have operated prior to the Transaction. Sears Holdings, the parent company of Sears Roebuck and Co. and Kmart Holding Corporation, was formed in connection with the merger of Sears Roebuck and Kmart in March 2005.

Corporate Information

Our principal executive offices are located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. Our telephone number is (847) 286-2500.

Industry Background / Market Opportunity

Strategic Opportunities

We expect the Transaction to facilitate increased revenue generation from the Acquired Properties through the recapture of space and then re-leasing such space to third-party retailers (and potentially other third party lessees for other uses) for higher rents than are payable under the Master Lease by Sears Holdings. We also expect the Transaction to facilitate the redevelopment and possible sale of certain properties in order to maximize their value. In addition to diversifying our tenant base, we will have greater opportunity to expand into new business activities outside of the retail industry. Historically, Sears Holdings has not pursued significant development opportunities unrelated to the retail industry, in part because of the expectations and preferences of its stockholders. However, we are being formed as a property acquisition, development, ownership and management company, and will be positioned to capitalize on these opportunities without similar constraints, subject to any applicable Property Restrictions. We do not currently have a fixed schedule of the number of acquisitions we intend to make over a particular time period, but instead we intend to pursue those acquisitions that meet our investing and financing strategy and that are attractively priced. We also intend to further develop our relationships with tenants with a goal to progressively expand the mixture of tenants leasing our properties.

The Transaction will also provide stockholders with two distinct and targeted investment opportunities.

Competitive Strengths

We believe the following competitive strengths will contribute significantly to our success:

Geographically Diverse Property Portfolio

Initially, our portfolio will consist of 262 retail facilities. Our portfolio of 262 Acquired Properties, comprising approximately 42 million square feet at building space and approximately acres of owned and leased land, is broadly diversified by location across 49 states and Puerto Rico. Our geographic diversification will limit the effect of a decline in any one regional market on our overall performance.

Long-Term, Triple-Net Lease Structure

Immediately following the Transaction, all but ten of the Acquired Properties will be leased to Sears Holdings under the Master Lease, a “triple net” operating lease guaranteed by Sears Holdings with respect to each pool of properties with an average term of ten years (in addition to between two and four five-year renewals to be exercised at Sears Holdings’ option), pursuant to which the tenant is responsible for all costs and expenses of operation, facility maintenance, repairs, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties, subject to proportionate sharing of repair and maintenance charges and other costs and expenses which are common to both the space leased by Sears Holdings and other space occupied by unrelated third-party tenants, common area maintenance expenses and real property taxes with respect to space not occupied by Sears Holdings.

We will immediately have an income stream from an existing tenant, with enhanced flexibility as a lessor with the ability to recapture substantial amounts of space from Sears Holdings and diversify the tenant mix by leasing recaptured space to other tenants.

Unrelated Third-Party Leases

The Acquired Properties are currently subject to various existing leases with unrelated third-party retail tenants for approximately 3.26 million square feet of space in the aggregate (the “Third-Party Leases”). The

Third- Party Leases are further described in “Our Portfolio / Properties,” including a list of the ten largest tenants under Third-Party Leases. The Third-Party Leases will be assigned by Sears Holdings to us for our own account and benefit, so that we will be the landlord thereunder, and the space leased thereunder will not be leased to Sears Holdings under the Master Lease. We also intend to enter into additional leases with third parties from time to time for our own account and benefit if and when we exercise recapture rights under the Master Lease. The existing Third-Party Leases generally provide for payments of fixed rent (and in some cases percentage rent based on such tenant’s sales at the premises), and additional rent for certain costs, expenses and charges under the lease; the tenant is generally required to perform ordinary repairs and maintenance to their respective space and to either pay (a) additional rent for their proportionate share of operating costs and expenses for the building in which the space is located as well as common area expenses, including structural repairs, insurance, real estate taxes and all other customary operating costs and expenses, or (b) fixed rental that takes into account and includes an amount for these costs and expenses; and the landlord thereunder may in some cases perform certain construction and preparation work for the tenant and/or make financial contributions to certain tenant improvements, for the tenant’s initial occupancy. Certain Third-Party Leases include redevelopment and capital expenditures for tenant occupancy, and other obligations that we will assume in the Transaction. Other terms and conditions for such existing third-party leases include provisions for insurance, indemnity, casualty, condemnation and other provisions which are usual and customary for retail space leases depending on the size of the space, rent and creditworthiness of the tenant. Future third-party leases may incorporate some or all of the features of the existing unrelated third-party leases, or may be made on some net or modified net lease basis, depending on the retail space market and the particular circumstances at the time such leases are negotiated.

UPREIT Structure

We will operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held by Operating Partnership or by subsidiaries of Operating Partnership. Conducting business through Operating Partnership allows us flexibility in the manner in which we structure and acquire properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for Operating Partnership units, which provides property owners the opportunity to diversify their portfolios in a tax-efficient manner and to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure potentially may facilitate our acquisition of assets in a more efficient manner and may allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Business and Growth Strategies

Develop New Tenant Relationships

We will seek to cultivate our relationships with tenants in order to expand the mixture of tenants operating our properties and, in doing so, to reduce our dependence on any single tenant or operator. We expect that this objective will be achieved over time as part of our overall strategy to lease space recaptured under the Master Lease and acquire new properties and further diversify our overall portfolio of properties.

Pursue Strategic Development Opportunities

We intend to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities in our portfolio that may have become less competitive. We also intend to identify new development opportunities that present attractive risk-adjusted returns.

Maintain Balance Sheet Strength and Liquidity

We will seek to maintain a capital structure that provides the resources and flexibility to support the growth of our business. We intend to maintain a mix of credit facility debt, mortgage debt and unsecured term debt which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our operations.

Diversify Asset Portfolio

We expect to diversify through the acquisition of new properties. We will employ what we believe to be a disciplined, opportunistic acquisition strategy. Initially following the Transaction, we expect to grow our portfolio by pursuing opportunities to acquire additional retail facilities to lease.

Our Portfolio / Properties (including Operating Data)

The following is a list of our properties in the United States by category as of December 17, 2014. The categories are based, in part, on certain rights and restrictions that we have with respect to the assets in our portfolio. In particular, our portfolio has been divided into “Type I Properties” (where we can recapture up to 100% of the space leased to Sears Holdings), “Type II Properties” (where, as with Type IV Properties, we can recapture up to approximately 50% of the space leased to Sears Holdings), “Type III Properties” (where Sears Holdings is no longer operating a Sears store and the Property is not leased to Sears Holdings by us), and, finally, “Type IV Properties” (ground leases where we lease, and do not own, the land on which the property is located).

	Type I Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
1.	Anchorage(Sur)	AK	197,000	154,646	42,354		SHC, Nordstrom Rack
2.	Santa Monica	CA	117,801	111,983	5,818		SHC, Lands’ End, Inc.
3.	Westminster	CA	197,904	197,904	0		SHC
4.	Brea	CA	166,802	161,802	5,000		SHC, Lands’ End, Inc.
5.	Thousand Oaks	CA	152,894	50,334	102,560		SHC, Nordstrom Rack, DSW, The Sports Authority
6.	West Hartford	CT	155,020	139,102	15,918		SHC, Olive Garden, Lands’ End, Inc., DXL Mens Apparel
7.	Miami (Aventura)	FL	173,322	173,322	0		SHC
8.	Boca Raton	FL	174,333	167,637	6,696		SHC, Lands’ End, Inc., Washington Mutual Bank
9.	Clearwater/Cntrysd	FL	201,799	119,753	82,046		SHC, Lands’ End, Inc., Whole Foods, Nordstrom Rack
10.	Miami/Cutler Rdg	FL	170,122	170,122	0		SHC
11.	North Miami	FL	106,305	106,305	0		SHC
12.	Atlanta	GA	226,297	218,710	7,587		SHC, Lands’ End, Inc.
13.	Savannah	GA	155,684	155,684	0		SHC
14.	Honolulu	HI	77,452	77,452	0		SHC
15.	Burlington	MA	267,099	178,859	88,240		SHC, Lands’ End, Inc., Primark
16.	St. Clair Shores	MI	122,137	117,959	4,178		SHC, Champs Complete Auto Service
17.	Minnetonka	MN	205,069	199,357	5,712		SHC, Lands’ End, Inc.
18.	St. Paul	MN	217,930	216,304	1,626		SHC, License Bureau, Inc.
19.	Hicksville	NY	340,434	332,065	8,369		SHC, Red Lobster, Lands’ End, Inc., Chipotle Mexican Grill
20.	Nanuet	NY	217,519	209,957	7,562		SHC, Lands’ End, Inc.
21.	Valley View	TX	229,227	229,227	0		SHC

[a]	Subject to recapture of the entire space for a specified fee. To the extent that any property is subject to a restriction or third-party right that may become applicable in connection with the Transaction, such property may be excluded from the properties to be acquired by Operating Partnership in an amendment to this registration statement of which this prospectus is a part.
[b]	Includes all lessees who are not SHC.
[c]	Represents annualized base rent divided by leased GLA.
[d]	Includes major third-party lessees (including all of those who lease over 10% of the property’s total GLA).
[e]	As of , 20 .

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
22.	Cullman	AL	98,522	98,522	0		SHC
23.	North Little Rock	AR	185,718	185,718	0		SHC
24.	Russellville	AR	88,032	88,032	0		SHC
25.	Park Mall	AZ	250,096	250,096	0		SHC
26.	Glendale	AZ	124,991	124,991	0		SHC
27.	Mesa/East	AZ	121,911	121,911	0		SHC
28.	Phoenix-Desert Sky	AZ	144,228	144,228	0		SHC
29.	Sierra Vista	AZ	94,707	94,707	0		SHC
30.	Yuma	AZ	112,690	112,690	0		SHC
31.	Flagstaff	AZ	66,162	66,162	0		SHC
32.	Sierra Vista	AZ	86,079	86,079	0		SHC
33.	San Diego-North	CA	198,349	184,838	13,511		SHC, Corner Bakery, Lands’ End, Inc.
34.	Cerritos	CA	277,559	277,559	0		SHC
35.	Santa Rosa	CA	161,364	157,493	3,871		SHC, Lands’ End, Inc.
36.	Chula Vista	CA	219,000	219,000	0		SHC
37.	Ventura	CA	178,565	171,874	6,691		SHC, Lands’ End, Inc.
38.	El Cajon	CA	311,646	305,135	6,511		SHC, Lands’ End, Inc.
39.	Canoga Pk/Topanga	CA	166,284	161,883	4,401		SHC, Lands’ End, Inc.
40.	Carson	CA	175,456	171,406	4,050		SHC, Chipotle, Smash Burger, VCG-Southbay Pavilion, LLC
41.	San Bruno	CA	276,594	267,896	8,698		SHC, Lands’ End, Inc.
42.	Modesto	CA	148,501	148,501	0		SHC
43.	Roseville	CA	138,990	131,425	7,565		SHC, Lands’ End, Inc.
44.	Newark	CA	145,801	145,801	0		SHC
45.	Temecula	CA	115,636	115,636	0		SHC
46.	El Centro	CA	139,738	139,738	0		SHC
47.	Moreno Vly	CA	169,371	169,371	0		SHC
48.	Santa Maria	CA	117,906	117,906	0		SHC
49.	Antioch	CA	95,165	95,165	0		SHC
50.	West Covina	CA	142,000	142,000	0		SHC
51.	Palm Desert	CA	151,458	151,458	0		SHC
52.	San Jose-Eastridge	CA	282,815	282,815	0		SHC
53.	Fairfield	CA	164,126	159,278	4,848		SHC, Lands’ End, Inc.
54.	Citrus Hts-Sunrise	CA	289,541	280,714	8,827		SHC, Lands’ End, Inc.
55.	Montclair	CA	174,675	174,675	0		SHC
56.	Visalia	CA	75,570	75,570	0		SHC

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
57.	Delano	CA	86,079	86,079	0		SHC
58.	Merced	CA	92,624	92,624	0		SHC
59.	Riverside	CA	114,500	94,500	20,000		SHC, Jack in the Box, Stater Bros.
60.	Santa Paula	CA	71,257	71,257	0		SHC
61.	Richmond	CA	133,970	133,970	0		SHC
62.	Lakewood	CO	153,000	153,000	0		SHC
63.	Thornton	CO	190,174	190,174	0		SHC
64.	Danbury	CT	178,516	100,089	78,427		SHC, Lands’ End, Inc., Primark
65.	Waterford	CT	149,240	141,756	7,484		SHC, Lands’ End, Inc.
66.	Rehoboth Beach	DE	117,162	117,162	0		SHC
67.	Doral(Miami)	FL	212,884	212,884	0		SHC
68.	Hialeah/Westland	FL	197,453	197,453	0		SHC
69.	Naples	FL	151,798	151,798	0		SHC
70.	Plantation	FL	201,596	201,596	0		SHC
71.	Altamonte Spg	FL	205,628	205,628	0		SHC, Seasons 52 (ground lease)
72.	Sarasota	FL	236,000	228,025	7,975		SHC, Lands’ End, Inc.
73.	Hialeah	FL	106,390	88,390	18,000		SHC, Aldi
74.	Orlando Colonial	FL	202,000	197,469	4,531		SHC, Lands’ End, Inc.
75.	Panama City	FL	139,315	139,315	0		SHC
76.	Melbourne	FL	102,577	102,577	0		SHC
77.	Gainesville	FL	140,529	140,529	0		SHC
78.	Ocala	FL	146,236	146,236	0		SHC
79.	St. Petersburg	FL	120,631	120,631	0		SHC
80.	Kissimmee	FL	148,885	112,505	36,380		SHC, Big Lots
81.	Bradenton	FL	99,946	99,946	0		SHC
82.	Cedar Rapids	IA	146,000	141,124	4,876		SHC, Lands’ End, Inc.
83.	Boise	ID	178,152	178,152	0		SHC
84.	Chicago	IL	356,744	356,744	0		SHC
85.	Oakbrook	IL	313,275	273,592	39,683		SHC, Pinstripes, Lands’ End, Inc., Williams Sonoma
86.	N. Riverside	IL	203,001	203,001	0		SHC
87.	Joliet	IL	204,629	204,629	0		SHC
88.	Chicago	IL	168,537	118,816	49,721		SHC, Chuck E Cheese, Sonrisa Family Dental, Unique Thrift, China Town Buffet
89.	Moline	IL	123,693	120,488	3,205		SHC, Bert Auto Plex
90.	Orland Park	IL	199,599	192,445	7,154		SHC, Lands’ End, Inc.
91.	Chicago	IL	293,718	293,718	0		SHC
92.	Springfield	IL	124,885	84,180	40,705		SHC, Staples, Casual Male, Popeye’s, Mosser Shoes, Nail Time
93.	Ft. Wayne	IN	220,000	213,545	6,455		SHC, Lands’ End, Inc.

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
94.	Merrillville	IN	147,249	108,339	38,910		SHC, Payless Shoe Source, Rainbow, Sherwin-Williams, Dollar Trees, LaCarrera, Palace Nails, Speedy Check Cashers
95.	Elkhart	IN	86,479	86,479	0		SHC
96.	Overland Pk.	KS	223,252	215,018	8,234		SHC, Lands’ End, Inc.
97.	Leavenworth	KS	83,552	76,853	6,699		SHC, Sears Hometown
98.	Paducah	KY	108,244	108,244	0		SHC
99.	Owensboro	KY	68,334	68,334	0		SHC
100.	Hopkinsville	KY	72,265	67,406	4,859		SHC, Cato
101.	Lafayette	LA	194,933	194,933	0		SHC
102.	Houma	LA	101,422	96,710	4,712		SHC, Meineke Car Care
103.	New Iberia	LA	91,653	91,653	0		SHC
104.	Braintree	MA	113,442	102,396	11,046		SHC, Ulta
105.	Saugus	MA	210,427	204,862	5,565		SHC, Lands’ End, Inc.
106.	Columbia	MD	148,187	141,089	7,098		SHC, Lands’ End, Inc.
107.	Bowie	MD	131,536	131,536	0		SHC
108.	Hagerstown	MD	122,711	122,711	0		SHC
109.	Cockeysville	MD	165,946	147,479	18,467		SHC, Lands’ End, Inc.
110.	Troy	MI	390,000	380,926	9,074		SHC, Lands’ End, Inc., Krispy Kreme, Logan’s Roadhouse
111.	Roseville	MI	377,397	367,378	10,019		SHC, Lands’ End, Inc., Red Robin
112.	Lincoln Park	MI	277,221	277,221	0		SHC
113.	Jackson	MI	150,522	142,022	8,500		SHC, Panera Bread, Pizza Hut
114.	Alpena	MI	118,200	118,200	0		SHC
115.	Sault Ste. Marie	MI	92,650	92,650	0		SHC
116.	Maplewood	MN	174,970	168,549	6,421		SHC, Lands’ End, Inc.
117.	Burnsville	MN	167,337	161,678	5,659		SHC, Lands’ End, Inc.
118.	Detroit Lakes	MN	87,102	79,102	8,000		SHC, Hometown Dealer
119.	Asheville	NC	240,643	232,380	8,263		SHC, Lands’ End, Inc.
120.	Kearney	NE	86,479	86,479	0		SHC
121.	Salem	NH	206,558	118,915	87,643		SHC, Lands’ End, Inc., Dick’s Sporting Goods
122.	Nashua	NH	182,231	174,658	7,573		SHC, Lands’ End, Inc.
123.	Portsmouth	NH	142,054	135,116	6,938		SHC, Lands’ End, Inc.
124.	Manchester	NH	144,070	135,109	8,961		SHC, Lands’ End, Inc.
125.	Middletown	NJ	184,540	176,069	8,471		SHC, Wendy’s
126.	Hobbs	NM	89,300	89,300	0		SHC
127.	Deming	NM	96,571	96,571	0		SHC
128.	Reno	NV	198,833	198,833	0		SHC
129.	Las Vegas(Meadows)	NV	150,185	150,185	0		SHC
130.	Henderson	NV	143,914	122,823	21,091		SHC, Sears Outlet

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
131.	Staten Island	NY	185,224	102,756	82,468		SHC, Lands’ End, Inc., Primark
132.	Wayne	NJ	327,334	317,682	9,652		SHC, Lands’ End, Inc.
133.	Watchung	NJ	262,902	253,860	9,042		SHC, Lands’ End, Inc.
134.	East Northport	NY	195,300	186,950	8,350		SHC, Lands’ End, Inc.
135.	Albany	NY	341,443	302,779	38,664		SHC, Lands’ End, Inc., Whole Foods Market
136.	Victor	NY	123,000	115,312	7,688		SHC, Lands’ End, Inc.
137.	Yorktown Hts.	NY	160,004	153,670	6,334		SHC, Lands’ End, Inc.
138.	Rochester-Greece	NY	128,513	128,513	0		SHC
139.	Clay	NY	146,504	137,962	8,542		SHC, Lands’ End, Inc.
140.	Johnson City	NY	169,034	169,034	0		SHC
141.	Olean	NY	118,004	118,004	0		SHC
142.	Canton	OH	219,363	210,384	8,979		SHC, Lands’ End, Inc.
143.	Middleburg Hts.	OH	307,545	300,164	7,381		SHC, Lands’ End, Inc.
144.	Mentor	OH	219,132	208,712	10,420		SHC, Lands’ End, Inc.
145.	Chapel Hill	OH	175,486	166,425	9,061		SHC, Forest City Commercial Mgmt., Lands’ End, Inc.
146.	Kenton	OH	96,066	96,066	0		SHC
147.	Okla City/Sequoyah	OK	173,658	173,658	0		SHC
148.	Muskogee	OK	87,500	87,500	0		SHC
149.	Tulsa	OK	84,180	84,180	0		SHC
150.	Washington Sq.	OR	220,000	201,093	18,907		SHC, Lands’ End, Inc.
151.	Happy Valley	OR	144,321	137,879	6,442		SHC, Lands’ End, Inc.
152.	Carlisle	PA	117,781	117,781	0		SHC
153.	Lebanon	PA	117,162	117,162	0		SHC
154.	Mount Pleasant	PA	83,536	83,536	0		SHC
155.	Warwick	RI	199,540	191,352	8,188		SHC, Wendy’s, On The Border, Lands’ End, Inc.
156.	Chrlstn/Northwoods	SC	132,031	132,031	0		SHC
157.	Anderson	SC	118,749	118,749	0		SHC
158.	Sioux Falls	SD	72,511	72,511	0		SHC
159.	Cordova	TN	160,885	156,131	4,754		SHC, Lands’ End, Inc.
160.	Memphis/Poplar	TN	196,564	191,665	4,899		SHC, Lands’ End, Inc., On the Border
161.	Memorial	TX	218,603	213,662	4,941		SHC, Lands’ End, Inc.
162.	Shepherd	TX	201,700	201,700	0		SHC
163.	McAllen	TX	138,867	138,867	0		SHC
164.	Friendswd/Baybrk	TX	181,717	181,717	0		SHC
165.	Ingram	TX	168,397	168,397	0		SHC
166.	Central Park	TX	215,458	215,458	0		SHC
167.	Lubbock	TX	150,630	150,630	0		SHC
168.	Austin	TX	172,016	172,016	0		SHC
169.	Westwood	TX	215,016	215,016	0		SHC
170.	El Paso	TX	112,099	103,657	8,442		SHC, Pocket Billiards and Fun

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
171.	Harlingen	TX	91,653	91,653	0		SHC
172.	Midland	TX	111,686	111,686	0		SHC
173.	Irving	TX	93,645	93,545	100		SHC, Julio Lopez Keys
174.	Southwest Ctr.	TX	205,297	205,297	0		SHC
175.	West Jordan	UT	205,458	201,125	4,333		SHC, Lands’ End, Inc.
176.	Layton	UT	98,449	87,406	11,043		SHC, Vapor Loc, Tanner Clinic, Pro Nails, Imperial Dragon
177.	Fairfax	VA	203,416	191,748	11,668		SHC, Lands’ End, Inc.
178.	Alexandria	VA	262,112	252,504	9,608		SHC, Lands’ End, Inc.
179.	Virginia Beach	VA	186,099	177,809	8,290		SHC, Lands’ End, Inc., Branch Banking & Trust Company
180.	Chspk/Greenbrier	VA	169,376	169,376	0		SHC
181.	Warrenton	VA	121,078	113,948	7,130		SHC, Lands’ End, Inc.
182.	Hampton	VA	245,000	245,000	0		SHC
183.	Redmond-Overlake Pk.	WA	290,227	278,769	11,458		SHC, Red Robin, Lands’ End, Inc.
184.	Vancouver	WA	129,638	124,888	4,750		SHC, Lands’ End, Inc.
185.	Yakima	WA	97,251	97,251	0		SHC
186.	Greendale	WI	238,416	238,416	0		SHC
187.	Madison-West	WI	138,263	130,201	8,062		SHC, Lands’ End, Inc.
188.	Platteville	WI	94,841	94,841	0		SHC
189.	Elkins	WV	99,598	94,885	4,713		SHC, Appalachian Tire Products
190.	Scott Depot	WV	89,790	89,790	0		SHC
191.	Carolina	PR	198,009	198,009	0		SHC
192.	Caguas	PR	138,686	138,686	0		SHC
193.	Ponce	PR	126,887	126,887	0		SHC
194.	Mayaguez	PR	118,242	118,242	0		SHC
195.	Guaynabo	PR	194,153	114,765	79,388		SHC, McDonald’s, Gamestop, First Bank, Amigo, T-Mobile , Claire’s Boutique, Ocean Garden Buffet, Venetian Nails and Spa
196.	Bayamon	PR	115,191	114,085	1,106		SHC, Mps Digital Printing
197.	Prescott	AZ	102,338	102,338	0		SHC
198.	No Hollywood	CA	150,982	150,982	0		SHC
199.	Northridge	CA	256,917	256,917	0		SHC
200.	Bakersfield	CA	223,828	223,828	0		SHC
201.	Santa Cruz	CA	111,478	105,769	5,709		SHC, Takara Japanese Restaurant, Lands’ End, Inc.
202.	Riverside	CA	202,030	202,030	0		SHC
203.	Salinas	CA	132,974	132,974	0		SHC

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
204.	Ramona	CA	101,658	86,988	14,670		SHC, Dollar Tree, Little Caesar’s, Top Nails
205.	Big Bear Lake	CA	77,203	69,288	7,915		SHC, Wells Fargo Bank, Subway, Radio Shack, Big Bear Furniture, Cash Plus, Patchworks
206.	San Bernardino	CA	264,682	264,682	0		SHC
207.	Fresno	CA	217,566	217,566	0		SHC

[a]	Subject to a lessor recapture right for approximately 50% of the leased property. To the extent that any property is subject to a restriction or third-party right that may become applicable in connection with the Transaction, such property may be excluded from the properties to be acquired by Operating Partnership in an amendment to this registration statement of which this prospectus is a part.
[b]	Includes all lessees who are not SHC.
[c]	Represents annualized base rent divided by leased GLA.
[d]	Includes major third-party lessees (including all of those who lease over 10% of the property’s total GLA).
[e]	As of , 20 .

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
208.	McKinleyville	CA	94,774	94,774	0		SHC
209.	Florin	CA	294,340	294,340	0		SHC
210.	Ft. Myers	FL	146,792	146,792	0		SHC
211.	St. Petersburg	FL	187,000	187,000	0		SHC
212.	Pensacola	FL	212,274	212,274	0		SHC
213.	Lakeland	FL	156,226	156,226	0		SHC
214.	Bradenton	FL	82,938	82,938	0		SHC
215.	Algona	IA	99,260	99,260	0		SHC
216.	Charles City	IA	96,569	96,569	0		SHC
217.	Webster City	IA	40,800	40,800	0		SHC
218.	Steger	IL	87,406	87,406	0		SHC
219.	Edgewater	MD	117,162	117,162	0		SHC
220.	Madawaska	ME	49,650	49,650	0		SHC, Hometown Dealer
221.	Manistee	MI	94,696	87,848	6,848		SHC, Hometown Dealer
222.	Florissant	MO	119,040	114,740	4,300		SHC, The Pit Crew
223.	Jefferson City	MO	92,016	92,016	0		SHC
224.	Cape Girardeau	MO	82,597	82,597	0		SHC
225.	Columbus	MS	122,755	117,155	5,600		SHC, Beautiful Nails, Bokays, Smart Phone
226.	Havre	MT	94,658	94,658	0		SHC
227.	Concord	NC	171,266	137,499	33,767		SHC, Charlie’s Auto Repair, LLC, Sears Outlet Stores, LLC
228.	Minot	ND	110,412	108,110	2,302		SHC, US Bank

	Type II Properties[a]
			GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
229.	Coronado	NM	179,326	170,261	9,065		SHC, Coronado Center LLC
230.	Farmington	NM	90,651	90,651	0		SHC
231.	Sidney	NY	94,428	94,428	0		SHC
232.	Dayton Mall	OH	192,501	183,532	8,969		SHC, Lands’ End, Inc.
233.	Toledo	OH	218,720	209,948	8,772		SHC, Lands’ End, Inc.
234.	Tallmadge	OH	84,180	84,180	0		SHC
235.	Marietta	OH	87,543	87,543	0		SHC
236.	North Canton	OH	84,180	84,180	0		SHC
237.	The Dalles	OR	87,101	87,101	0		SHC
238.	Walnutport	PA	121,159	121,159	0		SHC
239.	Columbia	PA	86,721	86,721	0		SHC
240.	York	PA	82,033	82,033	0		SHC
241.	Rock Hill	SC	89,299	89,299	0		SHC
242.	Charleston	WV	105,575	105,575	0		SHC
243.	Casper	WY	91,366	91,266	100		SHC, Wyoming Coffee Kiosk
244.	Gillette	WY	94,587	94,587	0		SHC
245.	Riverton	WY	94,840	94,840	0		SHC

	Type III Properties[a]
				GLA
	Location	State	Total	SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
246.	Peoria	AZ	104,439	0	104,439		Garden Ridge, LP
247.	Phoenix	AZ	151,197	0	151,197		At Home—Garden Ridge
248.	Orange Park	FL	84,180	0	84,180		Old Time Pottery, Freddy’s Frozen Custard
249.	Clive	IA	90,000	0	90,000		At Home—Garden Ridge
250.	Homewood	IL	196,125	0	196,125		Wal-Mart
251.	Lombard	IL	139,265	0	139,265		The Dump
252.	Ypsilanti	MI	99,399	0	99,399		At Home—Garden Ridge, Wholesale Group of Ann Arbor
253.	Springfield	MO	112,896	0	112,896		At Home—Garden Ridge
254.	Greensboro	NC	171,633	0	171,633		Sears Outlet Stores, LLC, Floor & Décor, Gabriel Brothers
255.	Houston	TX	134,000	0	134,000		At Home Stores LLC

[a]	These locations are not subject to the Master Lease. To the extent that any property is subject to a restriction or third-party right that may become applicable in connection with the Transaction, such property may be excluded from the properties to be acquired by Operating Partnership in an amendment to this registration statement of which this prospectus is a part.
[b]	Includes all lessees who are not SHC.
[c]	Represents annualized base rent divided by leased GLA.
[d]	Includes major third-party lessees (including all of those who lease over 10% of the property’s total GLA).
[e]	As of , 20 .

	Type IV Properties[a]
					GLA
	Location	State	Total		SHC	3rd Party[b]	ABR / Sq. Ftc	Significant Tenants[d]	Occupancy Rate[e]	Property Pool
256.	Concord	CA	249,448		239,501	9,947		SHC, William J. Bruegmann, Lands’ End, Inc.
257.	Orange	CA	275,315		220,853	54,462		SHC, TVO Holdings LLC, 24 Hour Fitness
258.	Pasadena	CA	220,983		185,702	35,281		SHC, Lands’ End, Inc., HomeGoods
259.	Torrance	CA	269,707		262,218	7,489		SHC, Lands’ End, Inc.
260.	Hackensack	NJ	157,356		157,356	0		SHC
261.	Brooklyn	NY	220,137		220,137	0		SHC
262.	King of Prussia	PA	215,252		0	173,980		Primark, Dick’s Sporting Goods

	All Properties
	Total GLA (thousands)		41,652	[f]	38,261	3,350

[a]	These locations are not fee-owned properties and, instead, are ground-leased locations. To the extent that any property is subject to a restriction or third-party right that may become applicable in connection with the Transaction, such property may be excluded from the properties to be acquired by Operating Partnership in an amendment to this registration statement of which this prospectus is a part.
[b]	Includes all lessees who are not SHC.
[c]	Represents annualized base rent divided by leased GLA.
[d]	Includes major third-party lessees (including all of those who lease over 10% of the property’s total GLA).
[e]	As of , 20 .
[f]	Total also includes approximately 41,000 sq. ft. of vacant space.

Operating Data

The following table sets forth for each of the Acquired Properties categories the occupancy rate expressed as a percentage for each of the last five years and the average effective annual rental per square foot for each of the last five years.

	[Geographical Region A]	[Geographical Region B]
Occupancy Rate
2014
2013
2012
2011
2010

Average Effective Annual Rental Rate per Square Foot
2014
2013
2012
2011
2010

Properties Under Development

Immediately following the Transaction, we do not expect to have significant active construction ongoing at any of the Acquired Properties (with the exception of a property located near Miami, Florida, described further below), subject to any construction which may be undertaken by or on behalf of third-party tenants in accordance with Third-Party Leases. On November 10, 2014, Sears Holdings announced plans for a re-development of its property in Aventura, Florida (listed as #7 in the list of properties included under “Our Portfolio / Properties” in this section) into a mixed-use development, and entitlement for this project is currently underway. In addition, pursuant to the Master Lease, we would, upon compliance with a prescribed notice period, have a recapture right with respect to up to approximately 50% of the space at the Acquired Properties leased to Sears Holdings subject to the Master Lease. The exercise of these rights will require us to reconfigure the affected space in cooperation with Sears Holdings, and this reconfiguration would be conducted at our own expense. In addition, with respect to 21 stores to be identified in the Master Lease, we would have the further right to recapture the remaining 50% of the space of such stores that is leased to Sears Holdings.

While there are no present plans to exercise any of these recapture rights for specific properties, we may choose to do so from time to time in the future. Please see “Certain Relationships and Related Transactions—The Master Lease” for more information on these rights and the Master Lease in general.

The Master Lease

All but ten of the Acquired Properties will be leased to Sears Holdings under the one or more master lease agreements that comprise the Master Lease. Each such master lease agreement would be a triple net lease with respect to the space occupied by Sears Holdings and Sears Holdings’ obligation to pay rent, costs and expenses of operation, repair, and maintenance, and all other amounts payable under the Master Lease would be absolute and unconditional, subject to certain exceptions. See “Certain Relationships and Related Transactions–The Master Lease.” Each such master lease agreement would be separate and independent and have an initial term of between nine and eleven years, and Sears Holdings would, depending on the property pool, have between two and four options for five-year renewals of the term.

The master lease agreements that comprise the Master Lease will divide the properties into separate pools having an initial average term of 10 years (varying from nine to eleven years for each property pool). Sears Holdings will, depending on the property pool, have between two and four options for five-year renewals of the term.

The aggregate rent for all of the Acquired Properties leased to Sears Holdings will initially be set at fair market value (which will be determined based on appraisal work completed by third parties, taking into account the terms of the Master Lease, including the recapture and termination rights described below and other relevant factors). In each of the initial and first two renewal terms, after the first lease year, the annual rent will be increased by 2% per annum (cumulative and compounded) for each lease year over the rent for immediately preceding lease year. For property pools with additional renewal options, rent for the renewal period will be set at a fair market rent determined based on a customary third-party appraisal process, taking into account all the terms of the Master Lease and other relevant factors.

The Master Lease would provide Sears Holdings and PropCo with certain rights designed to increase each party’s benefits from the Transaction over time as independent entities, including Sears Holdings’ right to terminate the lease with respect to underperforming stores and PropCo’s right to recapture up to approximately 50% of space at most of the Acquired Properties and 100% of the space at some of the Acquired Properties. For a more detailed description of the principal provisions of the Master Lease, please see “Certain Relationships and Related Transactions—The Master Lease.”

Maintenance of the Properties

Under the Master Lease, Sears Holdings will be required to make all expenditures reasonably necessary to maintain the space occupied by Sears Holdings at the Acquired Properties in good appearance, repair and condition, subject to ordinary wear and tear. However, if we recapture space from Sears Holdings pursuant to the Master Lease, Sears Holdings will no longer be required to make such expenditures. In addition, Sears Holdings will own and be required to maintain all of its personal property located at the space occupied by Sears Holdings at the leased properties and necessary for the operation thereof in good repair and condition as is necessary to operate all the premises in compliance with applicable legal, insurance and licensing requirements and all requirements of all Property Restrictions (subject to proportionate sharing of repair and maintenance charges and other costs and expenses which are common to both the space leased by Sears Holdings and other space occupied by unrelated third-party tenants, as well as common area maintenance expenses and real property taxes with respect to space not occupied by Sears Holdings).

Mortgages, Liens or Encumbrances

Immediately following the Transaction, we expect to have mortgages secured by                     of our operating properties. We will provide a summary of these mortgages in an amendment to this prospectus.

Investment Diversification

Diversification by Tenant

The following table lists the top ten tenants of our properties (based on annual rent) as of December 12, 2014:

	Tenant	Number of Locations	Annual Rent (in thousands)(a)	Percentage of Annual Total Rent
1.	Sears Holdings	252	$		%
2.	Lands’ End, Inc.	74	$		%
3.	Primark	4	$		%
4.	At Home—Garden Ridge	6	$		%
5.	Dick’s Sporting Goods	2	$		%
6.	Nordstrom Rack	3	$		%
7.	The Dump	1	$		%
8.	Sears Outlet	4	$		%
9.	Williams Sonoma	1	$		%
10.	The Sports Authority	1	$		%

(a)	We define annual rent as rental revenue for the quarter ended , 20 multiplied by four.

Diversification by Geography

The following table sets forth information regarding the geographic diversification of our properties as of December 12, 2014:

Location	Number of Properties	Percentage of Total Annual Rent(a)
Alaska	1
Alabama	1
Arkansas	2
Arizona	11
California	49
Colorado	2
Connecticut	3
Delaware	1
Florida	26
Georgia	2
Hawaii	1
Iowa	5
Idaho	1
Illinois	12
Indiana	3
Kansas	2
Kentucky	3
Louisiana	3
Massachusetts	3
Maryland	5
Maine	1
Michigan	9
Minnesota	5
Missouri	4
Mississippi	1
Montana	1
North Carolina	3
North Dakota	1
Nebraska	1
New Hampshire	4
New Jersey	2
New Mexico	4
Nevada	3
New York other than New York City area	11
New York City area	4
Ohio	10
Oklahoma	3
Oregon	3
Pennsylvania	7
Puerto Rico	6
Rhode Island	1
South Carolina	3
South Dakota	1
Tennessee	2
Texas	16
Utah	2

Location	Number of Properties	Percentage of Total Annual Rent(a)
Virginia	6
Washington	3
Wisconsin	3
West Virginia	3
Wyoming	3

(a)	We define annual rent as rental revenue for the quarter ended , 20 multiplied by four.

Lease Expirations

The following table sets forth a summary schedule of lease expirations for leases in place as of                     , 20     . As of                     , 20     , the weighted average non-cancelable remaining initial term of our leases (based on annual rent), was         years. The information set forth in the table assumes that tenants exercise no renewal options or early termination rights:

Leases expiring in	Number of Properties	Expiring Annual Rent (in thousands)(a)	Square Footage of Expiring Leases	Percent of Total Expiring Annual Rent
Remainder of 2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025 and thereafter
Vacant
Total owned properties

(a)	We define annual rent as rental revenue for the quarter ended , 20 multiplied by four.

Insurance

Upon completion of this offering, Sears Holdings and/or PropCo will carry commercial liability, fire, extended coverage, flood, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy. Subject to the requirements of our mortgages and the Ground Leases, We will select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our company’s management, the properties in our portfolio are currently, and upon completion of this offering will be, adequately insured, and where appropriate will comply with the provisions of the Ground Leases. We will not carry insurance for generally uninsured losses such as loss from war. In addition, we will carry earthquake insurance on our properties in an amount and with deductibles which we believe are commercially reasonable. Certain of the properties in our portfolio will be located in areas known to be seismically active. See “Risk Factors—Risks Related to Our Business and Operations—We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.”

Competition

We will compete for real property investments with other REITs, real estate partnerships or other real estate companies, private individuals, investment companies, private equity and hedge fund investors, sovereign funds, pension funds, insurance companies, lenders and other investors. In addition, revenues from our properties will be dependent on the ability of our tenants and operators to compete with other retail operators.

Some of our competitors are significantly larger and have greater financial resources and lower costs of capital than we have. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends.

As a landlord, we compete in the real estate market with numerous developers and owners of properties, including the shopping centers in which our properties are located. Some of our competitors have greater economies of scale, relationships with national tenants at multiple properties which are owned or operated by such competitors, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below the current market rates or below the rentals we currently charge, or on terms and conditions which include locations at multiple properties, we may lose our (potential) tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to win new tenants and retain tenants when our leases expire. Various Property Restrictions and limitations of Ground Leases may also affect our ability to compete for tenants.

Employees

We initially intend to employ approximately      persons. We do not expect that any of these employees will be represented by a labor union.

Legal Proceedings

In the ordinary course of our business, from time to time we expect to be subject to claims and administrative proceedings, none which are currently outstanding which we believe would have, individually or in the aggregate, a material adverse effect on our business, financial condition and results of operations, liquidity and cash flows.

Offices

Our principal executive offices are located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. We may have regional offices in the future depending upon our operational needs.

Environmental Matters

Our properties will be subject to environmental laws regulating, among other things, air emissions, wastewater discharges and the handling and disposal of wastes. Certain of the properties were built during the time that asbestos-containing building materials were routinely installed in residential and commercial structures. In addition, a substantial portion of the properties we will acquire from Sears Holdings currently include, or previously included, automotive care center facilities and retail fueling facilities, and are or were subject to laws and regulations governing the handling, storage and disposal of hazardous substances contained in some of the products or materials used or sold in the automotive care center facilities (such as motor oil, fluid in hydraulic lifts, antifreeze and solvents and lubricants), the recycling/disposal of batteries and tires, air emissions, wastewater discharges and waste management. In addition to these products, the equipment in use or previously used at such properties, such as service equipment, car lifts, oil/water separators, and storage tanks, has been subject to increasing environmental regulation relating to, among other things, the storage, handling, use, disposal, and transportation of hazardous materials. The Master Lease obligates the tenant thereunder to comply with applicable environmental laws and to indemnify us if their noncompliance results in losses or claims against us, and to remove all automotive care center equipment and facilities upon the expiration or sooner termination of the Master Lease, and we expect that any future leases will include similar provisions for other operators of their respective spaces with respect to environmental matters first arising during their occupancy. An operator’s failure to comply could result in fines and penalties or the requirement to undertake corrective actions which may result in significant costs to the operator and thus adversely affect their ability to meet their obligations to us.

Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at, or emanating from, such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. We also may be liable under certain of these laws for damage that occurred prior to our ownership of a property or at a site where we sent wastes for disposal. The failure to properly remediate a property may also adversely affect our ability to lease, sell or rent the property or to borrow funds using the property as collateral.

In connection with the ownership of our current or past properties and any properties that we may acquire in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. We are not aware of any environmental issues that are expected to have a material impact on the operations of our properties.

MANAGEMENT

Executive Officers Following the Transaction

The following table sets forth information regarding individuals who currently serve as our executive officers. All of the individuals below are currently officers and employees of Sears Holdings. Prior to the effectiveness of this registration statement, we will disclose those additional executive officers who we expect to serve as our executive officers following the Transaction, together with their biographical information. Subject to any employment agreements, officers serve at the pleasure of the Board of Trustees.

Name	Age	Position
Robert A. Riecker	50	President and Treasurer
Jeffrey Stollenwerck	45	Secretary

Board of Trustees Following the Transaction

The following table sets forth information regarding our trustee as of the date hereof. Prior to the effectiveness of this registration statement, we will disclose the trustees who will serve on the Seritage Growth Board of Trustees following the Transaction, together with their biographical information.

Name	Age	Position
Robert A. Riecker	50	Trustee

Upon completion of this offering, the Seritage Growth Board of Trustees will consist of     members, including a majority of trustees who are independent within the meaning of             listing standards. Pursuant to the Seritage Growth declaration of trust, the Board of Trustees will be divided into three classes and our trustees will be elected by Seritage Growth shareholders to serve the third annual meeting of shareholders following his or her election (other than with respect to the initial terms of the Class I and Class II trustees, which will be until the first and second annual meeting of shareholders following his or her election, respectively) and until their successors are duly elected and qualify. Upon the expiration of the term of a class of trustees, trustees in that class will be elected to serve until the third annual meeting of shareholders following their election and until their successors are duly elected and qualify. Following the completion of this offering:

•	will serve as Class I trustees, whose initial terms will expire at the 2016 annual meeting of shareholders and when their successors are duly elected and qualify;

•	will serve as Class II trustees, whose initial terms will expire at the 2017 annual meeting of shareholders and when their successors are duly elected and qualify; and

•	will serve as Class III trustees, whose initial terms will expire at the 2018 annual meeting of shareholders and when their successors are duly elected and qualify.

Any additional trusteeships resulting from an increase in the number of trustees will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our trustees. This classification of the Seritage Growth Board of Trustees may have the effect of delaying or preventing changes in control. See “Certain Provisions of Maryland Law and of Seritage Growth’s Declaration of Trust and Bylaws—The Seritage Growth Board of Trustees.” The first annual meeting of Seritage Growth shareholders after this offering will be held in 2016. Trustees may be removed only for cause by the affirmative vote of holders of 75% of Seritage Growth common shares entitled to vote generally in the election of trustees.

The following is a biographical summary of the experience of our trustees, persons who have agreed to become trustees upon completion of this offering and executive officers.

Committees of the Board of Trustees

We expect that, following the Transaction, the standing committees of the Seritage Growth Board of Trustees will consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

At its first meeting, which will take place within 90 days following the completion of this offering, the Seritage Growth Board of Trustees will appoint the remaining members of our audit committee, compensation committee and nominating and corporate governance committee. Under our corporate governance guidelines, the composition of each committee must comply with the listing requirements and other rules and regulations of the             , as amended or modified from time to time, and we currently anticipate that each of these committees will be comprised of three independent trustees when appointed by the Board of Trustees. Our corporate governance guidelines define “independent trustee” by reference to the rules, regulations and listing qualifications of the             which generally deem a trustee to be independent if the trustee has no relationship to us that may interfere with the exercise of the trustee’s independence from management and our company. The Board of Trustees may from time to time establish other committees to facilitate the management of our company.

Audit Committee

The duties and responsibilities of the audit committee will include the following:

•	to oversee the quality and integrity of our financial statements and our accounting and financial reporting processes;

•	to prepare the audit committee report required by the SEC in our annual proxy statements;

•	to review and discuss with management and the independent registered public accounting firm our annual and quarterly financial statements;

•	to review and discuss with management and the independent registered public accounting firm our earnings press releases;

•	to appoint, compensate and oversee our independent registered public accounting firm, and pre-approve all auditing services and non-audit services to be provided to us by our independent registered public accounting firm;

•	to review the qualifications, performance and independence of our independent registered public accounting firm; and

•	to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

(chair),             and             have been designated as members of the audit committee.

Compensation Committee

The duties and responsibilities of the compensation committee will include the following:

•	to determine, or recommend for determination by the Board of Trustees, the compensation of our chief executive officer and other executive officers;

•	to establish, review and consider employee compensation policies and procedures;

•	to review and approve, or recommend to the Board of Trustees for approval, any employment contracts or similar arrangement between Seritage Growth and any executive officer of Seritage Growth;

•	to review and discuss with management Seritage Growth’s compensation policies and practices and management’s assessment of whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on Seritage Growth;

•	to review, monitor, and make recommendations concerning incentive compensation plans, including the use of options to purchase common shares and other equity-based plans; and

•	to retain or obtain the advice of any compensation consultants, legal counsel and other compensation advisors, including responsibility for the appointment, compensation and oversight of the work of those advisors.

(chair),             and             have been designated as members of the compensation committee.

Nominating and Corporate Governance Committee

The duties and responsibilities of the nominating and corporate governance committee will include the following:

•	to recommend to the Board of Trustees proposed nominees for election to the Board of Trustees by the shareholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the Board of Trustees to fill vacancies that occur between shareholder meetings;

•	to make recommendations to the Board of Trustees regarding corporate governance matters and practices; and

•	to recommend members for each committee of the Board of Trustees.

(chair),             and             have been designated as members of the nominating and corporate governance committee.

Compensation of Trustees

We will provide information regarding trustee compensation in an amendment to this prospectus.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Seritage Growth Board of Trustees or compensation committee.

Code of Ethics

The Seritage Growth Board of Trustees will adopt a code of ethics applicable to our trustees, officers and employees, including our chief executive officer, chief financial officer and other senior officers effective as of the time of our listing on             , in accordance with applicable rules and regulations of the SEC and             . Our code of ethics will be available on our website as of the time of our listing on             .

Corporate Governance Guidelines

The Seritage Growth Board of Trustees will adopt a set of corporate governance guidelines that sets forth our policies and procedures relating to corporate governance effective as of the completion of the Transaction. Our corporate governance guidelines will be available on our website as of the time of our listing on             .

Policy and Procedures Governing Related Party Transactions

Following the completion of the Transaction, we expect that the Seritage Growth Board of Trustees will adopt policies and procedures for the review, approval or ratification of transactions with related parties. We do not currently have such a policy in place.

Indemnification and Limitation of Trustees’ and Officers’ Liability

Maryland law permits a Maryland REIT to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the REIT and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Seritage Growth’s declaration of trust contains a provision that eliminates the liability of Seritage Growth’s trustees and officers to the maximum extent permitted by Maryland law.

The MRL permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL requires a Maryland corporation (unless its declaration of trust provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Seritage Growth’s declaration of trust authorizes it to obligate it, and Seritage Growth’s bylaws obligate it, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a trustee or officer of Seritage Growth and at its request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Seritage Growth’s declaration of trust and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of Seritage Growth in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

In addition, the partnership agreement of Operating Partnership provides that Seritage Growth, our trustees, officers and employees, officers and employees of Operating Partnership and any other persons whom Seritage Growth may designate are indemnified to the fullest extent permitted by law. See “Description of Partnership Agreement of Operating Partnership—Indemnification and Limitation of Liability.”

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our trustees and executive officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by law and Seritage Growth’s declaration of trust and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with Seritage Growth’s approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of Seritage Growth’s indebtedness and (iii) any liabilities incurred as a result of acting on behalf of Seritage Growth (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and Seritage Growth’s declaration of trust and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling Seritage Growth pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

The five persons who we expect will be our named executive officers as of the distribution date will be included in a subsequent amendment to this prospectus. For purposes of the Compensation Discussion and Analysis, we refer to them collectively as our “named executive officers.” References in this information statement to Sears Holdings’ named executive officers refer to the five executive officers listed in the summary compensation table of Sears Holdings’ proxy statement in connection with its 2014 annual meeting of stockholders. Our expectation is that, prior to the completion of the Transaction, each of our named executive officers will have been employed by Sears Holdings; therefore, the information provided for the years 2013, 2012 and 2011 will reflect compensation earned at Sears Holdings and the design and objectives of the executive compensation programs in place prior to the completion of the Transaction.

Compensation decisions for our named executive officers prior to the Transaction will be made by Sears Holdings. To the extent such persons are senior officers of Sears Holdings, the decisions will be made by the Compensation Committee of Sears Holdings, which is composed entirely of independent directors of Sears Holdings. Executive compensation decisions following the completion of the Transaction will be made by the Compensation Committee of Seritage Growth.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis discusses Sears Holdings’ historical compensation practices. Initially, we anticipate that our compensation practices will reflect in some ways those practices employed at Sears Holdings. However, given that we will operate as a REIT, as well as the differing business segments and strategies of Seritage Growth and Sears Holdings, we expect that the compensation practices ultimately approved by the Seritage Growth Compensation Committee and Board of Trustees will be designed to support our strategies and will likely differ in many ways from Sears Holdings’ practices outlined below. Information regarding Seritage Growth’s compensation programs will be included in subsequent amendments to this prospectus.

This Compensation Discussion and Analysis has three main parts:

Sears Holdings 2013 Executive Compensation—This section describes and analyzes the executive compensation programs at Sears Holdings in 2013.

Effects of the Transaction on Outstanding Compensation Awards—This section discusses the effect of the Transaction on outstanding compensation awards for our named executive officers.

Seritage Growth Compensation Programs—This section discusses the anticipated executive compensation programs at Seritage Growth.

Sears Holdings 2013 Executive Compensation

Sears Holdings Executive Compensation Philosophy and Objectives

Sears Holdings believes that its long-term success is directly related to its ability to attract, motivate and retain highly talented associates who are committed to its mission, key results and cultural beliefs. The Sears Holdings Compensation Committee has developed a compensation philosophy for its executive officers designed to pay for performance. Total annual compensation paid to the named executive officers generally depends on company financial performance, the level of job responsibility and individual performance, as well as the need to attract top executive talent or motivate key executives. The total compensation package provided to certain named executive officers includes both annual and long-term incentive programs that are linked with performance or are otherwise “at risk” due to market fluctuations and risk of forfeiture. Sears Holdings’ compensation packages are thus designed to motivate and encourage employees to drive performance and achieve superior results for its company and its stockholders. The Sears Holdings Compensation Committee also believes that compensation should reflect the value of the job in the marketplace. While the Sears Holdings Compensation Committee’s objective is to approve compensation and benefits packages that reflect the pay-for-performance compensation philosophy, it recognizes that Sears Holdings must sometimes provide additional inducements to recruit, motivate and retain top-qualified executives. The Sears Holdings Compensation Committee also noted the approval of executive compensation by Sears Holdings’ stockholders by a large majority in the advisory vote on this subject held at the 2013 annual meeting and believes this affirms its stockholders’ support for Sears Holdings’ approach to executive compensation.

Sears Holdings Competitive Pay Practices

Sears Holdings’ experience demonstrates that in order to attract qualified external candidates and motivate valuable executive officers, we must offer executive compensation packages that are competitive with the packages offered by companies with which Sears Holdings competes for talent. In making compensation recommendations for the executive officers Sears Holdings analyzes internal compensation and external market data. Sears Holdings gathers market data with a focus, where appropriate, on retail-specific and online-specific organizations. Sears Holdings does not benchmark against a set list of competitors or a peer group. Sears

Holdings believes that its competitive pay analyses provide a reference point in validating proposed or recommended compensation, thereby assuring that we are offering competitive pay packages to the named executive officers.

Sears Holdings Executive Compensation Program: Key Elements

The key elements of Sears Holdings’ compensation program for the named executive officers include base salary and incentive opportunities. Incentive opportunities include annual and long-term performance-based programs designed to drive long-term performance through effective decision making while also incenting appropriate short-term decision making. In addition, time-based cash awards and/or time-based equity awards (i.e., awards that vest with the passage of time and thus are “at risk”) are made to provide additional motivation and encourage retention.

Annual Compensation

•	Base Salary—Base salary is the fixed element of each named executive officer’s cash compensation.

•	Annual Incentive Plan—Sears Holdings annual incentive program is designed to provide for annual awards to eligible employees based on achievement of financial performance goals relating to a specific fiscal year. The purpose of its annual incentive program is to motivate participants, including its participating named executive officers, to achieve financial performance goals by making their cash incentive award variable and dependent upon Sears Holdings’ or its respective business unit’s annual financial performance

Long-Term Compensation

•	Time-Based Cash and Equity Compensation—Awards of time-based cash and equity are “at risk” and encourage executive officers to adopt longer term approaches to its business and, with respect to time-based equity compensation, provide alignment with its stockholders as value received will be consistent with return to its stockholders, with vesting schedules that generally range from two to four years

•	Long-Term Performance-Based Programs—Sears Holdings long-term incentive programs include performance-based programs that are designed to motivate its executive officers to focus on long-term company performance through awards generally based on three-year performance periods and reinforce accountability by linking executive compensation to aggressive performance goals. Sears Holdings believes that these programs are an important instrument in aligning the goals of the participating named executive officers with Sears Holdings’ strategic direction and initiatives, which Sears Holdings believes will result in increased returns to its stockholders.

•	Long-Term Time-Based Programs—Sears Holdings’ long-term incentive programs include time-based programs that are designed to retain and motivate its executive officers. Sears Holdings believes that these programs also are an important instrument in motivating the participating named executive officers, which Sears Holdings believes will result in increased returns to its stockholders.

When making individual compensation decisions for its named executive officers, the Sears Holdings Compensation Committee takes many factors into account, including the individual’s performance and experience; the performance of Sears Holdings overall; retention risk; the responsibilities, impact and importance of the position within its company; the individual’s expected future contributions to its company; and the individual’s historical compensation. There is not a pre-established policy or target for the allocation between annual and long-term incentive compensation. Instead, the Sears Holdings Compensation Committee takes a holistic approach to executive compensation and balances the compensation elements for each named executive officer individually.

How Elements Are Used to Achieve Our Compensation Objectives

In fiscal year 2013, the Sears Holdings Compensation Committee sought to achieve the objectives of its compensation program through the grant of annual or long-term incentive awards, or both, to its named executive officers. The 2013 annual incentive awards offer participating named executive officers an opportunity for cash compensation based upon Sears Holdings EBITDA (earnings before interest, taxes, depreciation and amortization) or a combination of Sears Holdings EBITDA and business unit operating profit (“BOP”) performance during the fiscal year, and, therefore, reward participating named executive officers for achieving short-term financial performance goals. The Sears Holdings Compensation Committee granted long-term performance-based awards to certain of its named executive officers that become payable following the three-year performance cycle upon achievement of EBITDA or a combination of EBITDA and BOP targets during the three-year performance period. The Sears Holdings Compensation Committee also granted long-term time-based awards to certain of its named executive officers that become payable following the three-year service period, provided that the participating named executive officer is actively employed by vesting date. The 2013 long-term incentive awards are designed to retain and motivate its participating named executive officers to focus on long-term financial performance of Sears Holdings.

The Sears Holdings Compensation Committee also believes that the most fair and effective way to motivate Sears Holdings’ named executive officers to produce the best results for its stockholders is to increase the proportion of an executive officer’s total compensation that is performance-based or otherwise “at risk,” including equity compensation and time-based cash compensation, as the executive’s ability to affect those results increases. Additionally, the Sears Holdings Compensation Committee believes that the value of incentive compensation should depend upon the performance of Sears Holdings and/or its business units in a given performance period or over the applicable vesting period.

The annual incentive plan (“AIP”) targets for Sears Holdings’ participating named executive officers in fiscal year 2013 were calculated based on a multiple of base salary, which ranged from 0.75 to 1.5. AIP opportunities for the participating named executive officers are generally established when the Sears Holdings Compensation Committee approves a new annual incentive plan or at the time the Sears Holdings Compensation Committee otherwise approves a compensation package for a newly hired or promoted participating named executive officer. The AIP opportunities are based upon the participating named executive officer’s relative level of responsibility and potential to affect Sears Holdings’ overall performance. The performance-based long-term awards and time-based long-term awards granted to Sears Holdings’ participating named executive officers under the long-term incentive programs in fiscal year 2013 also were calculated based on a multiple of base salary. The combined multiple, which ranged from 1.0 to 1.5, is based upon the participating named executive officer’s relative level of responsibility and potential to affect Sears Holdings’ overall performance. Due to the fact that the participating named executive officer’s base salary is determined, in part, on his or her past performance, an award that is based on a multiple of that base salary also reflects, in part, his or her past performance.

The Sears Holdings Compensation Committee determines whether the applicable financial performance targets have been attained under its applicable annual and long-term performance-based incentive programs. The Sears Holdings Compensation Committee has not exercised its discretion to adjust performance targets or payout amounts for any of its participating named executive officers. While the Sears Holdings Compensation Committee historically has considered the requirements of Internal Revenue Code Section 162(m) (“Section 162(m)”), the Sears Holdings Compensation Committee retains the ability to exercise both positive and negative discretion in relation to the annual and long-term performance-based incentive awards granted to its named executive officers.

Sears Holdings 2013 Base Salaries

Base salaries are set to reflect a named executive officer’s performance and experience; the individual’s expected future contributions to its company; the responsibilities, impact and importance of the position within its company; internal pay equity; and competitive pay research. The timing and amount of base salary increases depend on the named executive officer’s past performance, promotion or other change in responsibilities, expected future contributions to its company and current market competitiveness.

Other Compensation Elements

Discretionary Bonuses

Sears Holdings has paid, and may in the future pay, sign-on, first year guaranteed and other bonuses where determined necessary or appropriate to attract top executive talent from other companies and motivate or retain key executives or both. Executives Sears Holdings recruits often have unrealized value in the form of unvested equity and other forgone compensation opportunities. Sign-on bonuses are an effective means of offsetting compensation opportunities executives may lose when they leave a former company to join Sears Holdings. In fiscal year 2013, none of its named executive officers received discretionary bonuses.

Perquisites and Other Benefits

Sears Holdings provides its named executive officers with perquisites and other personal benefits that the Sears Holdings Compensation Committee deems reasonable and consistent with its overall compensation program.

Retirement Plans

Sears Holdings provides 401(k) savings plans to allow participants to contribute towards retirement on a pre-tax (including catch-up contributions) and after-tax basis. The U.S. 401(k) savings plan allows pre-tax contributions of up to 50% of eligible compensation (or the limit determined by the Internal Revenue Service) and after-tax contributions of up to 25% of eligible compensation, provided, however, that in the aggregate these contributions do not exceed 50% of eligible compensation. Notwithstanding the foregoing, effective January 31, 2009, additional contribution restrictions were imposed on plan participants who were highly compensated employees as defined by the Internal Revenue Code. In addition, Sears Holdings has suspended its matching contributions to the 401(k) savings plans.

Executive Compensation Recovery Provisions

Sears Holdings’ annual and long-term incentive programs adopted in 2013 contained executive compensation recovery provisions. The relevant provisions provide that Sears Holdings will seek reimbursement from participating executives if its financial statements or approved financial measures are subject to restatement due to error or misconduct.

Certain Tax Consequences

In setting an executive officer’s compensation package, the Sears Holdings Compensation Committee considers the requirements of Section 162(m) of the Code, which provides that compensation in excess of $1 million paid to certain executive officers is not deductible unless it is performance-based and paid under a program that meets certain other legal requirements. Neither base salary nor time-based cash or equity awards that vest based solely on continued service qualify as performance-based compensation under Section 162(m). Although a significant portion of each executive officer’s compensation is intended to satisfy the requirements for deductibility under Section 162(m), the Sears Holdings Compensation Committee retains the ability to evaluate the performance of its executives and to pay appropriate compensation, even if it may result in the non-deductibility of certain compensation under federal tax law.

Sears Holdings Compensation Committee Role in Executive Compensation Decisions

The Sears Holdings Compensation Committee is appointed by the board of directors of Sears Holdings to fulfill the board of directors’ responsibilities relating to compensation of its senior officers. The Sears Holdings Compensation Committee has overall responsibility for approving and evaluating all compensation plans, its policies and programs as they affect the Chief Executive Officer and other senior officers. The Sears Holdings Compensation Committee is composed of independent members of the board of directors of Sears Holdings and consists of no fewer than two members. The Sears Holdings Compensation Committee has the sole authority to retain or terminate any compensation consultant to be used to assist it in the evaluation of Chief Executive Officer or senior officer compensation and has the sole authority to approve the consultant’s fees and the terms and conditions of the consultant’s retention. The Sears Holdings Compensation Committee also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

The Sears Holdings Compensation Committee duties include:

•	evaluating the Chief Executive Officer’s performance in light of corporate goals and objectives;

•	determining the compensation of named executive officers, including base salaries and annual incentive opportunities;

•	determining cash-based and equity-based awards and opportunities for its named executive officers;

•	reviewing and approving employment agreements, severance arrangements, change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits affecting senior executives;

•	approving incentive compensation plans and programs;

•	serving as the administration committee of the company’s equity plans; and

•	approving any special or supplemental compensation and benefits for executive officers, including supplemental retirement benefits and the perquisites provided to them during and after employment.

The Sears Holdings Compensation Committee also receives periodic reports on its compensation programs as they affect all associates.

Effects of the Transaction on Outstanding Stock-Based Awards

Holders of Sears Holdings’ restricted stock that is unvested as of the record date will receive cash awards in lieu of subscription rights.

Seritage Growth Compensation Programs

Information regarding Seritage Growth’s compensation programs will be included in subsequent amendments to the registration statement of which this prospectus statement is a part.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Trustees

Effective upon completion of this offering, we expect to enter into an indemnification agreement with each of our trustees and executive officers as described in “Management—Indemnification and Limitation of Trustees’ and Officers’ Liability.”

The Master Lease

Each of the master lease agreements that comprise the Master Lease applies separately to pools of properties, as described below. Most of the Acquired Properties and the space therein will be leased under the Master Lease to Sears Holdings (which will guaranty the obligations of any subsidiary pursuant to the Master Lease). Certain of the Acquired Properties or portions thereof that are currently leased to unrelated third parties will not be leased under the Master Lease but will be leased directly from us to such third parties (in some cases as a result of an assignment of such existing third-party leases from Sears Holdings to us). The Master Lease will be a triple net lease with respect to all space which is leased thereunder to Sears Holdings, subject to proportionate sharing by Sears Holdings of repair and maintenance charges and other costs and expenses which are common to both the space leased by Sears Holdings and other space occupied by unrelated third-party tenants in the same buildings pursuant to Third-Party Leases, common area maintenance expenses and real property taxes with respect to space not occupied by Sears Holdings. Sears Holdings’ obligation to pay rent and all other amounts payable under the Master Lease will be absolute and unconditional, subject only to certain exceptions as noted below. Leases for properties or space in properties that is leased or which may in the future be leased to unrelated third parties vary and may or may not be on net lease terms. The following description of the Master Lease does not purport to be complete and is qualified by reference to the Master Lease, which is included as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Term and Renewals

Properties under the Master Lease are divided into three separate pools having an initial average term of 10 years (varying from nine to eleven years for each property pool). Sears Holdings will, depending on the property pool, have between two and four options for five-year renewals of the term.

Rental Amounts and Escalators

The aggregate rent for all of the Acquired Properties will initially be set at fair market value (which will be determined based on appraisal work completed by third parties, taking into account the terms of the Master Lease, including the recapture and termination rights described below and other relevant factors). In each of the initial and first two renewal terms, after the first lease year, the annual rent will be increased by 2% per annum (cumulative and compounded) for each lease year over the rent for immediately preceding lease year. For property pools with additional renewal options, rent for the renewal period will be set at a fair market rent determined based on a customary third-party appraisal process, taking into account all the terms of the Master Lease and other relevant factors.

PropCo’s Recapture Rights

The Master Lease will contain certain provisions that are designed to optimize the utilization of the Acquired Properties and provide a certain degree of flexibility to the parties over the lifetime of the Master Lease. First, PropCo will, upon compliance with a prescribed notice period, have a recapture right with respect to up to approximately 50% of the space in each Acquired Property (excluding any space occupied by a Sears Auto Center automotive care center facility) leased to Sears Holdings subject to the Master Lease. The space subject to

PropCo’s recapture right will be described generally in the Master Lease. Upon PropCo exercising its recapture right with respect to a property, Sears Holdings will be required after a certain time period to vacate such recaptured space, and PropCo will then have the ability to reconfigure and rent such space for its own account to one or more third-party tenants selected by PropCo and on terms determined by PropCo. No additional consideration will be paid to Sears Holdings in the event PropCo exercises its rights pursuant to the recapture right. The remaining space retained by Sears Holdings will be configured and located such that Sears Holdings will not be materially disadvantaged in relation to the recaptured space, and PropCo will bear all costs of reconfiguration and division of the spaces and relocation of Sears Holdings in the remaining space. Sears Holdings may agree to provide assistance to PropCo related to the coordination, supervision, and implementation of the separation work, for a fee and with general terms and conditions that are customary with market terms for providing such project management services on a standalone basis. Additionally, Sears Holdings may agree to provide PropCo with general repairs and maintenance services related to premises that Sears Holdings may no longer occupy pursuant to Sears Holdings’ surrender of such premises pursuant to the terms of the Master Lease, and/or with respect to common areas that benefit both Sears Holdings’ remaining space and the recaptured space. Again, Sears Holdings will be compensated with a fee and general terms and conditions that are customary with market terms for such services provided on a standalone basis. PropCo will not pay any additional consideration for the recaptured space, or the right of recapture, since PropCo’s recapture right will be a factor in the determination of the fair market rent for the original space. After recapture of any space, Sears Holdings will thereafter cease to pay PropCo rent and other charges for the recaptured space, and the reduced rent and other charges payable by Sears Holdings under the Master Lease will be determined on a pro-rata basis based on the proportion of the retained space to the space recaptured. While PropCo will be permitted to exercise its recapture rights all at once or in stages as to any particular property, it will not be permitted to recapture all or substantially all of the space subject to the recapture right at more than 50 Acquired Properties during any lease year.

With respect to 21 stores to be identified in the Master Lease, PropCo will have the further additional right to recapture the remaining 50% of the space of such stores that is leased to Sears Holdings, effectively terminating the Master Lease with respect to such properties. PropCo will be required to provide notice and make a lease termination payment to Sears Holdings equal to the greater of a specified amount to be agreed by Sears Holdings and PropCo in connection with their entry into the Master Lease or an amount equal to 10 times the adjusted EBITDA attributable to such space for the 12-month period ending at the end of the fiscal quarter ending immediately prior to recapturing such space. In the event of such a recapture of an entire property and any subsequent re-leasing of such property, if the property has store space that is suitable for a Sears Holdings store that PropCo will be seeking to lease to a third party, Sears Holdings will have the right of first offer to lease such store space on terms set forth in the Master Lease.

Sears Holdings’ Termination Rights

The Master Lease will also provide for certain rights of Sears Holdings to terminate the Master Lease with respect to certain Acquired Properties that cease to be profitable for operation by Sears Holdings. Specifically, Sears Holdings will have the right in each year to terminate a portion of the Master Lease with respect to an Acquired Property where the fixed rent (together with all other costs and expenses payable under the Master Lease) attributable to such Acquired Property exceeds the EBITDAR attributable thereto for the 12-month period ending at the end of the most recent fiscal quarter. In order to terminate the Master Lease with respect a certain property, Sears Holdings must make a payment to us of an amount equal to one year of rent (together with taxes and other expenses) with respect to such property. Such termination right, however, will be limited so that it will not have the effect of reducing the fixed rent under the Master Lease will be reduced by more than 20% per annum.

Other Provisions

Sears Holdings will be obligated to continuously operate a Sears Holdings store on each of the Acquired Properties where such stores operate currently, subject to the recapture and termination rights provided above.

The Master Lease will also contain customary provisions contained in master triple net leases governing the leasing of retail properties, including, among others, with respect to maintenance, casualty and condemnation, cross-default with respect to each property in the separate Master Leases, indemnification and assumption of risk of loss, alterations and insurance. The Master Lease will be a separate obligation with respect to each Acquired Property and will not be cross-defaulted with any other Acquired Property. The Master Lease will contain customary provisions for the protection of mortgagees, including a provision requiring the parties to enter into a subordination, nondisturbance and attornment agreement.

Purchase and Sale Agreement

The Purchase and Sale Agreement will arrange for the sale of the Acquired Properties to us.

Subscription and Distribution Agreement

Through the Subscription and Distribution Agreement, Sears Holdings will subscribe for Seritage Growth common shares and distribute such subscription rights to its shareholders. This description of the Subscription and Distribution Agreement does not purport to be complete and is qualified by reference to the Subscription and Distribution Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Services Agreement

Pursuant to the Services Agreement, Sears Holdings will agree to provide certain services to Seritage Growth. This description of the Services Agreement does not purport to be complete and is qualified by reference to the Services Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Private Placement Agreement

We expect that Operating Partnership and each of the participating 10% Stockholders will enter into a purchase and sale agreement pursuant to which each of the 10% Stockholders will agree to exchange its subscription rights that if exercised would result in the 10% Stockholder receiving in excess of     % of the Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe for Operating Partnership units in the Private Placement. Following the closing of the Private Placement, ESL will hold approximately     % of the Operating Partnership units, Fairholme will hold approximately     % of the Operating Partnership Units and Seritage Growth will hold approximately     % of the Operating Partnership units. This description of the Private Placement Agreement does not purport to be complete and is qualified by reference to the Private Placement Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Partnership Agreement of Operating Partnership

Pursuant to the Private Placement, the participating 10% Stockholders will receive Operating Partnership units. The partnership agreement of Operating Partnership provides holders of Operating Partnership units (other than Seritage Growth and entities controlled by it) approval rights over certain change of control transactions involving Seritage Growth or Operating Partnership, sales of all or substantially all of the assets of Operating Partnership, waivers to the excess share provision in the declaration of trust of Seritage Growth, certain modifications to the partnership agreement, withdrawal or succession of Seritage Growth as general partner of Operating Partnership, tax elections and certain other matters. Following the closing of the Private Placement, ESL will hold approximately     % of the Operating Partnership units, Fairholme will hold approximately     % of the Operating Partnership Units and Seritage Growth will hold approximately     % of the Operating Partnership units. See “Description of Partnership Agreement of Operating Partnership.” Therefore, as long as ESL owns a majority of the outstanding Operating Partnership units, its approval will be required in order for the general partner to undertake such actions. In addition, the partnership agreement of Operating Partnership provides holders of Operating Partnership units (other than Seritage Growth and entities controlled by it) the right to cause Operating Partnership to redeem each of their Operating Partnership units for cash equal to the then-current market value of one common share of Seritage Growth, or, at our election, to exchange their Operating Partnership units for common shares of Seritage Growth on a one-for-one basis. See “Description of Partnership Agreement of Operating Partnership.”

Aggregate Consideration to Sears Holdings

As payment for the Acquired Properties, Sears Holdings will receive aggregate consideration of approximately $            .

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies may be amended or revised from time to time at the discretion of the Seritage Growth Board of Trustees without a vote of Seritage Growth shareholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We currently intend to invest primarily in retail properties. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. Seritage Growth intends to engage in such future investment activities in a manner that is consistent with the maintenance of its status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be in acquired properties incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to Seritage Growth common shares. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investments in Real Estate Mortgages

While our current portfolio consists of, and our business objectives primarily emphasize, equity investments in retail real estate, we may, at the discretion of the Seritage Growth Board of Trustees, invest in mortgages and other types of real estate interests consistent with Seritage Growth’s qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Development and Dispositions of Properties

From time to time, we may engage in strategic development opportunities. These opportunities may involve redeveloping, replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

We do not currently intend to dispose of any of our properties, although we may do so in the future if, based upon management’s periodic review of our portfolio, real estate market conditions and other factors, the Seritage Growth Board of Trustees determines that such action would be in the best interests of our company.

Investments in Other Securities

We may in the future invest in additional securities, including common stock, preferred stock and bonds, although we do not currently intend to make any such investments, except for investments in cash equivalents in the ordinary course of business. Future investment activities in additional securities will not be limited to a specified percentage of our assets or to specified types of securities or industry groups.

Financing and Leverage Policies

We intend, when we determine appropriate from time to time, to employ leverage and to use indebtedness as a means to provide additional funds to distribute to shareholders, to acquire properties, to redevelop properties and fund other expenditures, to refinance existing indebtedness or for corporate purposes. Seritage Growth’s declaration of trust and bylaws do not limit the amount or percentage of indebtedness that Seritage Growth may incur, nor has Seritage Growth adopted any policies addressing this. We expect, however, to be subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness. The Seritage Growth Board of Trustees may limit our debt incurrence to be more restrictive than its debt covenants allow and from time to time may modify these limits in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of Seritage Growth common shares, growth and acquisition opportunities and other factors. If these limits are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to Seritage Growth shareholders.

To the extent that we determine that it is necessary or appropriate to raise additional capital, we may, without shareholder approval, borrow from financial institutions or other third parties, issue debt or equity securities, including securities senior to Seritage Growth common shares, retain earnings (subject to REIT distribution requirements for U.S. federal income tax purposes), assume indebtedness, obtain mortgage financing on our owned properties, engage in a joint venture or employ a combination of these methods. The Seritage Growth Board of Trustees has the authority, without further shareholder approval, to amend Seritage Growth’s declaration of trust to increase the number of authorized common shares or preferred shares of beneficial interest and to authorize Seritage Growth to issue additional common shares or preferred shares of beneficial interest, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate, subject to applicable laws and regulations. In addition, we may offer Operating Partnership units that are redeemable for cash or Seritage Growth common shares. Except in connection with the Transaction or employment arrangements, we have not issued Seritage Growth common shares, Operating Partnership units or any other securities in exchange for property or any other purpose.

We may, to the extent we determine that it is necessary or appropriate, adopt a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our borrowings. If adopted, this policy will govern our use of derivatives to manage the interest rates on our variable rate borrowings. We expect our policy to state that we will not use derivatives for speculative or trading purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors. See “Risk Factors—Risks Related to Our Business and Operations—We may have future capital needs and may not be able to obtain additional financing on acceptable terms.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Conflict of Interest Policies

In connection with this offering, we will adopt certain policies that are designed to eliminate or minimize certain potential conflicts of interest. Upon completion of this offering, the Seritage Growth Board of Trustees will establish a code of business conduct and ethics that is designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between our employees, officers and trustees and our company. However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Pursuant to the Seritage Growth declaration of trust, a contract or other transaction between us and any of our trustees or between us and any other corporation or other entity in which any of our trustees is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such trustee at the meeting of the board or committee at which the contract or transaction is authorized, approved or ratified or the counting of the trustee’s vote in favor thereof; provided that:

•	the fact of the common directorship or interest is disclosed or known to the Seritage Growth Board of Trustees (or a committee of the Board of Trustees), and the Board of Trustees (or such committee) authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested trustees, even if the disinterested trustees constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to Seritage Growth shareholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested trustee or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Policies with Respect to Other Activities

We have not made any loans to third parties and do not intend to engage in significant lending activities, although do not have a policy limiting our ability to make loans to third parties and we may do so in the future, including, without limitation, offering purchase money financing in connection with the sale of properties and making loans to, or guaranteeing indebtedness of, joint ventures in which we participate. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. The Seritage Growth Board of Trustees does not currently intend to cause us to repurchase any Seritage Growth common shares, although it has the power to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code or the Treasury regulations, the Seritage Growth Board of Trustees determines that it is no longer in our best interests to qualify as a REIT.

Reporting Policies

We intend to make available to Seritage Growth shareholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC. For so long as we are an “emerging growth company” under the JOBS Act and while we remain a non-accelerated filer, however, we may take advantage of provisions that, among other things, reduce certain reporting requirements as compared to other public companies.

PRINCIPAL SHAREHOLDERS

Prior to the rights offering, we had no outstanding common shares.

The following table sets forth the beneficial ownership of Seritage Growth common shares as it would be after the completion of the private placement and the rights offering, assuming that the subscription rights are exercised in full by all stockholders of Sears Holdings as of the record date, calculated as of December 17, 2014, by:

•	each person who we know beneficially owns more than 5% of Sears Holdings common stock;

•	each of our trustees;

•	each of our named executive officers; and

•	all trustees and executive officers as a group.

Unless otherwise indicated, the address for each beneficial owner who is also a trustee or executive officer is c/o Seritage Growth, 3333 Beverly Road, Hoffman Estates, Illinois 60179. See “Management” for a discussion regarding our trustees and executive officers.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As indicated below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options held by that person that are currently exercisable within 60 days of the determination date are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the shareholders named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of All Shares(1)
Beneficial owners of 5% or more of Seritage Growth common shares:

ESL Investments, Inc. and related entities(2)		(3)	53.2%
1170 Kane Concourse
Bay Harbour, Florida 33154
Fairholme Capital Management, L.L.C. and related entities(4)		(5)	24.0%
4400 Biscayne Boulevard, 9th Floor
Miami, Florida 33137
Baker Street Capital Management, LLC(6)		(7)	7.8%
12400 Wilshire Boulevard, Suite 940
Los Angeles, California 90025
Force Capital Management, LLC(8)		(9)	5.6%
767 Fifth Avenue, 12th Floor
New York, NY 10153

Trustees, proposed trustees and executive officers:
Robert A. Riecker			*
Jeffrey Stollenwerck			*
All directors, proposed directors and executive officers as a group (2 persons)			*

*	Less than one percent
(1)	Based on 106,507,702 shares of Sears Holdings common stock outstanding as of November 28, 2014.
(2)

Based on the Schedule 13D/A filed by the following persons reporting their ownership in Sears Holdings as of November 18, 2014. The persons (“ESL Entities”) consist of ESL Investments, Inc., a Delaware corporation (“Investments”); Edward S. Lampert; ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”); CRK Partners, L.L.C., a Delaware limited liability company (“CRK LLC”);

ESL Partners, L.P., a Delaware limited partnership (“Partners”); SPE I Partners, LP, a Delaware limited partnership (“SPE Partners”); SPE Master I, LP, a Delaware limited partnership (“SPE Master”); RBS Partners, L.P., a Delaware limited partnership (“RBS”); and RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”). Mr. Lampert is the sole stockholder, Chief Executive Officer and director of Investments. Investments is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. RBS is the general partner of Partners, SPE Partners and SPE Master. RBSIM is the general partner of Institutional.
(3)	Investments has sole voting power and sole dispositive power as to 31,268,742 shares of Sears Holdings and shared dispositive power as to 30,939,709 shares of Sears Holdings; Edward S. Lampert has sole voting power as to 62,208,451 shares of Sears Holdings and sole dispositive power as to 31,268,742 shares of Sears Holdings and shared dispositive power as to 30,939,709 shares of Sears Holdings; CRK LLC has sole voting power and sole dispositive power as to 887 shares of Sears Holdings; RBS has sole voting power and sole dispositive power as to 31,255,514 shares of Sears Holdings and shared dispositive power as to 30,939,709 shares of Sears Holdings; Partners has sole voting power and sole dispositive power as to 26,820,859 shares of Sears Holdings and shared dispositive power as to 30,939,709 shares of Sears Holdings; RBSIM has sole voting power and sole dispositive power as to 12,341 shares of Sears Holdings; Institutional has sole voting power and sole dispositive power as to 12,341 shares of Sears Holdings; SPE Partners has sole voting power and sole dispositive power as to 1,939,872 shares of Sears Holdings; and SPE Master has sole voting power and sole dispositive power as to 2,494,783 shares of Sears Holdings.
(4)	Based on the Schedule 13D/A filed by the following persons reporting their ownership in Sears Holdings as of September 30, 2014. The persons consist of Fairholme Capital Management, L.L.C. (“Fairholme”), Bruce R. Berkowitz and Fairholme Funds, Inc. (“Funds”). Mr. Berkowitz is the Managing Member of Fairholme and the President of Funds.
(5)	Fairholme has shared voting power as to 19,709,073 shares of Sears Holdings and shared dispositive power as to 24,642,473 shares of Sears Holdings; Mr. Berkowitz has sole voting and dispositive power as to 913,000 shares of Sears Holdings and shared voting power as to 19,709,073 shares of Sears Holdings and shared dispositive power as to 24,642,473 shares of Sears Holdings; and Funds has shared voting and dispositive power as to 15,093,573 shares of Sears Holdings.
(6)	Based on the Schedule 13G/A filed by Baker Street Capital L.P., Baskerville SPV, L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC, and Vadim Perelman reporting their ownership as of December 31, 2013.
(7)	The shares (which include 9,000,000 shares of Sears Holdings subject to certain options exercisable within 60 days) are owned directly by Baker Street Capital L.P. (“BSC”). Baker Street Capital GP, LLC is the general partner of BSC. Baker Street Capital Management, LLC (“BSCM”) is the investment manager of BSC. Vadim Perelman is the managing member of each of Baker Street Capital GP, LLC and BSCM. By virtue of these relationships, each of Baker Street Capital GP, LLC, BSCM and Mr. Perelman may be deemed to beneficially own the shares underlying certain options directly by BSC that are exercisable within 60 days. Mr. Perelman has disclosed sole voting power and sole dispositive power as to 9,000,000 shares of Sears Holdings. BSCM has disclosed sole voting power and sole dispositive power to 9,000,000 shares of Sears Holdings. BSC has disclosed sole voting power and sole dispositive power as to 9,000,000 shares of Sears Holdings. Baker Street Capital GP, LLC has disclosed sole voting power and sole dispositive power as to 9,000,000 shares of Sears Holdings.
(8)	Beneficial ownership is based on the Schedule 13G filed by Force Capital Management, LLC reporting its ownership as of December 31, 2013.
(9)	The shares (which includes 5,762,400 shares of Sears Holdings subject to certain options) are owned directly by Force Capital Management, LLC. Force Capital Management, LLC has disclosed sole voting power and sole dispositive power to 6,298,309 shares of Sears Holdings.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

The following summary of the terms of the Seritage Growth does not purport to be complete and is qualified in its entirety by reference to Seritage Growth’s declaration of trust and bylaws. Copies of Seritage Growth’s declaration of trust and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

The Seritage Growth declaration of trust provides that we may issue up to                     common shares of beneficial interest, $0.01 par value per share, and                     preferred shares of beneficial interest, $0.01 par value per share. The declaration of trust authorizes the Seritage Growth Board of Trustees, without shareholder approval, to amend Seritage Growth’s declaration of trust to increase or decrease the aggregate number of common shares that we are authorized to issue or the number of authorized shares of any class or series of shares of beneficial interest. Upon completion of this offering, Seritage Growth common shares and no preferred shares of beneficial interest will be issued and outstanding. Under Maryland law, Seritage Growth shareholders generally are not liable for our debts or obligations solely as a result of their status as shareholders.

Under Maryland law, shareholders are not personally liable for the obligations of a REIT solely as a result of their status as shareholders.

Common Shares

All of the common shares offered by this prospectus will be duly authorized, and, when issued, will be fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of Seritage Growth shares of beneficial interest and to the provisions of Seritage Growth’s declaration of trust relating to the restrictions on ownership and transfer of its shares of beneficial interest, holders of Seritage Growth common shares are entitled to receive distributions when authorized by the Board of Trustees and declared by Seritage Growth out of assets legally available for distribution to shareholders and will be entitled to share ratably in assets legally available for distribution to shareholders in the event of Seritage Growth’s liquidation, dissolution or winding up after payment of or adequate provision for all of its known debts and liabilities.

Subject to the provisions of Seritage Growth’s declaration of trust regarding the restrictions on ownership and transfer of Seritage Growth shares of beneficial interest and except as may be otherwise specified in the terms of any class or series of Seritage Growth shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as may be provided with respect to any other class or series of Seritage Growth shares of beneficial interest, the holders of Seritage Growth common shares will possess the exclusive voting power. The Seritage Growth Board of Trustees will be divided into three classes of trustees, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Trustees will be elected at each annual meeting of shareholders. In addition, Seritage Growth’s bylaws provide that trustees will be elected by a vote 75% of the votes of the Seritage Growth common shares cast in both contested and uncontested elections. In the event that an incumbent trustee does not receive a sufficient percentage of votes cast for election, he or she will continue to serve on the Board of Trustees until a successor is duly elected and qualifies. The classification of trustees and the requirement that trustee nominees receive a vote of 75% of the votes of the Seritage Growth common shares cast to be elected may have the effect of making it more difficult for shareholders to change the composition of the Board of Trustees. Other than with respect to the initial term of the Class I and Class II trustees, each trustee will hold office until the third annual meeting following his or her election and until successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancies on the Board of Trustees may be filled only by the affirmative vote of a majority of the remaining trustees, although less than a quorum. Trustees may be removed only for cause by the affirmative vote of holders of 75% of Seritage Growth common shares entitled to vote generally in the election of trustees.

Holders of Seritage Growth common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of Seritage Growth’s declaration of trust regarding the restrictions on ownership and transfer of its shares of beneficial interest, Seritage Growth common shares will have equal distribution, liquidation and other rights.

Power to Increase or Decrease Authorized Shares, Reclassify Unissued Shares and Issue Additional Common Shares and Preferred Shares of Beneficial Interest

The Seritage Growth declaration of trust authorizes the Board of Trustees, with the approval of a majority of the entire Board of Trustees and without shareholder approval, to amend Seritage Growth’s declaration of trust to increase or decrease the aggregate number of common shares or the number of shares of any class or series of shares of beneficial interest that Seritage Growth is authorized to issue. In addition, the declaration of trust authorizes the Board of Trustees to authorize the issuance from time to time of common shares and preferred shares of beneficial interest.

The Seritage Growth declaration of trust also authorizes the Board of Trustees to classify and reclassify any unissued common shares or preferred shares of beneficial interest into other classes or series of shares of beneficial interest, including one or more classes or series of shares of beneficial interest that have priority over Seritage Growth common shares with respect to voting rights, distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series of shares of beneficial interest, the Board of Trustees is required by Maryland law and by Seritage Growth’s declaration of trust to set, subject to the provisions of Seritage Growth’s declaration of trust regarding the restrictions on ownership and transfer of shares of beneficial interest, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although the Board of Trustees does not currently intend to do so, it could authorize the issuance of common shares or preferred of beneficial interest with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for Seritage Growth common shares or otherwise be in the best interests of Seritage Growth shareholders. No preferred shares of beneficial interest are presently outstanding, and we have no present plans to issue any such preferred shares.

We believe that the power of the Seritage Growth Board of Trustees (i) to approve amendments to the declaration of trust to increase or decrease the number of authorized common shares or the number of authorized shares of any class or series of Seritage Growth shares of beneficial interest, (ii) to authorize us to issue additional authorized but unissued common shares or preferred of beneficial interest and to classify or reclassify unissued common shares or preferred shares of beneficial interest and (iii) thereafter to authorize us to issue such classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for us to qualify to be taxed as a REIT under the Code, Seritage Growth common shares must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding Seritage Growth common shares (after taking into account options to acquire common shares) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

In addition, rent from related party tenants (generally, a tenant of a REIT owned, actually or constructively, 10% or more by (1) the REIT or (2) a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code (the “related party tenant rule”). To qualify to be taxed as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations.”

Seritage Growth’s declaration of trust contains restrictions on the ownership and transfer of Seritage Growth shares of beneficial interest that are intended to assist us in complying with these requirements. The relevant sections of Seritage Growth’s declaration of trust provide that, subject to the exceptions described below, from and after the completion of this offering, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares (the “ownership limit”). We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of Seritage Growth common shares as described below, would beneficially own or constructively own Seritage Growth common shares in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such Seritage Growth common shares as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of beneficial interest owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, Seritage Growth common shares), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively Seritage Growth common shares in excess of the ownership limits. In addition, a person that did not acquire more than 9.8% of the outstanding Seritage Growth common shares may become subject to these restrictions if repurchases by us cause such person’s holdings to exceed 9.8% of the outstanding common shares.

Pursuant to the Seritage Growth declaration of trust, the Board of Trustees, in its sole and absolute discretion, may exempt, prospectively or retroactively, a particular shareholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if the Board of Trustees determines that:

•	no individual’s beneficial or constructive ownership of Seritage Growth shares of beneficial interest will result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

•	such shareholder does not and represents that it will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us, including Operating Partnership) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or the Board of Trustees determines that revenue derived from such tenant will not affect our ability to qualify to be taxed as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such shareholder’s shares being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, the Seritage Growth Board of Trustees may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to the Board of Trustees, in its sole discretion, in order to determine or ensure Seritage Growth’s status as a REIT and such representations and undertakings from the person requesting the exception as the Board of Trustees may require in its sole discretion to make the determinations above. The Board of Trustees may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, the Board of Trustees may from time to time increase or decrease the ownership limit for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding shares of beneficial interest or we would otherwise fail to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of Seritage Growth common shares or Seritage Growth shares of beneficial interest of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of Seritage Growth common shares or Seritage Growth shares of beneficial interest of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of Seritage Growth common shares or shares of beneficial interest of all other classes or series, as applicable, will violate the decreased ownership limit.

Upon the completion of this offering, Seritage Growth’s declaration of trust will further prohibit:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, Seritage Growth common shares that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify to be taxed as a REIT;

•	any person from transferring Seritage Growth common shares if the transfer would result in Seritage Growth common shares being beneficially owned by fewer than 100 persons (determined with reference to the rules of attribution under Section 544 of the Code);

•	any person from constructively owning Seritage Growth common shares to the extent that such constructive ownership would cause any of our income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such; and

•	any person from beneficially owning Seritage Growth common shares to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of Seritage Growth common shares that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of Seritage Growth shares of beneficial interest described above, or who would have owned Seritage Growth common shares transferred to the charitable trust as described below, must immediately give notice to Seritage Growth of such event or, in the case of an attempted or proposed transaction, give Seritage Growth at least 15 days’ prior written notice and provide Seritage Growth with such other information as it may request in order to determine the effect of such transfer on Seritage Growth’s status as a REIT. The foregoing restrictions on ownership and transfer of Seritage Growth shares of beneficial interest will not apply if the Board of Trustees determines that it is no longer in Seritage Growth’s best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of Seritage Growth shares of beneficial interest described above is no longer required in order for us to qualify to be taxed as a REIT.

If any transfer of Seritage Growth common shares would result in Seritage Growth common shares being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of Seritage Growth common shares or any other event would otherwise result in any person violating the ownership limits or any other restriction on ownership and transfer of Seritage Growth common shares described above, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or any other restriction on ownership and transfer of Seritage Growth common shares described above, then Seritage Growth’s declaration of trust provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Seritage Growth common shares held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any Seritage Growth common shares held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the Seritage Growth common shares held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Seritage Growth common shares transferred to the trustee will be deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of the devise or gift), or (ii) the market price on the date we, or our designee, accepts such offer. We may reduce the amount so payable to the prohibited owner by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the Seritage Growth common shares held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of Seritage Growth shares of beneficial interest. After the sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of beneficial interest have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

In addition, if the Seritage Growth Board of Trustees determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of Seritage Growth shares of beneficial interest described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any Seritage Growth common shares in violation of the restrictions on ownership and transfer of Seritage Growth shares of beneficial interest described above, the Board of Trustees may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing us to redeem Seritage Growth common shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer or other event.

Every person or entity who will be a beneficial or constructive owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of Seritage Growth shares of beneficial interest, within 30 days after the end of each taxable year, must give Seritage Growth written notice stating the shareholder’s name and address, the number of shares of each class and series of Seritage Growth shares of beneficial interest that the shareholder beneficially or constructively owns and a description of the manner in which the shares are held. Each such owner must provide to Seritage Growth in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on Seritage Growth’s status as a REIT and to ensure compliance with the applicable ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of Seritage Growth common shares and any person or entity (including the shareholder of record) who is holding Seritage Growth common shares for a beneficial owner or constructive owner must provide to us such information as we may request in good faith in order to determine Seritage Growth’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing Seritage Growth common shares will bear a legend referring to the restrictions on ownership and transfer of Seritage Growth shares of beneficial interest described above.

These restrictions on ownership and transfer of Seritage Growth shares of beneficial interest will take effect upon consummation of this offering and will not apply if the Seritage Growth Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Stock Exchange Listing

We intend to apply to list the Seritage Growth common shares on                     under the symbol “    .”

Transfer Agent and Registrar

The transfer agent and registrar for the Seritage Growth common shares will be                     .

CERTAIN PROVISIONS OF MARYLAND LAW AND OF SERITAGE GROWTH’S DECLARATION OF TRUST AND BYLAWS

The following summary of certain provisions of Maryland law and of Seritage Growth’s declaration of trust and bylaws does not purport to be complete. Copies of Seritage Growth’s declaration of trust and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

The Seritage Growth Board of Trustees

The Board of Trustees of Seritage Growth will initially consist of                     trustees, and the number of trustees thereafter may be fixed only by the majority of the Board of Trustees. Following the completion of this offering, the current Chairman and Chief Executive Officer of Sears Holdings will initially be a member of the Seritage Growth Board of Trustees. The remaining trustees will be independent as determined by stock exchange rules.

In accordance with the terms of Seritage Growth’s declaration of trust, the Board of Trustees is divided into three classes, with the trustees of each class serving until the third annual meeting after their election and until their successors are duly elected and qualify. At each annual meeting of shareholders, upon the expiration of the term of a class of trustees, the successor to each such trustee in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies.

Seritage Growth’s declaration of trust and bylaws provide that the number of our trustees may be established only by the Board of Trustees but may not be fewer than the minimum number required under the MRL, nor, unless Seritage Growth’s bylaws are amended, more than 15.

Election of Trustees; Removals; Vacancies

Seritage Growth’s bylaws provide that trustees will be elected by a vote 75% of the votes of the Seritage Growth common shares cast in both contested and uncontested elections. In the event that an incumbent trustee does not receive a sufficient percentage of votes cast for election, he or she will continue to serve on the Board of Trustees until a successor is duly elected and qualifies.

Seritage Growth’s declaration of trust provides that, subject to the rights, if any, of holders of any class or series of preferred shares of beneficial interest to elect or remove one or more trustees, our trustees may be removed only for cause by the affirmative vote of holders of 75% of Seritage Growth common shares entitled to vote generally in the election of trustees.

We have elected by a provision of Seritage Growth’s declaration of trust to be subject to provisions of Maryland law requiring that, except as otherwise provided in the terms of any class or series of Seritage Growth shares of beneficial interest, vacancies on the Board of Trustees may be filled only by the remaining trustees, even if the remaining trustees do not constitute a quorum, and that any individual elected to fill a vacancy will serve for the remainder of the full term of the trusteeship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Business Combinations

Under certain provisions the MGCL, applicable to Maryland REITs certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland REIT and an interested shareholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the REIT’s outstanding voting shares of beneficial interest or an affiliate or associate of the REIT who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then- outstanding shares of beneficial interest of the REIT) or an affiliate of such an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must generally be recommended by the board of trustees of the REIT and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting shares of beneficial interest of the REIT and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of beneficial interest of the REIT, other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested shareholder, unless, among other conditions, the REIT’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. A REIT’s board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of trustees.

Pursuant to the statute, the Seritage Growth Board of Trustees has by resolution exempted business combinations (i) between Seritage Growth and Sears Holdings or its affiliates, (ii) between us and the 10% Stockholders or their affiliates and (iii) between us and any other person, provided that in the latter case the business combination is first approved by the Seritage Growth Board of Trustees (including a majority of our trustees who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and Sears Holdings or its affiliates or the 10% Stockholders or their affiliates or to a business combination between us and any other person, in the latter case, if the Board of Trustees has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of Seritage Growth shareholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that the Seritage Growth Board of Trustees will not amend or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides with regards to Maryland REITs that holders of “control shares” of a Maryland REIT acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the REIT or an employee of the REIT who is also a trustee of the REIT are excluded from shares entitled to vote on the matter.

“Control shares” are voting shares of beneficial interest that, if aggregated with all other such shares owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the REIT. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the REIT may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the REIT may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or if a meeting of shareholders was held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or statutory share exchange if the REIT is a party to the transaction or acquisitions approved or exempted by the declaration of trust or bylaws of the REIT.

Seritage Growth’s bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of Seritage Growth common shares. This provision may be amended or eliminated at any time in the future by the Seritage Growth Board of Trustees.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland REIT with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of five provisions of the MGCL that provide, respectively, for:

•	a classified board of trustees;

•	a two-thirds vote requirement for removing a trustee;

•	a requirement that the number of trustees be fixed only by vote of the board of trustees;

•	a requirement that a vacancy on the board of trustees be filled only by the remaining trustees in office and for the remainder of the full term of the class of trustees in which the vacancy occurred; and

•	a majority requirement for the calling of a shareholder-requested special meeting of shareholders.

Seritage Growth’s declaration of trust provides that, effective at such time as we are able to make a Subtitle 8 election, vacancies on the Board of Trustees may be filled only by the remaining trustees and that trustees elected by the board of trustees to fill vacancies will serve for the remainder of the full term of the class of trustees in which the vacancy occurred. Through provisions in the declaration of trust and bylaws unrelated to Subtitle 8, we will (i) have a classified board of trustees, (ii) vest in the board of trustees the exclusive power to fix the number of trusteeships and (iii) require, unless called by our chairman, our chief executive officer or the Seritage Growth Board of Trustees, the written request of shareholders entitled to case not less than a majority of all of the votes entitled to be case at such a meeting to call a special meeting. Under the declaration of trust, trustees may be removed only for cause by the affirmative vote of the holders of 75% of Seritage Growth common shares entitled to vote generally in the election of trustees.

Special Meetings of Shareholders

Pursuant to Seritage Growth’s bylaws, the chairman, the chief executive officer, the president or the Board of Trustees may call a special meeting of Seritage Growth shareholders. Subject to the provisions of Seritage Growth’s bylaws, a special meeting of Seritage Growth shareholders to act on any matter that may properly be considered by Seritage Growth shareholders will also be called by our secretary upon the request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter accompanied by the information required by Seritage Growth’s bylaws. Our secretary will inform the requesting shareholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting shareholder must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Shareholder Actions by Written Consent

Under the Seritage Growth declaration of trust and bylaws, shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous written consent in lieu of a meeting.

Approval of Extraordinary REIT Action; Amendment of Declaration of Trust and Bylaws

Under Maryland law, a Maryland REIT generally cannot dissolve, amend its declaration of trust, merge, convert, sell all or substantially all of its assets or engage in a statutory share exchange, unless advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be case on the matter, unless the REIT provides in its declaration of trust for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be case on the matter. The Seritage Growth declaration of trust does not provide for a lesser percentage.

Seritage Growth’s declaration of trust and bylaws provide that the Board of Trustees will have the exclusive power to make, alter, amend or repeal any provision of Seritage Growth’s bylaws.

Advance Notice of Trustee Nominations and New Business

Seritage Growth’s bylaws provide that nominations of individuals for election as trustees and proposals of business to be considered by shareholders at any annual meeting may be made only (1) pursuant to notice of the meeting, (2) by or at the direction of the Board of Trustees or (3) by any shareholder who was a shareholder of record at the time of giving the notice required by Seritage Growth’s bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of Seritage Growth’s bylaws. Shareholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of Seritage Growth shareholders. Nominations of individuals for election as trustees at a special meeting of shareholders may be made only (1) by or at the direction of the Board of Trustees or (2) if the special meeting has been called in accordance with Seritage Growth’s bylaws for the purpose of electing trustees, by a shareholder who is a shareholder of record both at the time of giving the notice required by Seritage Growth’s bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of Seritage Growth’s bylaws. Shareholders generally must provide notice to Seritage Growth’s secretary not earlier than the 120th day before such special meeting and or later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of Seritage Growth’s Board of Trustees to be elected at the meeting.

A shareholder’s notice must contain certain information specified by Seritage Growth’s bylaws about the shareholder, its affiliates and any proposed business or nominee for election as a trustee, including information about the economic interest of the shareholder, its affiliates and any proposed nominee in Seritage Growth.

Corporate Opportunities

Upon completion of this offering, Seritage Growth’s declaration of trust will address the treatment of certain potential transactions or matters which may be a corporate opportunity for Sears Holdings and the 10% Stockholders and us.

Forum Selection Clause

Seritage Growth’s bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our trustees, officers or other employees to use or to Seritage Growth shareholders, (c) any action asserting a claim against us or any of our trustees, officers or other employees arising pursuant to any provision of the MRL or Seritage Growth’s declaration of trust or bylaws or (d) any action asserting a claim against us or any of our trustees, officers or other employees that is governed by the internal affairs doctrine.

REIT Qualification

The Seritage Growth declaration of trust provides that the Board of Trustees may authorize the company to revoke or otherwise terminate its REIT election, without approval of Seritage Growth shareholders, if it determines that it is no longer in Seritage Growth’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

Indemnification and Limitation of Trustees’ and Officers’ Liability

Maryland law permits a Maryland REIT to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the REIT and its shareholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Seritage Growth’s declaration of trust contains a provision that eliminates the liability of our trustees and officers to the maximum extent permitted by Maryland law.

The MRL permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL requires a Maryland corporation (unless its charter provides otherwise), to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Seritage Growth’s declaration of trust authorizes it to obligate itself, and Seritage Growth’s bylaws obligate it, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a trustee or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Seritage Growth’s declaration of trust and bylaws also permit it to indemnify and advance expenses to any person who served a predecessor of Seritage Growth in any of the capacities described above and to any employee or agent of Seritage Growth or a predecessor of Seritage Growth.

Effective upon completion of this offering, we will enter into indemnification agreements with each of our trustees and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. See “Management—Indemnification and Limitation of Trustees’ and Officers’ Liability.”

Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP

The following summary of the terms of the partnership agreement of Operating Partnership does not purport to be complete and is qualified in its entirety by reference to the partnership agreement. A copy of the partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference herein. See “Where You Can Find More Information.”

Management of Operating Partnership

Operating Partnership is a Delaware limited partnership that was formed on                     , 20    . Seritage Growth is the sole general partner of Operating Partnership, and we intend to conduct substantially all of our business in or through Operating Partnership. In connection with this offering, we will enter into the partnership agreement of Operating Partnership. The provisions of the partnership agreement described below and elsewhere in this prospectus will be in effect after the completion of this offering.

As the sole general partner of Operating Partnership, we will exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause Operating Partnership to enter into major transactions, including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The limited partners of Operating Partnership, which, following the completion of the Private Placement and this offering, will include ESL and Fairholme, may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. Seritage Growth may not be removed as general partner by the limited partners. The partnership agreement restricts the ability of each of Seritage Growth and Operating Partnership to engage in certain change of control transactions as more fully described below.

Transferability of Interests

Seritage Growth, as general partner of Operating Partnership, may not voluntarily withdraw from Operating Partnership or transfer or assign all or any portion of its interest in Operating Partnership (other than a transfer to a wholly owned subsidiary of Seritage Growth) without the consent of partners (other than Seritage Growth and entities controlled by it) holding a majority of all the outstanding Operating Partnership units held by all partners (other than Seritage Growth and entities controlled by it) entitled to vote on or consent to the matter. A limited partner may not sell, assign, encumber or otherwise dispose of its Operating Partnership units without the general partner’s consent during the 12-month period following such limited partner’s acquisition of such Operating Partnership units, other than to family members or trusts for their exclusive benefit, to a charity or trust for the benefit of a charity, to entities that are controlled by the limited partner, its family members or affiliates, or to a lending institution that is not an affiliate of the limited partner as collateral for a bona fide loan, subject to certain limitations. In addition, all transfers must be made only to “accredited investors” as defined under Rule 501 of the Securities Act and are subject to other limitations and conditions set forth in the partnership agreement. Limited partners may also pledge their interests in Operating Partnership to one or more banks or lending institutions (which are not affiliates of the pledging limited partner). The transfer of such Operating Partnership units pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the partnership agreement of Operating Partnership.

Amendments to the Partnership Agreement

Amendments to the partnership agreement of Operating Partnership may be proposed by the general partner or limited partners holding a majority of the Operating Partnership units then held by limited partners. All amendments to the partnership agreement require the approval of Seritage Growth, as general partner, and generally partners holding a majority of the Operating Partnership units then held by partners (including Seritage Growth and entities controlled by it) entitled to vote on or consent to such matter. However, Seritage Growth, as general partner, will have the power to unilaterally make certain amendments to the partnership agreement of Operating Partnership without obtaining the approval of any other partners as may be required to:

•	add to its obligations as general partner or surrender any right or power granted to it as general partner for the benefit of the limited partners;

•	reflect the admission, substitution or withdrawal of partners or termination of Operating Partnership in accordance with the terms of, and subject to the exceptions set forth in, the partnership agreement;

•	reflect a change of an inconsequential nature or that does not adversely affect the limited partners in any respect;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	reflect changes that are reasonably necessary for Seritage Growth to maintain its status as a REIT or to satisfy REIT requirements;

•	reflect the issuance of additional Operating Partnership units in accordance with the terms of, and subject to the exceptions set forth in, the partnership agreement;

•	make certain modifications to the manner in which capital accounts are adjusted, computed or maintained, or net income or net loss are allocated;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional class or series of partnership interest permitted to be issued under the partnership agreement; or

•	modify, if Operating Partnership is the surviving partnership in an approved change of control transaction, certain provisions of the partnership agreement to provide the holders of interests in such surviving partnership rights that are consistent with the partnership agreement.

Subject to certain exceptions, amendments that would, among other things, convert a limited partner into a general partner (except in connection with a permitted transfer of the general partner’s interest), modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights of limited partners and qualifying assignees (or amend these restrictions) must be approved by each limited partner that would be adversely affected by such amendment, unless the amendment or action affects all partners holding the same class or series of Operating Partnership units on a uniform or pro rata basis and is approved by a majority of the partners of such class or series.

Restrictions on General Partner’s Authority; Change of Control Transactions

Seritage Growth, as general partner, may not take any action in contravention of an express prohibition or limitation contained in the partnership agreement of Operating Partnership, including:

•	any action that would make it impossible to carry on the ordinary business of Operating Partnership, except as otherwise provided in the partnership agreement;

•	admitting any person as a partner, except as otherwise provided in the partnership agreement;

•	performing any act that would subject a limited partner to liability not contemplated in the partnership agreement or under the Maryland Revised Uniform Limited Partnership Act; or

•	entering into any contract, mortgage loan or other agreement that expressly prohibits or restricts Seritage Growth or Operating Partnership from performing their respective specific obligations in connection with a redemption of Operating Partnership units as described below or expressly prohibits or restricts the ability of a limited partner to exercise its redemption rights in full without the written consent of such limited partner.

In addition, pursuant to the partnership agreement of Operating Partnership, without the consent of partners (other than Seritage Growth and entities controlled by it) holding a majority of all the outstanding Operating Partnership units held by all partners (other than Seritage Growth and entities controlled by it) entitled to vote on or consent to the matter, neither Seritage Growth nor Operating Partnership may engage in, or cause or permit:

•	an amendment, modification or termination of the partnership agreement, except as explicitly permitted therein;

•	a transfer of any portion of Seritage Growth’s partnership interest or admission into the partnership of any additional or successor general partner (other than to us or one of Seritage Growth’s wholly owned subsidiaries);

•	a voluntarily withdrawal of Seritage Growth as general partner except in connection with a permitted transfer of its entire interest to an entity that will become the new general partner;

•	a general assignment for the benefit of creditors, appointment or acquiescence in the appointment of a custodian, receiver or trustee for all or any part of the assets of Operating Partnership;

•	the commencement of any proceeding for bankruptcy by Operating Partnership;

•	a sale, lease, exchange or other transfer of all or substantially all of the assets of Seritage Growth or Operating Partnership, whether in a single transaction or a series of related transactions;

•	any direct or indirect transfer of all or any portion of Seritage Growth’s interest in Operating Partnership in connection with, or any other occurrence of:

•	a merger, consolidation, conversion or other combination or extraordinary transaction involving Seritage Growth or Operating Partnership;

•	a reclassification, recapitalization or change of the outstanding Seritage Growth common shares (other than a change in par value, or from par value to no par value, or as a result of a share split, share dividend or similar subdivision);

•	a “change of control” of Seritage Growth, which will be deemed to occur if (1) any person becomes the beneficial owner of 30% or more of Seritage Growth’s voting securities, (2) Seritage Growth is a party to a merger, consolidation, share exchange, reorganization, sale of assets or other similar extraordinary transaction, or a proxy contest, as a consequence of which proxy contest members of the Seritage Growth Board of Trustees in office immediately prior to such transaction or event constitute less than a majority of the Board of Trustees thereafter, or (3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Seritage Growth Board of Trustees (including for this purpose any new trustee whose election or nomination for election by Seritage Growth’s shareholders was approved by a vote of at least two-thirds of the trustees then still in office who were trustees at the beginning of such period) cease for any reason to constitute at least a majority of the Seritage Growth Board of Trustees; or

•	a waiver of the prohibitions on any person actually or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares;

•	the adoption of any plan of liquidation or dissolution of Seritage Growth; or

•	any other direct or indirect transfer of all or any portion of Seritage Growth’s partnership interest in Operating Partnership, other than certain permitted transfers to affiliated entities.

Distributions to Holders of Operating Partnership Units

The partnership agreement of Operating Partnership provides that holders of Operating Partnership units are generally entitled to receive distributions on a pro rata basis in accordance with their respective Operating Partnership units (subject to the rights of the holders of any class of preferred partnership interests that may be authorized and issued after this offering).

Redemption/Exchange Rights

A limited partner or an assignee will have the right, commencing on or after the date which is 12 months after its acquisition of Operating Partnership units, to require Operating Partnership to redeem part or all of its units for cash based upon the fair market value of an equivalent number of Seritage Growth common shares at the time of the redemption, determined in accordance with and subject to adjustment as provided in the partnership agreement of Operating Partnership. Alternatively, Seritage Growth may elect to acquire those Operating Partnership units in exchange for Seritage Growth common shares on a one-for-one basis, subject to adjustment in the event of share splits, share dividends, distributions of warrants or share rights, specified extraordinary distributions and similar events. Any redemption or exchange would increase Seritage Growth’s percentage ownership interest in Operating Partnership.

Issuance of Units, Shares or Other Securities

Seritage Growth, as general partner of Operating Partnership, has the power to cause the issuance of additional Operating Partnership units in one or more classes or series, subject to certain exceptions and limitations in the partnership agreement. These additional units interests may include preferred partnership units.

Capital Contributions

The partnership agreement of Operating Partnership provides that Seritage Growth, as general partner, may authorize the issuance of additional partnership interests in exchange for such capital contributions, if any, as the general partner may approve, subject to certain exceptions and limitations in the partnership agreement. Under the partnership agreement, Seritage Growth is generally obligated to contribute the net proceeds received from any offering of Seritage Growth common shares as additional capital to Operating partnership in exchange for additional Operating Partnership units. The partnership agreement also provides that Seritage Growth may make additional capital contributions, including contributions of properties, to Operating Partnership in exchange for additional Operating Partnership units, subject to certain exceptions and limitations in the partnership agreement. If Seritage Growth contributes additional capital and receives additional Operating Partnership units in exchange for a capital contribution, Seritage Growth’s percentage interest in Operating Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of Operating Partnership at the time of the contribution. In addition, if Seritage Growth contributes additional capital and receives additional Operating Partnership units for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. ESL and Fairholme will have preemptive rights with respect to the making additional capital contributions or the sale of Operating Partnership units or other partnership interests in order to permit them to maintain their percentage interests in Operating Partnership following the closing of the Private Placement. No other person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to Operating Partnership or the issuance or sale of any Operating Partnership units or other partnership interests.

Subject to certain limitations set forth in the partnership agreement, Operating Partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from Operating Partnership, including the partnership interests that Seritage Growth owns.

Borrowing by the Operating Partnership

Seritage Growth, as general partner, may cause Operating Partnership to borrow money and to issue and guarantee debt as Seritage Growth deems necessary for the conduct of the activities of Operating Partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of Operating Partnership.

Tax Matters

Seritage Growth, as general partner, is the tax matters partner of Operating Partnership and therefore has the authority under the Code to handle tax audits on behalf of Operating Partnership. In addition, Seritage Growth, as general partner, has the authority to arrange for the preparation and filing of Operating Partnership’s tax returns and to make tax elections under the Code on behalf of Operating Partnership.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our Operating Partnership will generally be allocated to the general partner and the limited partners of Operating Partnership in accordance with their respective ownership of Operating Partnership units. However, in some cases, gains or losses may be disproportionately allocated to partners who have contributed property to or guaranteed debt of Operating Partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations.

Operations

Seritage Growth, as general partner, intends to manage Operating Partnership in a manner that will enable Seritage Growth to maintain its qualification as a REIT and to minimize any U.S. federal income tax liability. The partnership agreement of Operating Partnership provides that Operating Partnership will assume and pay when due, or reimburse Seritage Growth for payment of, all costs and expenses relating to the operations of or for the benefit of Operating Partnership.

Term

Operating Partnership will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement of Operating Partnership provides for indemnification of Seritage Growth, our trustees, officers and employees, employees of our Operating Partnership and any other persons whom the general partner may designate from and against any and all claims arising from or that relate to the operations of Operating Partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise unless:

•	it is established that the act or omission of the indemnitee constituted fraud, intentional harm or gross negligence on the part of the indemnitee;

•	the claim is brought by the indemnitee (other than to enforce the indemnitee’s rights to indemnification or advance of expenses); or

•	the indemnitee is found to be liable to Operating Partnership, and then only with respect to each such claim.

Partners of Operating Partnership, including Seritage Growth, as general partner, are not liable to Operating Partnership or its partners except for willful misconduct or recklessness, and no trustee, officer or agent of the general partner, and none of Seritage Growth’s trustees, officers or agents have any duties directly to Operating Partnership or its partners, and will not be liable to Operating Partnership or its partners for money damages by reason of their service as such.

THE RIGHTS OFFERING

The Subscription Rights

Sears Holdings is distributing to the record holders of its common stock as of the record date, transferable subscription rights to purchase Seritage Growth common shares at a price of $         per share. Each holder of record of Sears Holdings common stock will receive one subscription right for each share of common stock owned by that holder as of 5:00 p.m., New York City time, on                     , 2015, the record date, except that holders of Sears Holdings’ restricted stock that is unvested as of the record date will receive cash awards in lieu of subscription rights. Each subscription right will entitle the holder to purchase             Seritage Growth common shares. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege. The subscription rights entitle the holders of subscription rights to purchase an aggregate of             shares for an aggregate purchase price of $            .

Sears Holdings may withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If Sears Holdings cancels the rights offering, it will issue a press release notifying stockholders of the cancellation, and the subscription agent will return all subscription payments to the subscribers, without interest or penalty, as soon as practicable.

This discussion of the rights offering does not include a discussion of the Private Placement transaction (which is discussed in more detail in “Certain Relationships and Related Transactions—Private Placement Agreement”).

Basic Subscription Right. With your basic subscription right, you may purchase              Seritage Growth common shares per subscription right, subject to delivery of the required documents and payment of the subscription price of $         per whole share, before the rights offering expires. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege.

The number of shares issuable upon the exercise of the basic subscription right will be rounded down to the nearest whole share.

For example, if you owned 1,000 shares of Sears Holdings common stock on the record date, you would have received 1,000 subscription rights and would have the right to purchase             Seritage Growth common shares (    rounded down to the nearest whole share) for $         per whole share.

Sears Holdings will credit your account or the account of your nominee record holder with Seritage Growth common shares that you purchased with the basic subscription right as soon as practicable after the rights offering has expired.

All Seritage Growth common shares purchased pursuant to the exercise of the subscription rights will be issued by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued.

Restrictions on Ownership. To assist us in complying with the limitations on the concentration of ownership of REIT shares imposed by the Code, among other purposes, Seritage Growth’s declaration of trust provides for restrictions on ownership and transfer of Seritage Growth shares of beneficial interest, including, subject to certain exceptions, prohibitions on any person actually or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of any class or series of Seritage Growth shares of beneficial interest, including the common shares. A person that did not acquire more than 9.8% of the outstanding Seritage Growth common shares, including pursuant to the rights offering, may become subject to Seritage Growth’s declaration of trust restrictions if repurchases by Seritage Growth cause such person’s holdings to exceed 9.8% of the outstanding common shares.

Over-subscription Privilege. If you purchase all Seritage Growth common shares available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any Seritage Growth common shares that other holders of subscription rights do not purchase through the exercise of their basic subscription rights, subject to the 9.8% limitation in Seritage Growth’s declaration of trust. Only holders who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights by them prior to such exercise, may participate in the over-subscription privilege. The 10% Stockholders may participate in the over-subscription privilege; however, in light of the restrictions on ownership in Seritage Growth’s declaration of trust and bylaws designed to help Seritage Growth maintain its qualification as a REIT, the 10% Stockholders will exchange their subscription rights that if exercised would result in them receiving in excess of 9.8% of the outstanding Seritage Growth common shares (as calculated for certain federal income tax purposes) for the right to subscribe for Operating Partnership units in the Private Placement. Shares with respect to the rights exchanged in the Private Placement will not be sold in this offering and will not be available as part of the over-subscription process.

If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your Sears Holdings shares are held in the name of a nominee, how many additional Seritage Growth common shares you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below.

Minimum Subscription Condition. There is an overall minimum subscription of              shares ($        ) required to complete the rights offering, which the Sears Holdings board of directors, at its sole discretion, may waive.

Seritage Growth common shares will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights at a ratio of of a common share per exercised subscription right.

•	Second, any remaining shares that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

•	Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

•	For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining shares available. (Example A)

•	Third, if the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of common shares than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•	For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional shares pursuant to the over-subscription privilege, Stockholder A’s allocation would be reduced to 40 shares. (Example B)

•	Fourth, any common shares that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Seritage Growth common shares have been allocated or all over-subscription requests have been satisfied in full.

However, in no circumstance will any holder be allocated common shares pursuant to the over-subscription privilege to the extent such allocation would result in such holder beneficially owning 9.8% or more of the outstanding Seritage Growth common shares (as calculated for certain federal income tax purposes), nor will any holder, other than the 10% Stockholders, participate in the Private Placement. See “Certain Relationships and Related Transactions—Private Placement Agreement.”

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed Seritage Growth common shares before the rights offering expires, if you wish to maximize the number of Seritage Growth common shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional shares you desire to purchase pursuant to your over-subscription request). Any excess subscription payments received by the subscription agent, including payments for additional shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you, will be returned, without interest or penalty, promptly following the expiration of the rights offering.

The number of shares issuable upon the exercise of the over-subscription privilege will be rounded down to the nearest whole share. Computershare Trust Company, N.A., our subscription agent for the rights offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

We can provide no assurances that you will actually be entitled to purchase the number of Seritage Growth common shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. Sears Holdings will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all holders of rights exercise their basic subscription rights in full.

Reasons for the Transaction

Sears Holdings believes that the Transaction would provide, among other things, financial and operational benefits to both PropCo and Sears Holdings, including but not limited to the following expected benefits:

•	Additional Liquidity and Financial Flexibility. The Transaction is intended to monetize a portion of Sears Holdings’ real estate assets in a manner that provides current value to Sears Holdings while allowing Sears Holdings to continue to operate in its existing store locations and creating significant flexibility and potential upside for both us and Sears Holdings. Specifically, the Transaction will allow Sears Holdings the ability to rationalize certain of its real estate holdings in a deliberate and considered manner, immediately gain increased liquidity, and subsequently rationalize a portion of its rental costs to the extent its stores become unprofitable below certain levels.

•

Additional Strategic Opportunities for PropCo. PropCo, through Operating Partnership, will immediately have an income stream from an existing tenant, with enhanced flexibility as a lessor due to the ability to recapture substantial amounts of space from Sears Holdings and diversify its tenant mix by leasing recaptured space to other tenants. As a REIT, Seritage Growth will generally not pay income taxes on income that is distributed to shareholders, and will be required to distribute at least 90% of its REIT taxable income to shareholders. Sears Holdings expects the Transaction to facilitate strategic expansion opportunities for PropCo by providing PropCo the ability to pursue transactions with other operators that would not pursue transactions with Sears Holdings as a current competitor and to diversify into different businesses.

•	Business-Appropriate Capital Structure. The Transaction will create an independent equity structure that will afford PropCo direct access to capital markets and facilitate its ability to effect future real estate acquisitions utilizing Seritage Growth common shares and Operating Partnership units.

•	Focused Management. The Transaction will allow management of each of Sears Holdings and Seritage Growth to devote time and attention to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of the respective companies, and to design more tailored compensation structures that better reflect these strategies, policies and business characteristics. Separate equity-based compensation arrangements for PropCo should more closely align the interests of management with the interests of shareholders and more directly incentivize the employees of PropCo and attract new talent.

•	Distinct Investment Opportunities. The Transaction will provide investors with two distinct and targeted investment opportunities. Since the subscription rights are being distributed at no charge to Sears Holdings’ existing stockholders, stockholders will have the choice to acquire a stake in PropCo in addition to retaining their existing Sears Holdings stake.

Conditions, Withdrawal and Cancellation

Sears Holdings’ obligation to close the rights offering and to issue the Seritage Growth common shares subscribed for in the rights offering is conditioned on the satisfaction or waiver of the following conditions:

•	the Sears Holdings board of directors (and a special transaction committee thereof) shall have authorized and approved the Transaction and not withdrawn such authorization and approval, and shall have declared the dividend of the subscription rights to Sears Holdings stockholders;

•	each of the agreements to be entered into between Sears Holdings and PropCo governing the Transaction shall have been executed by each party thereto and all the actions required to be performed prior to the closing of the rights offering shall have been completed;

•	the SEC shall have declared effective our registration statement on Form S-11, of which this prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	the overall minimum subscription of shares ($ ) required to complete the rights offering is fulfilled;

•	Seritage Growth common shares and the subscription rights shall have been accepted for listing on or another national securities exchange or quotation system approved by Sears Holdings, subject to official notice of issuance;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Transaction shall be in effect, and no other event outside the control of Sears Holdings shall have occurred or failed to occur that prevents the consummation of the Transaction;

•	the individuals listed as members of the post-Transaction Board of Trustees of Seritage Growth in this prospectus shall have been duly elected and qualified, and such individuals shall be the members of the Board of Trustees immediately after the Transaction;

•	prior to the Transaction, Sears Holdings shall deliver or cause to be delivered to Seritage Growth resignations, effective as of immediately after the Transaction, of each individual who will be an officer or trustee of Seritage Growth after the Transaction and who is an officer or director of Sears Holdings immediately prior to the Transaction; and

•	immediately prior to the Transaction, the Seritage Growth Declaration of trust and bylaws, each in substantially the form filed as an exhibit to the registration statement of which this prospectus forms a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Sears Holdings to close the rights offering.

In addition, Sears Holdings reserves the right to withdraw and cancel the rights offering if, at any time prior to the expiration of the rights offering, the board of directors of Sears Holdings determines, in its sole discretion, that the offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If Sears Holdings cancels the rights offering, it will issue a press release notifying stockholders of the cancellation.

If Sears Holdings cancels the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

If Sears Holdings cancels the rights offering and you have not exercised any rights, the subscription rights will expire, be of no value and cease to be exercisable for Seritage Growth common shares. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights; however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. See “Risk Factors—Risks Related to the Rights Offering—Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.”

Effect of the Rights Offering on Outstanding Common Stock of Sears Holdings

The issuance of Seritage Growth common shares in the rights offering will not affect the number of shares of Sears Holdings common stock you own or your percentage ownership of Sears Holdings. Holders of common stock of Sears Holdings that do not exercise their subscription rights to purchase Seritage Growth common shares will no longer retain an ownership interest in the PropCo assets and liabilities following the completion of this offering, as the common stock of Sears Holdings will no longer reflect the activities, assets or liabilities of PropCo. In addition, the trading price of Sears Holdings common stock immediately following the rights offering may be higher or lower than immediately prior to the rights offering.

Assuming the subscription rights are exercised in full, we expect to receive gross cash proceeds of approximately $             as a result of the sale of Seritage Growth common shares through the rights offering and limited partnership interests of Operating Partnership in the Private Placement. We intend to use the proceeds from this offering and the Private Placement, together with the Financing, to pay the purchase price to Sears Holdings for the Acquired Properties.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you are a registered holder of Sears Holdings common stock, the number of Seritage Growth common shares you may purchase pursuant to your basic subscription right will be indicated on the rights certificate that you receive. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address given below under “—Subscription Agent and Information Agent,” to be received before 5:00 p.m., New York City time, on                     , 2015.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of Sears Holdings common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, the DTC will electronically issue one subscription right to your nominee record holder for every share of Sears Holdings common stock that you own as of the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for Seritage Growth common shares in the rights offering.

Subscription by Purchasers of Subscription Rights. If you purchase subscription rights during the subscription period through a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, your broker, dealer, custodian bank or other nominee must exercise the subscription rights on your behalf. If you wish to exercise your subscription rights and purchase Seritage Growth common shares through the rights offering, you should contact your nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

If you purchase subscription rights during the subscription period directly from a registered holder of Sears Holdings common stock, you should contact the subscription agent as soon as possible regarding the exercise of your subscription rights. Please follow the instructions of the subscription agent in order to properly exercise your subscription rights.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of common shares that you wish to acquire in the rights offering by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below under the heading “Subscription Agent and Information Agent.” Your payment must be delivered to the subscription agent prior to the expiration of the rights offering. Personal checks and wire transfers will not be accepted. Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest or penalty, as soon as practicable.

You should carefully read and strictly follow the instruction letter and any other documents accompanying the rights certificate. Do not send subscription documents, rights certificates or payments directly to us or to Sears Holdings. Sears Holdings will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all subscription documents, rights certificates and payments is borne by the holders of subscription rights, not by the subscription agent, Sears Holdings or us. If sent by mail, we recommend that you send those rights certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent.

If you hold your shares of Sears Holdings common stock in the name of a custodian bank, broker, dealer or other nominee and wish to purchase Seritage Growth common shares, you should contact your nominee as soon as possible regarding the exercise of the subscription rights and the payment for the Seritage Growth common shares.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Missing or Incomplete Subscription Information

If you hold your shares of Sears Holdings common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time,                     , 2015 expiration date that Sears Holdings has established for the rights offering. If you send a payment that is insufficient to purchase the number of common shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date and Extension

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on                     , 2015, which is the expiration of the rights offering. If you do not exercise your subscription rights before that time, your subscription rights will expire and will no longer be exercisable. Sears Holdings will not be required to sell Seritage Growth common shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. Sears Holdings has the option to extend the rights offering, although it does not presently intend to do so. Sears Holdings may extend the rights offering by giving oral or written notice to the subscription agent before the rights offering expires, but in no event will we extend the rights offering beyond                     , 2015. If Sears Holdings elects to extend the rights offering, it will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering.

If you hold your shares of Sears Holdings common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before the 5:00 p.m., New York City time,                     , 2015 expiration date that Sears Holdings has established for the rights offering.

Determination of Subscription Price

In determining the subscription price, the board of directors of Sears Holdings considered, among other things, (1) the desirability of broad participation in the rights offering by Sears Holdings’ stockholders and of the development of a trading market for both the subscription rights and Seritage Growth common shares, (2) the fair market value of the Acquired Properties purchased in the Transaction and (3) Seritage Growth’s liquidity needs and the aggregate amount of proceeds to be paid to Sears Holdings pursuant to the rights offering if the rights offering were fully subscribed.

Subscription Agent and Information Agent

The subscription agent for this offering is Computershare Trust Company, N.A. The address to which rights certificates and payments should be mailed or delivered by hand delivery or overnight courier is provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent. Do not send or deliver these materials to Sears Holdings or to us.

If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, Sears Holdings may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the Seritage Growth common shares or for additional copies of this prospectus to the information agent, Georgeson Inc., by calling             (toll-free) or, if you are a bank, broker or other nominee,                     .

Fees and Expenses

Sears Holdings is not charging any fee or sales commission to issue the subscription rights to you or to issue shares to you if you exercise your rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. We will pay all reasonable fees charged by Computershare Trust Company, N.A., as the subscription agent and Georgeson Inc., as the information agent.

No Fractional Shares

All common shares will be sold at a purchase price of $         per whole share. We will not issue fractional shares. The number of shares issuable upon the exercise of the basic subscription rights and the over-subscription privileges will be rounded down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of Sears Holdings common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of Sears Holdings common stock. If a registered holder of Sears Holdings common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of Sears Holdings common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of Sears Holdings common stock and will receive your subscription rights through a broker, dealer, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. Sears Holdings and PropCo are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., New York City time,                     , 2015 expiration date.

Transferability of Subscription Rights

The subscription rights are transferable during the course of the subscription period. We intend to apply to list the subscription rights for trading on the             under the symbol “                    ” and we currently expect that they will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on                     , 2015, the             business day prior to the expiration date of this rights offering (or, if the offer is extended, on the             business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to exercise them to purchase Seritage Growth common shares. However, the subscription rights are a new issue of securities with no prior trading market, and both the liquidity of the trading market for the subscription rights and their market value are uncertain.

If you are a beneficial owner of shares of Sears Holdings common stock on the record date or will receive your subscription rights through a broker, dealer, custodian bank or other nominee, Sears Holdings will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. If you wish to sell your subscription rights, in addition to any other procedures your broker, custodian bank or other nominee may require, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York City time, on                     , 2015, the             business day prior to the                     , 2015 expiration date of this rights offering.

If you are a registered holder of Sears Holdings common stock as of the record date and receive a rights certificate, you may take your rights certificate to a broker and request to sell the rights represented by the certificate. The broker will instruct you as to what is required to sell your subscription rights.

Validity of Subscriptions

Sears Holdings will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Such determination will be final and binding. Once made, subscriptions and directions are irrevocable, and Sears Holdings will not accept any alternative, conditional or contingent subscriptions or directions. Sears Holdings reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless Sears Holdings waives them in its sole discretion. Neither PropCo, Sears Holdings nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to Sears Holdings’ right to withdraw and cancel the rights offering, only when the subscription agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment. Sears Holdings’ interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares in escrow in a segregated bank account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and cancelled. If the rights offering is cancelled for any reason, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Shareholder Rights

You will have no rights as a holder of the Seritage Growth common shares that you purchase in the rights offering until your account or the account of your nominee is credited with the Seritage Growth common shares purchased in the rights offering.

Foreign Stockholders

We will not mail this prospectus or any rights certificates to holders of Sears Holdings common stock on the record date whose address of record is outside the United States and Canada, or is an Army Post Office (APO) address or Fleet Post Office (FPO) address. Foreign stockholders will be sent written notice of the rights offering by the subscription agent. The subscription agent will hold the rights certificates to which those holders’ subscription rights relate for the account of these stockholders. To exercise their subscription rights, foreign stockholders must send a letter of instruction indicating the number of subscription rights to be exercised, together with payment of the subscription price for each common share subscribed for, to the subscription agent. The subscription agent must receive the letter of instruction, together with payment of the subscription price at or prior to 5:00 p.m., New York City time, on                     , 2015. The stockholder must demonstrate to the

satisfaction of the subscription agent and Sears Holdings, such as by providing a legal opinion from local counsel, that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder. If no instructions are received by the subscription agent prior to 5:00 p.m., New York City time, on                     , 2015, the subscription rights will expire, have no value, and cease to be exercisable for Seritage Growth common shares. See “Risk Factors—Risks Related to the Rights Offering—If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.” The rights offering is not being made in any state or other jurisdiction in which it would be unlawful to do so. We are not selling to, or accepting any offers from, foreign stockholders to purchase subscription rights if such stockholders are a resident of any such state or other jurisdiction.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase Seritage Growth common shares at the subscription price.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For a discussion of the material U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights, see “U.S. Federal Income Tax Considerations.” Stockholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights in light of their particular circumstances.

No Recommendation to Rights Holders

Neither Sears Holdings nor Seritage Growth, nor their respective boards, is making any recommendation regarding the exercise of the subscription rights or the purchase, retention or sale of Sears Holdings common stock or Seritage Growth common shares. Neither Sears Holdings nor PropCo can predict the price at which Seritage Growth common shares will trade after the rights offering. The market price for Seritage Growth common shares may decrease to an amount below the subscription price, and if you purchase common shares at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your investment decision based on your assessment of our business and financial condition, its prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in Seritage Growth common shares.

Listing

The subscription rights are transferable, and Sears Holdings intends to apply to list the subscription rights for trading on the             under the symbol “            ”; however, we cannot assure you that a market for the subscription rights will develop. We intend to apply to list Seritage Growth common shares for trading on the             under the symbol “            .”

Treatment of Common Stock Held in Employee Savings Plans

The Savings Plans offer an employer stock fund through which participants (current and former Sears Holdings employees) may invest in Sears Holdings common stock. The applicable trust of each Savings Plan will, on behalf of each participant, receive one subscription right for each full share of Sears Holdings common stock held in the Sears Holdings stock fund under the applicable Savings Plan as of the record date. Sears

Holdings intends to apply to the U.S. Department of Labor requesting that it grant a prohibited transaction exemption, effective as of the date of the distribution of the subscription rights, with respect to the acquisition, holding and disposition of the subscription rights by the Savings Plans. The prohibited transaction exemption is necessary because the Savings Plans are not permitted to hold an employer-issued security that is not “qualifying” within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and the subscription rights are not “qualifying.” If the exemption is not granted, Sears Holdings may be required to take appropriate remedial action. It is anticipated that an independent fiduciary will be engaged for each Savings Plan to determine whether and/or when to exercise or sell the subscription rights on behalf of the trusts of the Savings Plans, subject to the terms of the prohibited transaction exemption. Proceeds from the exercise or sale of the subscription rights will be credited to the Sears Holdings Stock Fund and reflected in the unit value of that fund, in accordance with the Savings Plans and related trust documents.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for Seritage Growth common shares. Sales of substantial amounts of Seritage Growth common shares in the public market could adversely affect prevailing market prices of Seritage Growth common shares. Some Seritage Growth common shares will not be available for sale for a certain period of time after this offering because they are subject to legal restrictions on resale, some of which are described below. Sales of substantial amounts of common shares in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price of Seritage Growth common shares and our ability to raise equity capital in the future.

Sales of Restricted Securities

Assuming that the subscription rights are exercised in full by all stockholders of Sears Holdings as of the record date, we expect that approximately                 Seritage Growth common shares outstanding immediately following the rights offering will be freely tradable without restriction in the public markets and that approximately                 Seritage Growth common shares which are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. “Restricted securities” as defined in Rule 144 under the Securities Act and other Seritage Growth common shares purchased by our affiliates in the rights offering may be sold in the public market only pursuant to an effective registration statement under the Securities Act or if the sale qualifies for an exemption from registration such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder, which rule is summarized below.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of Seritage Growth common shares purchased in the rights offering that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after completion of this offering; or

•	the average weekly trading volume in Seritage Growth common shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned Seritage Growth common shares that are restricted securities, will be entitled to freely sell such Seritage Growth common shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year Seritage Growth common shares that are restricted securities, will be entitled to freely sell such Seritage Growth common shares under Rule 144 without regard to the current public information requirements of Rule 144.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations of the Rights Offering

The following is a discussion of certain material U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights to Stockholders (as defined below). This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Stockholders in light of their particular circumstances or to Stockholders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Stockholders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Stockholders that hold Sears Holdings common stock or subscription rights as part of a straddle, hedge, conversion or other integrated transaction, Stockholders that do not hold their Sears Holdings common stock or subscription rights as capital assets, Stockholders that would not (upon exercise the subscription rights) hold the Seritage Growth common shares as capital assets, Stockholders that received Sears Holdings common stock in connection with the performance of services, and Stockholders that have a “functional currency” other than the U.S. dollar, and U.S Stockholders that beneficially own 5% or more of Sears Holdings common stock (as calculated by reference to the attribution rules applicable under Section 856(d) of the Code). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. Except as noted below, this discussion assumes that the subscription rights will not be cancelled by Sears Holdings.

As used in this discussion, the term “U.S. Stockholder” means a beneficial owner of Sears Holdings common stock who received subscription rights by reason of holding Sears Holdings common stock and who, for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person. As used in this discussion, the term “Non-U.S. Stockholder” means a beneficial owner of Sears Holdings common stock that received subscription rights by reason of holding Sears Holdings common stock and that, for U.S. federal income tax purposes, is (1) an individual who is neither a citizen nor a resident of the United States, (2) a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States or (4) a trust unless (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (y) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person. “Stockholder” refers to a U.S. Stockholder or a Non-U.S. Stockholder.

The U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights to an entity that is treated as a partnership for U.S. federal income tax purposes will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights.

We believe that the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear. The uncertainty is attributable to a variety of factors, including the limited authorities that address such treatment, the ability of Sears Holdings to withdraw or cancel the rights offering if certain conditions are met, and the possibility that there will not be a market for the subscription rights. The discussion below assumes (as we believe should be the case) that, for U.S. federal income tax purposes, the distribution of the subscription rights is treated as a distribution of rights to acquire Seritage Growth common shares occurring on the distribution date and such rights are property. The discussion below also assumes that if no market develops for the subscription rights, the subscription rights will nevertheless have an ascertainable fair market value for U.S. federal income tax purposes on the date of distribution, but that such value may be nominal. The tax consequences to a Stockholder may differ from the tax consequences discussed below if the IRS or a court ultimately determines otherwise. To the extent that tax reporting is applicable to us or Sears Holdings, we and Sears Holdings each intend to report the tax consequences in accordance with the tax treatment discussed below.

No ruling on the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below.

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE RECEIPT, SALE, EXERCISE, EXPIRATION AND CANCELLATION OF THE SUBSCRIPTION RIGHTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences to U.S. Stockholders

Receipt of Subscription Rights

A U.S. Stockholder that receives a subscription right in respect of a share of Sears Holdings common stock should generally have taxable dividend income equal to the fair market value (if any) of such right on the date of its distribution from Sears Holdings to the extent it is made from Sears Holdings’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds Sears Holdings’ current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of (and will be applied against and reduce, but not below zero) the U.S. Stockholder’s adjusted tax basis in such share of Sears Holdings common stock. Any excess will generally be treated as capital gain realized on the sale or other taxable disposition of shares of Sears Holdings common stock. We anticipate that Sears Holdings’ current and accumulated earnings and profits will exceed the aggregate fair market value (if any) of the subscription rights on the date of their distribution.

The dividend income attributable to the receipt of a subscription right will be includable in a U.S. Stockholder’s gross income on the day actually or constructively received by the U.S. Stockholder. Dividend income received by individual U.S. Stockholders generally should qualify as “qualified dividend income” eligible for reduced rates of taxation, provided that such individual U.S. Stockholder satisfies certain minimum holding period requirements. Dividends received by a corporate U.S. Stockholder will generally be eligible for the dividends received deduction if the U.S. Stockholder meets the holding period and other requirements for the dividends received deduction.

If a U.S. Stockholder does not sell subscription rights to fund any tax required to be paid as a result of the distribution of the subscription rights, such U.S. Stockholder will have to pay any such tax from other sources. If a U.S. Stockholder does sell subscription rights to fund any such tax, the proceeds may, depending on the sale price, be greater or less than the amount of such tax, and the U.S. Stockholder will have to pay any shortfall from other sources.

Sale of Subscription Rights

Upon the sale of the subscription rights received in respect of Seritage Growth common shares, a U.S. Stockholder generally should recognize short-term capital gain or loss equal to the difference between the amount realized on such sale and the U.S. Stockholder’s adjusted tax basis in the subscription rights sold. A U.S. Stockholder’s adjusted tax basis in a subscription right should generally equal its fair market value (if any) on the date of its distribution.

Exercise of Subscription Rights

A U.S. Stockholder should generally not recognize any gain or loss upon the exercise of a subscription right. A U.S. Stockholder’s initial tax basis in each share of Seritage Growth common shares acquired upon the exercise of a subscription right should generally equal the sum of (1) the U.S. Stockholder’s adjusted tax basis in such right and (2) the subscription price paid for such share.

Expiration of Subscription Rights

If a subscription right expires without being exercised by a U.S. Stockholder, the U.S. Stockholder should generally recognize a short-term capital loss in an amount equal to such U.S. Stockholder’s adjusted tax basis (if any) in such right. Capital losses are generally available to offset only capital gain (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. Stockholder) and therefore generally cannot be used to offset any dividend income arising from the receipt of a subscription right or other income.

Cancellation of the Rights Offering

There is no authority that specifically addresses the tax treatment of a U.S. Stockholder that receives, sells or exercises a subscription right if Sears Holdings subsequently cancels the rights offering. Certain authorities suggest that a U.S. Stockholder who receives a subscription right and does not sell or otherwise dispose of such right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings and applicable withholding agents are likely to take the position, for information reporting and backup withholding purposes, that the treatment described above under “Receipt of Subscription Rights” and below under “Information Reporting and Backup Withholding” continue to apply to such a U.S. Stockholder.

If a U.S. Stockholder has taxable dividend income upon the receipt of a subscription right, even though Sears Holdings subsequently cancels the rights offering, the U.S. Stockholder should generally have a short-term capital loss upon the cancellation of the subscription right in an amount equal to such U.S. Stockholder’s adjusted tax basis (if any) in such right.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Stockholders with respect to the distribution of the subscription rights, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by the U.S. Stockholder on a timely basis to the IRS. If backup withholding tax applies to the distribution of the subscription rights to a U.S. Stockholder, the Stockholder’s broker (or other applicable withholding agent) will be required to remit any such backup withholding tax in cash to the IRS. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such backup withholding tax by asking the U.S. Stockholder to provide the funds, by using funds in the U.S. Stockholder’s account with the broker or by selling (on the U.S. Stockholder’s behalf) all or a portion of the subscription rights or by another means (if any) available.

Tax Consequences to Non-U.S. Stockholders

Receipt of Subscription Rights

A Non-U.S. Stockholder that receives a subscription right in respect of a share of Sears Holdings common stock should generally have taxable dividend income equal to the fair market value (if any) of such right on the date of its distribution from Sears Holdings to the extent it is made from Sears Holdings’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds Sears Holdings’ current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of (and will be applied against and reduce, but not below zero) the Non-U.S. Stockholder’s adjusted tax basis in such share of Sears Holdings common stock. Any excess will generally be treated as gain realized on the sale or other taxable disposition of shares of Sears Holdings common stock and will be treated as described below. We anticipate that Sears Holdings’ current and accumulated earnings and profits will exceed the aggregate fair market value (if any) of the subscription rights on the date of their distribution.

A distribution of subscription rights treated as a dividend on Sears Holdings common stock for U.S. federal income tax purposes that is received by or for the account of a Non-U.S. Stockholder generally will be subject to U.S. federal withholding tax at the rate of 30%, or at a lower rate if provided by an applicable tax treaty, unless such dividends are effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the Non-U.S. Stockholder in the United States).

A distribution of subscription rights treated as a dividend for U.S. federal income tax purposes paid to a Non-U.S. Stockholder with respect to such Non-U.S. Stockholder’s shares of Sears Holdings common stock that is effectively connected with such Non-U.S. Stockholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Stockholder in the United States) generally will not be subject to U.S. federal withholding tax, provided that the Non-U.S. Stockholder complies with applicable certification and other requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis and at the graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Stockholder were a U.S. person. A Non-U.S. Stockholder that is a corporation may also be subject to an additional “branch profits tax” at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Subject to the discussion below under “—Information Reporting and Backup Withholding,” and “—Recent Legislation,” a Non-U.S. Stockholder generally should not be subject to U.S. federal income tax or withholding tax on any excess of the fair market value of a subscription right in respect of a share of Sears Holdings common stock over the sum of (1) Sears Holdings’ current and accumulated earnings and profits, and (2) the Non-U.S. Stockholder’s adjusted tax basis in such share of Sears Holdings common stock unless:

•	the gain is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment of the Non-U.S. Stockholder in the United States), in which event such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty); or

•	the Non-U.S. Stockholder is an individual who is present in the United States for 183 days or more in the taxable year of the receipt of the subscription right and certain other conditions are satisfied (except as provided by an applicable tax treaty), in which event such Non-U.S. Stockholder generally will be subject to U.S. federal income tax at a 30% rate, or at a lower rate if provided by an applicable treaty, but which may be offset by U.S. source capital losses, if any, of the Non-U.S. Stockholder.

Sale of Subscription Rights

Subject to the discussion below under “—Information Reporting and Backup Withholding,” and “—Recent Legislation,” a Non-U.S. Stockholder generally should not be subject to U.S. federal income tax or withholding tax on any gain recognized on the sale of the subscription rights unless:

•	such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment of the Non-U.S. Stockholder in the United States), in which event such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty);

•	such Non-U.S. Stockholder is an individual who is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met (except as provided by an applicable treaty), in which event such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such gain at a 30% rate (or a lower rate if provided by an applicable tax treaty), but may offset such gain by such Non-U.S. Stockholder’s U.S. source capital losses, if any; or

•	Seritage Growth is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (1) the five-year period ending on the date of such sale and (2) such Non-U.S. Stockholder’s holding period with respect to the subscription rights, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We expect that 50% or more of our assets will consist of such real property interests. Even if the foregoing 50% test is met, however, Seritage Growth commons shares will not constitute a U.S. real property interest (“USRPI”) (and a sale of subscription rights by a Non-U.S. Stockholder generally will not be subject to U.S. federal income taxation under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period. As described above, Seritage Growth’s declaration of trust contains restrictions designed to protect its status as a “domestically controlled qualified investment entity,” and we believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of subscription rights should not be subject to taxation under FIRPTA. However, no assurance can be given that we will remain a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but Seritage Growth common shares are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a Non-U.S. Stockholder’s sale of subscription rights nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling Non-U.S. Stockholder held 5% or less of our outstanding common shares at any time during a prescribed testing period. We expect that Seritage Growth common shares will be regularly traded on an established securities market.

If gain on the sale of subscription rights were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. Stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the subscription right could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Exercise of Subscription Rights

A Non-U.S. Stockholder generally should not recognize any gain or loss upon the exercise of a subscription right. A Non-U.S. Stockholder’s initial tax basis in each share of Seritage Growth common shares acquired upon exercise of a subscription right generally should equal the sum of (1) the Non-U.S. Stockholder’s adjusted tax basis in such right and (2) the subscription price paid for such share. A Non-U.S. Stockholder’s adjusted tax basis in a subscription right should generally equal its fair market value (if any) on the date of its distribution.

Expiration of Subscription Rights

If a subscription right expires without being exercised by a Non-U.S. Stockholder, the Non-U.S. Stockholder should generally recognize a short-term capital loss in an amount equal to such Non-U.S. Stockholder’s adjusted tax basis (if any) in such right. A Non-U.S. Stockholder generally cannot deduct capital losses, except to the extent effectively connected with a trade or business in the United States.

Cancellation of the Rights Offering

There is no authority that specifically addresses the tax treatment of a Non-U.S. Stockholder that receives, sells or exercises a subscription right if Sears Holdings subsequently cancels the rights offering. However, certain authorities suggest that a Non-U.S. Stockholder who receives a subscription right and does not sell or otherwise dispose of such right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings and applicable withholding agents are likely to take the position, for information reporting, backup withholding and withholding tax purposes, that the treatment described above under “Receipt of Subscription Rights” and below under “Information Reporting and Backup Withholding” continue to apply to such a Non-U.S. Stockholder. Such a Non-U.S. Stockholder should consult its tax advisor as to whether to seek a refund of any such backup withholding or withholding tax from the U.S. Internal Revenue Service.

If a Non-U.S. Stockholder has taxable dividend income upon the receipt of a subscription right even though Sears Holdings subsequently cancels the rights offering, the Non-U.S. Stockholder should generally have a short term capital loss upon the cancellation of the subscription right in an amount equal to such Non-U.S. Stockholder’s adjusted tax basis (if any) in such right. A Non-U.S. Stockholder generally cannot deduct capital losses, except to the extent effectively connected with a trade or business in the United States.

Information Reporting and Backup Withholding

To the extent the distribution of subscription rights is treated as a dividend to a Non-U.S. Stockholder, the amount of such dividend, and the amount of any tax withheld from such dividend, generally must be reported annually to the IRS and to such Non-U.S. Stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a Non-U.S. Stockholder resides or is established pursuant to the provisions of a specific treaty or agreement with such tax authorities.

Under certain circumstances, information reporting and/or backup withholding may apply to a Non-U.S. Stockholder with respect to the distribution of the subscription rights, unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by the Non-U.S. Stockholder on a timely basis to the IRS. If backup withholding tax applies to the distribution of the subscription to a Non-U.S. Stockholder, the Stockholder’s broker (or other applicable withholding agent) will be required to remit any such backup withholding tax in cash to the IRS. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such backup withholding tax by asking the Non-U.S. Stockholder to provide the funds, by using funds in the Non-U.S. Stockholder’s account with the broker or by selling (on the Non-U.S. Stockholder’s behalf) all or a portion of the subscription rights or by another means (if any) available.

Recent Legislation

Under recently enacted legislation and administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a Non-U.S. Stockholder may be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to shares of Sears Holdings common stock to, and on gross proceeds from the sale or other taxable disposition of shares of Sears Holdings common stock after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of shares of Sears Holdings common stock) that fail to satisfy the above requirements. Non-U.S. Stockholders should consult with their tax advisors regarding the possible implications of this legislation on their receipt, sale, and exercise of subscription rights received pursuant to the Transaction.

U.S. Federal Income Tax Considerations of an Investment in Seritage Growth Common Shares

The following is a summary of the material U.S. federal income tax consequences of an investment in Seritage Growth common shares. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “Seritage Growth,” “we,” “our” and “us” generally mean only Seritage Growth and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “tenants” are to persons who are treated as lessees of real property for purposes of the REIT requirements including, in general, persons who are referred to as “customers” elsewhere in this prospectus. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position to the contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in Seritage Growth common shares, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	banks, insurance companies, regulated investment companies, or other financial institutions;

•	dealers or brokers in securities or currencies;

•	partnerships, other pass-through entities and trusts, including REITs;

•	persons who hold Seritage Growth common shares on behalf of other persons as nominees;

•	persons who receive Seritage Growth common shares as compensation;

•	persons holding Seritage Growth common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons who are subject to alternative minimum tax;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common shares as a capital asset, which generally means property held for investment.

The U.S. federal income tax treatment of holders of Seritage Growth common shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding Seritage Growth common shares will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of Seritage Growth common shares.

Taxation of Seritage Growth

We intend to elect to be taxed as a REIT under Sections 856 through 859 of the Code commencing with our taxable year ending December 31, 2015, upon the filing of our U.S. federal income tax return for such period. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

In connection with the Transaction, we expect to receive an opinion of Wachtell Lipton to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2015. It must be emphasized that the opinion of Wachtell Lipton is based on various assumptions relating to our organization and operation, and is conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Wachtell Lipton or by us that we will qualify to be taxed as a REIT for any particular year. The opinion is expressed as of the date issued. Wachtell Lipton will have no obligation to advise us or Seritage Growth shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinion.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Wachtell Lipton. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, Seritage Growth’s qualification and taxation as a REIT depends upon its ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that Seritage Growth qualifies and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge Seritage Growth’s qualification, or that Seritage Growth will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to Seritage Growth shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to Seritage Growth shareholders.

Beginning in 2013, most U.S. shareholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Commencing in 2013, the highest marginal non-corporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to Seritage Growth shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”

If Seritage Growth qualifies to be taxed as a REIT, it will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, Seritage Growth may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.	in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares or other beneficial interest is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

7.	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during an entity’s initial tax year as a REIT (which, in our case, will be 2015). Seritage Growth’s declaration of trust will provide restrictions regarding the ownership and transfers of Seritage Growth shares of beneficial interest, which are intended to assist Seritage

Growth in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, Seritage Growth’s status as a REIT will terminate. If, however, Seritage Growth complies with the rules contained in applicable Treasury regulations that require Seritage Growth to ascertain the actual ownership of its shares and Seritage Growth does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirements described in condition (6) above, Seritage Growth will be treated as having met this requirement.

To monitor compliance with the share ownership requirements, Seritage Growth generally is required to maintain records regarding the actual ownership of its shares of beneficial interest. To do so, Seritage Growth must demand written statements each year from the record holders of significant percentages of Seritage Growth common shares pursuant to which the record holders must disclose the actual owners of the common shares (i.e., the persons required to include our dividends in their gross income). Seritage Growth must maintain a list of those persons failing or refusing to comply with this demand as part of its records. Seritage Growth could be subject to monetary penalties if it fails to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of Seritage Growth common shares and other information.

In addition, an entity generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, such as Operating Partnership, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize Seritage Growth’s status as a REIT or require Seritage Growth to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take otherwise corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as a either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirements the REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to Seritage Growth shareholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

U.S. federal income tax law limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRS, if any, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed-percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of Seritage Growth shares of beneficial ownership actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally are not permitted to operate or manage our properties or to furnish or render services to our tenants, subject to a 1% de minimis exception and except as further provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue, or a TRS that is wholly or partially owned by us, to provide both customary and non-customary property management or services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.” Any amounts that we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We expect that the rent payments received pursuant to the Master Lease will be treated a rents from real property for purposes of the REIT gross income tests.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income

Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Certain items of income or gain attributable to hedges of foreign currency fluctuations with respect to income that satisfies the REIT gross income requirements may also be excluded from the 95% and 75% gross income tests. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and Seritage Growth retains its status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose Seritage Growth’s REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to Seritage Growth shareholders in an amount at least equal to:

(i)	the sum of

(a)	90% of Seritage Growth’s REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(ii)	the excess of the sum of specified items of non-cash income over 5% of Seritage Growth’s REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by Seritage Growth shareholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares within a particular class and (ii) in accordance with any preferences among different classes of shares as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of Seritage Growth’s REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for Seritage Growth shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Seritage Growth shareholders would then increase the adjusted basis of their common shares by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to Seritage Growth shareholders of any distributions that are actually made. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

We expect that Seritage Growth’s REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including Seritage Growth common shares) in order to meet the distribution requirements, while preserving our cash.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, Seritage Growth may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transactions.

Derivatives and Hedging Transactions

We may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into hedging transactions that are not described in the preceding clause (i) or (ii), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to shareholders would be taxable as regular corporate dividends. Such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributes may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of Seritage Growth common shares applicable to taxable U.S. shareholders. A “U.S. shareholder” is any holder of Seritage Growth common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Seritage Growth common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of Seritage Growth common shares.

Distributions

So long as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal income tax rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our U.S. shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its common shares. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of Seritage Growth” and “—Annual Distribution Requirements.” Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates, and 35% in the case of U.S. shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of Seritage Growth” and “—Annual Distribution Requirements.”

Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dispositions of Seritage Growth Common Shares

If a U.S. shareholder sells or disposes of Seritage Growth common shares, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the shareholder’s adjusted tax basis in the common shares. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of Seritage Growth common shares will be subject to a maximum U.S. federal income tax rate of 20% if the common shares are held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the common shares are held for one year or less. Gains recognized by shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of Seritage Growth common shares that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of Seritage Growth common shares by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the shareholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of Seritage Growth common shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of Seritage Growth common shares or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions that we make and gains arising from the sale or exchange by a U.S. shareholder of Seritage Growth common shares will not be treated as passive activity income. As a result, shareholder will not be able to apply any “passive losses” against income or gain relating to Seritage Growth common shares. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Shareholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of Seritage Growth common shares applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any holder of Seritage Growth common shares other than a partnership or U.S. shareholder.

Ordinary Dividends

The portion of dividends received by non-U.S. shareholders that (i) is payable out of our earnings and profits, (ii) is not attributable to capital gains that we recognize and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Seritage Growth common shares. In cases where the dividend income from a non-U.S. shareholder’s investment in Seritage Growth common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. shareholder that is a corporation.

Non-Dividend Distributions

Unless Seritage Growth common shares constitute a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If Seritage Growth stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the shareholder’s proportionate share of our earnings and profits, plus (ii) the shareholder’s basis in its common shares, will be taxed under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (i) the capital gain dividend is received with respect to a class of shares that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. shareholder does not own more than 5% of that class of shares at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that Seritage Growth common shares will be “regularly traded” on an established securities exchange.

Dispositions of Seritage Growth Common Shares

Unless Seritage Growth common shares constitute a USRPI, a sale of the common shares by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, Seritage Growth common shares will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, Seritage Growth common shares will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. shareholders at all times during a specified testing period. As described above, Seritage Growth’s declaration of trust contains restrictions designed to protect Seritage Growth’s status as a “domestically controlled qualified investment entity,” and we believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of Seritage Growth common shares should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but Seritage Growth common shares are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. shareholder’s sale of Seritage Growth common shares nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. shareholder held 5% or less of our outstanding common shares at any time during a prescribed testing period. We expect that Seritage Growth common shares will be regularly traded on an established securities market.

If gain on the sale of Seritage Growth common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the common shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of Seritage Growth common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder’s investment in the common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of Seritage Growth common shares (subject to the 5% exception applicable to “regularly traded” shares described above), a non-U.S. shareholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. shareholder (a) disposes of Seritage Growth common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other Seritage Growth common shares within 30 days after such ex-dividend date.

Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning Seritage Growth common shares.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt shareholder has not held Seritage Growth common shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (ii) the common shares are not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of the common shares generally should not give rise to UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of the Seritage Growth common shares could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust shareholders in order to satisfy the REIT “closely-held” test and (ii) either (a) one pension trust owns more than 25% of the value of the Seritage Growth common shares or (b) one or more pension trusts, each individually holding more than 10% of the value of the common shares, collectively own more than 50% of the value of the common shares. Certain restrictions on ownership and transfer of Seritage Growth common shares generally should prevent a tax-exempt entity from owning more than 10% of the value of Seritage Growth common shares and generally should prevent us from becoming a pension-held REIT.

Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning the Seritage Growth common shares.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in Seritage Growth common shares.

Medicare 3.8% Tax on Investment Income

For taxable years beginning after December 31, 2012, certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of Seritage Growth common shares.

Foreign Account Tax Compliance Act

Under recently enacted legislation and administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a non-U.S. shareholder may be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to Seritage Growth common shares to, and on gross proceeds from the sale or other taxable disposition of Seritage Growth common shares after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of Seritage Growth common shares) that fail to satisfy the above requirements. Non-U.S. shareholders should consult with their tax advisors regarding the possible implications of this legislation on their ownership and disposition of Seritage Growth common shares.

State, Local and Foreign Taxes

We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of Seritage Growth shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in Seritage Growth common shares.

PLAN OF DISTRIBUTION

Seritage Growth will offer the Seritage Growth common shares under the terms of the transferable subscription rights that Sears Holdings will distribute to its stockholders as of the record date. There is no managing or soliciting dealer for the offering and neither Sears Holdings nor Seritage Growth will pay any kind of fee for the solicitation of the exercise of the rights.

We intend to apply to list the rights for trading under the symbol “    ” on                     . The listing of the rights on                 is subject to the fulfillment of all listing requirements of                 . If the listing requirements are fulfilled, we expect that the subscription rights will be listed on                     on                     , 2015. The subscription rights are transferable during the course of the subscription period. We expect that most holders of subscription rights, including Sears Holdings’ directors and officers, may freely transfer their rights subject to applicable volume and manner of sale restrictions under Rule 144.

The subscription rights will cease trading at 4:00 p.m., New York time, on                     , 2015, the business day prior to the scheduled expiration date of the rights offering, unless Sears Holdings terminates or extends the rights offering.

Sears Holdings will be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the sale of Seritage Growth common shares. Because Sears Holdings will be an underwriter, Sears Holdings will be subject to the prospectus delivery requirements of the Securities Act and will be subject to certain statutory liabilities, including, but not limited to, under the Securities Act and the Exchange Act.

There is currently no established public market for Seritage Growth common shares. We intend to apply to list the Seritage Growth common shares on the                 under the symbol “    ” and expect that trading will begin the first trading day after the completion of the rights offering.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Wachtell, Lipton, Rosen & Katz. Venable LLP will issue an opinion to us regarding certain matters of Maryland law, including the validity of the common shares of beneficial interest offered hereby.

EXPERTS

The Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties as of December 31, 2013 included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such Combined Statement of Investments is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Seritage Growth Properties as of December 18, 2014 (Formation Date) included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the common shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and Seritage Growth common shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE ANNUAL, QUARTERLY AND OTHER PERIODIC REPORTS AND PROXY STATEMENTS AND WILL MAKE AVAILABLE TO SERITAGE GROWTH SHAREHOLDERS QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR CONTAINING UNAUDITED INTERIM FINANCIAL INFORMATION.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Sears Holdings Corporation

Hoffman Estates, Illinois

We have audited the accompanying combined statement of investments (the “combined statement”) of real estate assets to be acquired by Seritage Growth Properties as of December 31, 2013. This combined statement is the responsibility of Sears Holdings Corporation (the “Company”) management. Our responsibility is to express an opinion on this combined statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the combined statement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting as it relates to the combined statement. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined statement presents fairly, in all material respects, real estate assets to be acquired by Seritage Growth Properties as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

December 19, 2014

Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties

(in thousands)

	(unaudited)
	September 30, 2014	December 31, 2013
Assets
Land, buildings and improvements, net	$1,544,780	$1,595,527
Below-market ground leases, net	16,709	17,369

Total assets	$1,561,489	$1,612,896

See accompanying notes to the Combined Statement of Investments of Real Estate Assets to be Acquired by

Seritage Growth Properties.

Notes to Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties

Note 1—Business

Seritage Growth Properties (“Seritage Growth”) is a newly formed company that was organized in Maryland on December 18, 2014. Seritage Growth will conduct its operations through Seritage Growth Properties, L.P. (“Operating Partnership”), a Delaware limited partnership, that will be formed.

Pursuant to a proposed transaction, Seritage Growth will hold directly or indirectly 262 of the properties associated with Sears Holdings Corporation (“Sears Holdings”). The proposed transaction will include the acquisition of 262 properties owned (or ground-leased) by Sears Holdings, the leaseback of most of these properties to Sears Holdings and the consummation of a rights offering and private placement to Sears Holdings’ stockholders. Seritage Growth’s primary business following the transaction will consist of acquiring, financing and owning real estate property to be leased to retailers. Initially, Seritage Growth’s primary tenant will be Sears Holdings under a Master Lease.

Sears Holdings Corporation is the parent company of Kmart Holdings Corporation (“Kmart”) and Sears, Roebuck and Co. (“Sears”). Sears Holdings is an integrated retailer that operates a national network of stores with 1,831 full-line and specialty retail stores in the United States.

The accompanying Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties (“Combined Statement of Investments”) reflects certain owned real estate of 255 retail facilities and seven retail facilities subject to ground leases, that will be acquired by and ground leases transferred to Seritage Growth from affiliates of Sears Holdings. The portfolio of 262 properties consists of approximately 42 million square feet (unaudited) of building space and is broadly diversified by location across 49 states and Puerto Rico. The properties consist of 85 properties operated under the Kmart brand, 167 properties operated under the Sears brand, and ten properties leased entirely to third parties.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Combined Statement of Investments reflects the 262 properties directly attributable to Sears Holdings’ real estate holdings to be owned by Seritage Growth pursuant to the transaction. All intercompany balances have been eliminated in combination. The Combined Statement of Investments is prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as established by the Financial Accounting Standards Board (“FASB”) in the Accounting Standards Codification (“ASC”) including modifications issued under Accounting Standards Updates (“ASU”). The statement has been derived from the accounting records of Sears Holdings using the historical basis of assets of Sears Holdings. Management believes the assumptions underlying the Combined Statement of Investments are reasonable. However, the Combined Statement of Investments included herein may not necessarily reflect Seritage Growth’s financial position in the future or what their financial position would have been had Seritage Growth operated independently from Sears Holdings at the date presented.

Unaudited Interim Combined Statement of Investments

The Unaudited Interim Combined Statement of Investments as of September 30, 2014 is unaudited. In the opinion of management, the Combined Statement of Investments reflects all adjustments necessary for the fair presentation as of September 30, 2014. All such adjustments are of a normal recurring nature.

Use of Estimates

Seritage Growth has made a number of estimates, judgments and assumptions that affect the reported amounts of assets in the Combined Statement of Investments. Estimates are required in order for us to prepare our Combined Statement of Investments in conformity with GAAP. Significant estimates, judgments and assumptions are required in a number of areas, including, but not limited to, determining the useful lives of real estate properties and evaluating the impairment of long-lived assets. Seritage Growth has based these estimates, judgments and assumptions on historical experience and various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Land, Buildings and Improvements

Land and buildings are recorded at cost, less accumulated depreciation. Additions and substantial improvements are capitalized and include expenditures that materially extend the useful lives of existing facilities. Maintenance and repairs that do not materially improve or extend the lives of the respective assets are expensed as incurred.

Depreciation expense is recorded over the estimated useful lives of the respective assets using the straight-line method. The range of lives is generally 20 to 50 years for buildings and improvements.

Below-Market Ground Leases

Below-market ground leases are recorded based on their acquisition date fair value and are amortized over the remaining lives of the respective ground leases.

Impairment of Long-Lived Assets

In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including land, buildings and improvements, and definite-lived intangible assets, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value as determined based on quoted market prices or through the use of other valuation techniques.

Note 3—Land, Buildings and Improvements

Land, buildings and improvements, net of accumulated depreciation consists of the following (in thousands):

	September 30, 2014 (unaudited)	December 31, 2013
Land	$827,083	$827,083
Buildings and improvements	1,574,947	1,559,194

Gross land, buildings and improvements	2,402,030	2,386,277
Less: accumulated depreciation	(857,250)	(790,750)

Land, buildings and improvements, net	$1,544,780	$1,595,527

Note 4—Below-Market Ground Leases

The following summarizes our Below-market ground leases (in thousands):

	September 30, 2014 (unaudited)	December 31, 2013
Below-market ground leases	$26,733	$26,733
Less: accumulated amortization	(10,024)	(9,364)

Below-market ground leases, net	$16,709	$17,369

The expected amortization for below-market ground leases for the years ending is as follows (in thousands):

Expected amortization

Year	Amount
2014 (remainder)	$211
2015	731
2016	731
2017	731
2018	731
Thereafter	13,574

Note 5—Concentration of Credit Risks

Concentrations of credit risks arise when a number of operators, tenants, or obligors related to Seritage Growth’s investments are engaged in similar business activities, or activities in the same geographic region, or having similar economic features that would cause their ability to meet contractual obligations, including those to Seritage Growth, to be similarly affected by changes in economic conditions. Following the transaction, substantially all of Seritage Growth’s real estate properties will be leased to Sears Holdings, and the majority of Seritage Growth’s rental revenues will be derived from the Master Lease. Sears Holdings is a publicly traded company and is subject to the informational filing requirements of the Securities and Exchange Act of 1934, as amended, and is required to file periodic reports on Form 10-K and Form 10-Q with the Securities and Exchange Commission; refer to edgar.gov for Sears Holdings Corporation publicly-available financial information. Other than Seritage Growth’s tenant concentration, management believes the current portfolio is reasonably diversified by geographical location and does not contain any other significant concentration of credit risks. Seritage Growth’s portfolio of 262 properties is diversified by location across 49 states and Puerto Rico.

Note 6—Related Party Disclosure

Edward S. Lampert is Chairman and Chief Executive Officer of Sears Holdings and is the Chairman and Chief Executive Officer of ESL Investments, Inc., and related entities (collectively “ESL”). ESL beneficially owned approximately 49% of Sears Holdings’ outstanding common stock at November 1, 2014.

For purposes of funding the purchase price for the acquisition of 262 properties from Sears Holdings, Seritage Growth will enter into an agreement with Sears Holdings to subscribe for Seritage Growth shares and Sears Holdings will distribute such rights to its stockholders, including ESL.

Note 7—Subsequent Events

Events subsequent to December 31, 2013 were evaluated through December 19, 2014 and no events were identified requiring further disclosure in this audited Combined Statement of Investments.

Events subsequent to September 30, 2014 were evaluated through December 19, 2014 and no events were identified requiring further disclosure in this unaudited Combined Statement of Investments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Sears Holdings Corporation

Hoffman Estates, Illinois

We have audited the accompanying balance sheet of Seritage Growth Properties (the “Company”) as of December 18, 2014 (Formation Date). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Seritage Growth Properties as of December 18, 2014 (Formation Date), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

December 19, 2014

Seritage Growth Properties

Balance Sheet

December 18, 2014 (Formation Date)

(in thousands, except share data)

Assets
Cash	$—

Total assets	$—

Shareholders’ Equity
Common shares, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	$—
Additional paid-in capital	—

Total shareholders’ equity	$—

See accompanying notes to the Balance Sheet.

Seritage Growth Properties

Notes to Balance Sheet

Note 1—Business

Seritage Growth Properties (“Seritage Growth”) is a newly formed company that was organized in Maryland on December 18, 2014. Seritage Growth conducts its operations through Seritage Growth Properties, L.P. (“Operating Partnership”), a Delaware limited partnership. Under Seritage Growth’s Declaration of Trust, Seritage Growth, with the approval of a majority of the Board of Trustees and without any action by the shareholders of Seritage Growth, may amend the Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that Seritage Growth has the authority to issue.

Seritage Growth has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed rights offering to stockholders of Sears Holdings Corporation (“Sears Holdings”) of common shares of Seritage Growth. Following the Transaction, Seritage Growth will be a publicly traded, self-administered, self-managed REIT primarily engaged in the real property business through its investment in Operating Partnership. Initially, Operating Partnership’s portfolio will consist of 262 properties (the “Acquired Properties”) owned (or, in a few cases, ground-leased) by Sears Holdings as of the date of this prospectus, which will be sold to Operating Partnership in the Transaction. Operating Partnership will then lease (or sublease) a substantial majority of the space at all but ten of the Acquired Properties back to Sears Holdings under one or more master lease agreements (collectively, the “Master Lease”), with the remainder of such space leased to third-party tenants.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Balance Sheet is prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In connection with the rights offering and private placement, affiliates of Seritage Growth have or will incur legal, accounting, and related costs, which may be reimbursed by Seritage Growth upon the consummation of the rights offering. Such costs may be deferred and may be recorded as a reduction of proceeds of the rights offering and the private placement, or expensed if the rights offering is not consummated.

Organization costs, incurred by affiliates of Seritage Growth, are comprised of legal and professional fees associated with the formation of Seritage Growth, which may be reimbursed by Seritage Growth upon consummation of the rights offering and private placement. Organization costs are expensed as incurred.

Seritage Growth generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes at least 100% of its taxable income to shareholders and maintains its intended qualification as a REIT.

Note 3—Income Taxes

Seritage Growth intends to elect to be taxed as a real estate investment trust (“REIT”) as defined under Section 856(c) of the Internal Revenue Code (the “Code”), commencing with its taxable year ending December 31, 2015. To qualify as an REIT, Seritage Growth must meet certain organizational, income, asset and distribution tests. Accordingly, Seritage Growth will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its shareholders and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and share ownership tests. Seritage Growth currently intends to comply with these requirements and maintain REIT status. However, Seritage Growth may still be subject to federal excise tax, as well as foreign taxes and certain state and local income and franchise taxes.

Note 4—Related Party Disclosure

Edward S. Lampert is Chairman and Chief Executive Officer of Sears Holdings and is the Chairman and Chief Executive Officer of ESL Investments, Inc., and related entities (collectively “ESL”). ESL beneficially owned approximately 49% of Sears Holdings’ outstanding common stock at November 1, 2014.

For purposes of funding the purchase price for the acquisition of 262 properties from Sears Holdings, Seritage Growth will enter into an agreement with Sears Holdings to subscribe for Seritage Growth shares and Sears Holdings will distribute such rights to its stockholders, including ESL.

Note 5—Subsequent Events

Events subsequent to December 18, 2014 (Formation Date) were evaluated through December 19, 2014 and no events were identified requiring further disclosure in this Balance Sheet.

Seritage Growth Properties SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION [DECEMBER 31, 2014] (Dollars in thousands)

			Acquisition Costs(a)		Costs Capitalized Subsequent to Acquisition(a)		Gross Amount at Which Carried at Close of Period(b)
Name of Center	Location	Encumbrances	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date Acquired	Life Upon Which Depreciation is Computed
			(a)	(a)	(a)	(a)

(a)	We have prepared Schedule III – Real Estate and Accumulated Depreciation (“Schedule III”) omitting certain of the required information articulated in Securities and Exchange Commission Rule 12-28 in Regulation S-X. Rule 12-28 requires property specific information for the initial cost capitalized, costs capitalized subsequent to acquisition, and the date of construction and/or acquisition; these disclosures have been omitted from Schedule III. We are unable to provide all of the disclosures as many of the Properties were constructed prior to when Sears Holdings Corporation’s current fixed asset accounting software was implemented and thus we do not have the requisite historical records readily available.
(b)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $ million. (unaudited)
(c)	Depreciation is computed based on the estimated useful lives:

Years
Buildings and improvements	20-50

Reconciliation of Real Estate

(in thousands)	2014
Balance at the beginning of the period
Additions
Impairments
Dispositions and write-offs
Balance at end of period

Reconciliation of Accumulated Depreciation

(in thousands)	2014
Balance at the beginning of the period
Depreciation expense
Dispositions and write-offs
Balance at end of period

Seritage Growth Properties

PRELIMINARY PROSPECTUS

Until             , 2015 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$	*
Stock Exchange Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees (other than Blue Sky Expenses)		*
Blue Sky Expenses		*
Accounting Fees and Expenses		*
Transfer Tax and Title Insurances		*
Consulting Fees and Expenses		*
Other Fees and Expenses		*

Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

None.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland REIT to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the REIT and its shareholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Seritage Growth’s declaration of trust contains a provision that eliminates the liability of our trustees and officers to the maximum extent permitted by Maryland law.

The MRL permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL requires a Maryland corporation (unless its charter provides otherwise) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Seritage Growth’s declaration of trust authorizes Seritage Growth to obligate itself, and Seritage Growth’s bylaws obligate it, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a trustee or officer of the company and at the company’s request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Seritage Growth’s declaration of trust and bylaws also permit it to indemnify and advance expenses to any person who served a predecessor of Seritage Growth in any of the capacities described above and to any employee or agent of Seritage Growth or a predecessor of Seritage Growth.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(A) Financial Statements. See Index to Combined Financial Statements and the related notes thereto.

(B) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

3.1*	Form of Declaration of Trust of Seritage Growth Properties

3.2*	Form of Bylaws of Seritage Growth Properties

4.1*	Form of Certificate for Common Share for Seritage Growth Properties

5.1*	Form of Opinion of Venable LLP with respect to the securities to be registered

8.1*	Form of Opinion of Wachtell, Lipton, Rosen & Katz with respect to tax matters

10.1*	Form of Partnership Agreement of Seritage Growth Properties, L.P.

10.2*	Form of Indemnification Agreement between Seritage Growth Properties and its trustees and executive officers

10.3*	Form of Master Lease, by and between Seritage Growth Properties, L.P. and Sears Holdings Corporation

10.4*	Form of Purchase and Sale Agreement, by and between Seritage Growth Properties, L.P. and the holders named therein

10.5*	Form of Subscription and Distribution Agreement, by and between Seritage Growth Properties and Sears Holdings Corporation

10.6*	Form of Services Agreement, by and between Seritage Growth Properties, L.P. and Sears Holdings Corporation

21.1*	List of Subsidiaries

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

23.3*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.4*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page to the registration statement)

*	To be filed by amendment.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification of liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hoffman Estates, State of Illinois, on this      day of                 , 2015.

SERITAGE GROWTH PROPERTIES

By:
Robert A. Riecker
President and Treasurer Power of Attorney

Each person whose signature appears below constitutes and appoints              and             , and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Robert A. Riecker	Trustee, President and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	, 2015